Filed Pursuant to Rule 424(b)(4)
Registration No. 333-233602

PROSPECTUS

4,500,000 Shares

Common Stock

We are selling 4,500,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TPTX”. On September 5, 2019, the last reported sale price of our common stock as reported on the Nasdaq Global Select Market was $46.96 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$45.00	$202,500,000.00
Underwriting discounts and commissions(1)	$2.70	$12,150,000.00
Proceeds, before expenses, to us	$42.30	$190,350,000.00

(1)	See the section entitled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to 675,000 additional shares from us at the public offering price less the underwriting discount.

Our President and Chief Executive Officer, Athena Countouriotis, M.D., and our Executive Vice President and Chief Financial Officer, Yi Larson, and certain affiliates of our directors have agreed to purchase an aggregate of approximately $16.55 million of shares of our common stock in this offering at the public offering price.

The underwriters expect to deliver the shares against payment in New York, New York on September 10, 2019.

Goldman Sachs & Co. LLC	SVB Leerink

Guggenheim Securities	Wedbush PacGrow

Prospectus dated September 5, 2019.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Turning Point Therapeutics,” “the Company,” “we,” “us” and “our” refer to Turning Point Therapeutics, Inc.

Turning Point Therapeutics

We are a clinical-stage biopharmaceutical company designing and developing novel small molecule, targeted oncology therapies to address key limitations of existing therapies and improve the lives of patients. Our internally developed and wholly owned pipeline of next-generation tyrosine kinase inhibitors (TKIs) targets numerous genetic drivers of cancer in both TKI-naïve and TKI-pretreated patients. The pervasive challenges of intrinsic and acquired treatment resistance often limit the response rate and durability of existing therapies. One of these challenges is the emergence of solvent front mutations, which are a common cause of acquired resistance to currently approved therapies for ROS1, TRK and ALK kinases. We have developed a macrocycle platform enabling us to design proprietary small, compact TKIs with rigid three-dimensional structures that potentially bind to their targets with greater precision and affinity than other kinase inhibitors. We believe our macrocycle platform will generate TKIs that are potentially best-in-class. Our lead drug candidate, repotrectinib (TPX-0005), is being evaluated in an ongoing Phase 1/2 trial called TRIDENT-1 for the treatment of patients with ROS1+ advanced non-small-cell lung cancer (NSCLC) and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. We initiated the multi-cohort Phase 2 registrational portion of TRIDENT-1 in June 2019 and are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020. This Phase 2 portion is a registrational trial for potential approval in ROS1+ advanced NSCLC and NTRK+ advanced solid tumors. In addition to repotrectinib, our pipeline includes two multi-targeted kinase inhibitors, TPX-0022 (a novel MET/CSF1R/SRC inhibitor) and TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors, from which we anticipate selecting a final candidate for investigational new drug (IND)-enabling studies. Our IND application for TPX-0022 cleared in May 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. We have submitted an IND for TPX-0046, and subject to clearance of the IND, plan to initiate a clinical trial for TPX-0046 in the second half of 2019.

Overview of Kinases and Current Limitations of Kinase Inhibitors

Kinases are enzymes that respond to external stimuli to modulate numerous activities of cells, such as proliferation, survival and migration. TKIs have become an important class of cancer therapies due to their ability to interrupt deregulated kinase signaling that leads to unchecked cell growth and tumor progression. In 2017, TKIs represented approximately $20 billion in worldwide drug sales. Despite the success of this drug class, there remains a significant opportunity for a new generation of TKIs that address the shortcomings of current therapies. These shortcomings include the inability to achieve a response or limited durability of response caused by intrinsic or acquired resistance, and toxicities that limit dosage levels and duration of treatment. Many conventional kinase inhibitors are oversized, with bulky side groups and limited chemical structure diversity, and some are associated with safety issues such as QT prolongation (abnormal electrocardiography) and hepatotoxicity (liver damage). Further, the same class of kinase inhibitors often share many binding similarities and therefore often cannot be sequentially administered to effectively overcome common treatment resistant mutations.

There are multiple types of mutations, including gatekeeper mutations and solvent front mutations, that can emerge with the use of TKIs. A gatekeeper mutation occurs from the substitution of one amino acid residue for another in front of the back pocket of the adenosine triphosphate (ATP) binding site within a kinase. In 2012, a treatment resistant mutation arising from an area of the kinase called the solvent front was first identified in a patient treated with Xalkori (crizotinib), and named as a solvent front mutation. Most of the currently approved or investigational ROS1, ALK and TRK kinase inhibitors have an extra chemical group, or motif, extending to the solvent front that leaves them susceptible to solvent front mutations. The most common solvent front mutation in the ROS1 kinase, G2032R, was reported in 2017 from a single institution in 41% of patients who experienced progressive disease while taking crizotinib. In addition, emerging solvent front mutations, such as TRKA G595R, TRKC G623R and TRKC G623E, have developed in NTRK+ solid tumors after treatment with the approved TKIs Vitrakvi (larotrectinib) and Rozlytrek (entrectinib). Currently, there are no FDA-approved TKIs that can overcome solvent front mutations for the ROS1 or TRK kinases. Additionally, there are no FDA-approved TKIs that can address resistance that may arise after RET targeted agents.

Our Approach

To overcome key limitations of most current TKI therapies and emerging resistance, our strategy is to design small (low molecular weight), compact TKIs with rigid three-dimensional macrocyclic structures that bind inside the ATP pocket of the target kinase. By binding completely inside the ATP pocket, our TKIs can bind to solvent front mutated kinases that sterically exclude conventional TKIs. In addition to potentially addressing resistance that has developed from prior lines of TKI therapy, we believe our TKIs may also prevent or delay the emergence of new resistant mutations. Furthermore, unlike conventional flat, two-dimensional kinase inhibitor structures, we believe a rigid three-dimensional structure enables our TKIs to target the selected kinases in a highly potent, precise and efficient manner, which provides a base for a favorable kinase selectivity profile. The figure below depicts the structure of repotrectinib compared to certain approved and investigational TKIs, overlaid on the structure of ATP. The extra motif present in conventional TKIs at the solvent front area may result in the development of solvent front mutations, as illustrated below.

SFM: area that may result in solvent front mutations

MW: molecular weight

Our Pipeline

We are leveraging our macrocycle platform to design a pipeline of highly potent proprietary TKI drug candidates that are structurally different from many existing kinase inhibitors. We believe our TKIs may address the key issues of emerging treatment resistance and toxicities that limit duration of treatment. Our platform allows us to rapidly identify new drug candidates for development. We have global development and commercialization rights to all our drug candidates, including our lead program.

The following chart summarizes our product pipeline, including our lead product candidate, repotrectinib, and our recent and anticipated milestones.

Turning Point Therapeutics Pipeline

1	Not required for Phase 2 registrational clinical trials
2	Including NSCLC, thyroid, and other solid tumors with abnormal RET gene

Repotrectinib

Our lead drug candidate, repotrectinib, is a low molecular weight macrocyclic TKI of ROS1, TRK and ALK that is being evaluated in our ongoing Phase 1/2 clinical trial called TRIDENT-1 for the treatment of patients with ROS1+ advanced NSCLC and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. As of the July 22, 2019 data cut-off date, the preliminary analysis from a total of 93 patients across nine dose escalation cohorts showed repotrectinib was generally well tolerated with the majority of treatment emergent adverse events (TEAEs: related and unrelated to treatment) being Grade 1 or Grade 2. The following table shows the most common TEAEs occurring in >10% of patients in the total of 93 treated patients, as well as the infrequent Grade 3 treatment related AEs (TRAEs). The most common TEAE reported was dizziness in 54 patients of whom 43 (80%) reported the event at a maximum of Grade 1. There were no reported cases of Grade 4 TRAEs.

	TEAES			TRAEs
Most common (>10%) (n=93)	All Grades n (%)	Grade 3 n (%)	Grade 4[1] n (%)	Grade 3 n (%)	Grade 4 n (%)
Dizziness	54 (58.1)	3 (3.2)		3 (3.2)	—
Dysgeusia	45 (48.4)
Anemia	28 (30.1)	11 (11.8)		3 (3.2)
Constipation	28 (30.1)
Fatigue	28 (30.1)	2 (2.2)
Dyspnea (shortness of breath)	27 (29.0)	5 (5.4)	1 (1.1)	1 (1.1)

	TEAES			TRAEs
Most common (>10%) (n=93)	All Grades n (%)	Grade 3 n (%)	Grade 4[1] n (%)	Grade 3 n (%)	Grade 4 n (%)
Paresthesia	27 (29.0)
Nausea	21 (22.6)	2 (2.2)
Cough	18 (19.4)
Pyrexia (fever)	17 (18.3)
Headache	15 (16.1)	1 (1.1)
Vomiting	13 (14.0)
Ataxia	12 (12.9)
Myalgia	11 (11.8)
Upper respiratory tract infection	11 (11.8)
Abdominal pain	10 (10.8)
Muscular weakness	10 (10.8)	1 (1.1)
Pain in extremity	10 (10.8)	1 (1.1)

1	Additional Grade 4 TEAEs: cerebrovascular accident, influenza, hyperkalemia, bacterial pneumonia, sepsis (n=1 each), respiratory failure (n=2); none were determined to be related to treatment.
≠	Grade 5 TEAEs: respiratory failure (n=2), pneumonia, sepsis, sudden death (n=1 each); only the case of sudden death was determined to be possibly related to treatment by Sponsor

As of the data cut-off date, preliminary efficacy data, including activity within the central nervous system (CNS), across eight of the nine dose escalation cohorts (those that included ROS1+ patients) included:

•	TKI-naïve ROS1+ advanced NSCLC evaluable population (n=11):

¡	Median follow-up time was 20.1 months (range, 5.3 to 24.9+ months).

¡	Confirmed objective response rate (ORR) was 91% (10/11) (95% Confidence Interval (CI), 59 to 100).

¡

At our Phase 2 dose of 160 mg QD (once daily) or above (n=7), six patients (86%) achieved a confirmed partial response (PR), which includes one patient who initially started repotrectinib at 120 mg QD but escalated to 160 mg QD before responding 21 days later.

¡

Median duration of response (DOR) for the 10 confirmed responders is not mature to report, with five of 10 (50%) responding patients remaining in response at 3.7+, 14.8+, 16.4+, 17.6+, and 23.3+ months, respectively. In addition, there have been four events of progressive disease and one censored patient off treatment prior to progression.

•	The probability of DOR ≥ 18 months is 65% (based on Kaplan-Meier estimation).

¡

Confirmed intracranial ORR (IC-ORR) was 100% (3/3) (95% CI, 29 to 100) in patients with measurable CNS metastases, with all three patients also achieving a confirmed extracranial response. Of these three patients, two remained in a confirmed PR for 14.8+ and 17.6+ months and one patient progressed at 23.1 months but remained on treatment for 25.7+ months at the time of the data cut-off.

•	TKI-pretreated ROS1+ advanced NSCLC evaluable population (n=29):

¡	This includes 18 patients who were treated with one prior ROS1 TKI, seven patients treated with two prior TKIs and four patients treated with three prior ROS1 TKIs.

¡	Median follow-up time was 7.3 months (range, 0.6 to 19.3+ months).

•	TKI-pretreated (one prior TKI) ROS1+ advanced NSCLC evaluable population (n=18):

¡	Across all seven dose levels, the confirmed ORR was 39% (7/18) (95% CI, 17 to 64).

¡	At our Phase 2 dose of 160 mg QD or above (n=11):

•	55% (6/11) of patients achieved a confirmed PR, with two of six patients remaining in response (both for 5.5+ months).

•	57% (4/7) of patients treated with crizotinib as their prior ROS1 TKI achieved a confirmed PR.

¡	Confirmed IC-ORR was 75% (3/4) (95% CI, 19 to 99) in patients with measurable CNS metastases, with 80% (4/5) of TKI pretreated patients showing tumor regressions.

¡	Clinical benefit rate was 78% (14/18) (95% CI, 52 to 94), which is clinically meaningful for patients with limited treatment options.

•	TKI-pretreated (two or more prior TKIs) ROS1+ advanced NSCLC evaluable population (n=11):

¡

Of the seven patients treated with two prior TKIs, two (29%) (95% CI, four to 71) achieved a confirmed PR, with both patients treated at 160 mg QD and remaining in response for 3.7+ months at the time of the data cut-off.

•	One of the two responders achieved a complete response (CR) that has yet to be confirmed and is currently classified as a confirmed PR.

•

In addition to the two new confirmed responders, one additional patient treated initially at 160 mg QD who dose escalated to 160 mg BID (twice daily) only had one post baseline scan at the time of the data cut-off which showed a CR, but is currently classified as being in stable disease until a confirmatory scan is performed.

•	The clinical benefit rate in patients with two prior TKIs was 71% (5/7) (95% CI, 29 to 96), which is clinically meaningful for patients with limited treatment options.

¡

Of the four heavily pretreated patients who had previously received three prior ROS1 TKIs, two patients achieved stable disease and remain on treatment at 3.6+ and 21.6+ months. These patients are not eligible for the ongoing TRIDENT-1 Phase 2 registrational study.

•

Tumor regressions were observed in all seven crizotinib-pretreated evaluable patients with a ROS1 G2032R solvent front mutation. Three of the seven (43%) patients achieved a confirmed PR, all whom were treated at 160 mg QD or higher.

¡	Two of the responding patients were treated with one prior TKI:

•	One had a DOR of 5.5+ months who remained on treatment for 7.6+ months, and one had a DOR of 4.4 months and remained on treatment for 21.2 months.

¡	The other responding patient was treated with two prior TKIs and had a DOR of 3.7+ months and remained on treatment for 5.6+ months at the time of the data cut-off.

•	TKI-naïve NTRK+ advanced solid tumor evaluable population (n=2):

¡

Since the last data cut-off of March 4, 2019, a TKI naïve TRK+ patient with advanced thyroid cancer treated at 160 mg QD achieved a confirmed PR with a DOR of 3.8+ months and who remained on treatment for 5.5+ months at the time of the July 22, 2019 data cut-off.

¡	One evaluable patient who had glioblastoma achieved stable disease as the best response.

¡	In addition, one patient with angiosarcoma who had a dramatic initial response on skin lesions was not evaluable for response due to death from sepsis (not treatment related) within the second cycle.

•	TKI-pretreated NTRK+ advanced solid tumor evaluable population (n=3):

¡

Of the three evaluable patients, one patient with an advanced salivary gland cancer previously treated with multiple prior TKIs, including crizotinib and entrectinib, and who developed a TRKC G623E solvent front mutation achieved a confirmed PR with repotrectinib with a 9.8 month DOR. This patient remained on treatment for 17.9 months. The patient discontinued repotrectinib due to further disease progression, and received combination chemotherapy with no response. In January 2019, the patient began a second course of repotrectinib on a compassionate use basis and as of August 13, 2019, was in an unconfirmed PR per RECIST v1.1 and remained on repotrectinib for 7.2+ months.

We are currently completing the Phase 1 portion of TRIDENT-1. For the Phase 2 portion of TRIDENT-1, our dose regimen is a starting dose of 160 mg QD for the first 14 days of treatment, after which the dose may be increased to 160 mg BID (twice daily) based on patient tolerability.

The Phase 2 portion of TRIDENT-1 is a registrational trial for potential approval of repotrectinib in both TKI-naïve and TKI-pretreated patients with ROS1+ advanced NSCLC or NTRK+ advanced solid tumors. We have initiated the Phase 2 portion and begun patient dosing, and are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020.

We are co-developing repotrectinib with a next-generation sequencing-based companion diagnostic. A prototype companion diagnostic has been developed and is being used as a clinical trial assay to confirm the presence of ROS1+, NTRK+ or ALK+ gene fusions in patients prior to enrollment into the Phase 2 portion of TRIDENT-1. We have selected a diagnostic partner to support development of the companion diagnostic and filing of a pre-market approval (PMA) application to the FDA. In May 2019, the FDA approved an IDE for use of this clinical trial assay in the Phase 2 portion of TRIDENT-1.

TPX-0022, TPX-0046 and a Next-Generation ALK Inhibitor

In addition to repotrectinib, our pipeline includes multi-targeted drug candidates we have designed using our macrocycle platform: TPX-0022 (a novel MET/CSF1R/SRC inhibitor), TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors. Our IND application for TPX-0022 cleared in May 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. For TPX-0046, we have submitted an IND, and subject to clearance of the IND, we plan on initiating a clinical trial for TPX-0046 in the second half of 2019. We plan to select an ALK inhibitor candidate for IND-enabling studies in the second half of 2019.

Our Team

We believe our internally designed, macrocycle platform and experienced team enable us to advance differentiated TKIs into the clinic, which may provide meaningful benefits to patients with cancer. Our team has extensive experience in the discovery, design and development of cancer therapeutics, with a clear focus on next-generation TKIs. Our scientific founder and the designer of our next-generation TKIs, J. Jean Cui, Ph.D., has more than 20 years of experience, including most recently at Pfizer Inc., where she was the lead inventor of two approved TKIs, Xalkori (crizotinib) and Lorbrena (lorlatinib). In addition, our President and Chief Executive Officer, Athena Countouriotis, M.D., has over 15 years of experience, including senior leadership roles at Ambit Biosciences Corporation and Halozyme Therapeutics, Inc., and has led the development of multiple TKIs through approval, including Vanflyta (quizartinib), Sprycel (dasatinib), Sutent (sunitinib) and Bosulif (bosutinib). We are supported by our board of directors and scientific advisory board, who have significant experience in drug development, as well as expertise in building public companies and business development. We believe that our team is well positioned to leverage our highly differentiated platform to continue to design and develop novel TKIs that will have significant benefit for cancer patients.

Our Strategy

Our strategy is to focus on the design, development and commercialization of novel TKIs to address unmet medical needs, including in the area of treatment resistance. Key elements of our strategy include:

•

Rapidly develop and commercialize our lead drug candidate, repotrectinib, for the treatment of patients with ROS1+ advanced NSCLC and NTRK+ advanced solid tumors, including those with CNS disease or CNS metastases.

•	Expand the market opportunity for repotrectinib by pursuing pediatric indications, additional indications in ROS1+ or ALK+ advanced non-NSCLC solid tumors, and combination therapies.

•	Leverage our extensive expertise and macrocycle platform to develop and expand our pipeline candidates as single agent therapies and/or in combinations.

•	Evaluate strategic opportunities to accelerate development timelines and enhance the commercial potential of our drug candidates.

•	Establish capabilities to effectively commercialize our drug candidates.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” immediately following this prospectus summary. These risks include the following, among others:

•

We have incurred significant operating losses since our inception and have not generated any revenue. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

•

Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital on favorable terms when needed, we could be forced to delay, reduce or eliminate our research or drug development programs or any future commercialization efforts.

•

We are early in our development efforts and our lead drug candidate, repotrectinib, is currently in a potentially registrational Phase 2 clinical trial. We have not successfully completed late-stage clinical trials or obtained regulatory approval for any drug candidate. We may never obtain approval for any of our drug candidates or achieve or sustain profitability.

•

Drug development involves a lengthy and expensive process. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of repotrectinib or our other drug candidates.

•	If we experience delays or difficulties in enrolling patients in our ongoing or planned clinical trials, our receipt of necessary regulatory approval could be delayed or prevented.

•

Adverse side effects or other safety risks associated with repotrectinib or our other drug candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•

If we are unable to obtain and maintain sufficient patent protection for our drug candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our drug candidates successfully may be adversely affected.

•

The development and commercialization of pharmaceutical products are subject to extensive regulation, and we may not obtain regulatory approvals for repotrectinib or any other drug candidates, on a timely basis or at all.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Corporate and Other Information

We were incorporated in Delaware in October 2013 under the name TP Therapeutics, Inc. In November 2018, we changed our name to Turning Point Therapeutics, Inc. Our principal executive offices are located at 10628 Science Center Drive, Ste. 200, San Diego, CA 92121, and our telephone number is (858) 926-5251. Our corporate website address is www.tptherapeutics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of (i) December 31, 2024, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	4,500,000 shares.

Underwriters’ option to purchase additional shares of common stock granted by us	675,000 shares.

Common stock to be outstanding immediately after this offering	35,797,423 shares (or 36,472,423 shares if the underwriters exercise their option to purchase additional shares from us in full).

Use of proceeds	We intend to use the net proceeds from this offering to further the clinical development of repotrectinib in our Phase 2 portion of TRIDENT-1, including companion diagnostic development, as well as in combination and pediatric studies; to further the development of our other pipeline candidates, including TPX-0022 and TPX-0046 and our next generation ALK inhibitor candidate once selected; for the design and development of new drug candidates; and for working capital and other general corporate purposes.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“TPTX”

The number of shares of our common stock to be outstanding after this offering is based on 31,297,423 shares of common stock outstanding as of June 30, 2019, and excludes:

•	4,590,804 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, at a weighted-average exercise price of $7.73 per share;

•

3,404,401 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan (2019 Plan) as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

•

288,938 shares of common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan (ESPP), as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase up to an additional 675,000 shares of common stock from us in this offering.

Our President and Chief Executive Officer, Athena Countouriotis, M.D., and our Executive Vice President and Chief Financial Officer, Yi Larson, and certain affiliates of our directors have agreed to purchase an aggregate of approximately $16.55 million of shares of our common stock in this offering at the public offering price.

Summary Financial Data

The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. We have derived the summary statements of operations data for the years ended December 31, 2017 and 2018 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2018 and 2019 and the summary balance sheet data as of June 30, 2019 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. In our opinion, this unaudited interim condensed financial data has been prepared on a basis consistent with our audited financial statements and contains all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. The summary financial data included in this section is not intended to replace the financial statements and related notes included elsewhere in this prospectus. You should read the following summary financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(In thousands, except share and per share data)		(In thousands, except share and per share data) (Unaudited)
Statements of Operations Data:
Operating expenses:
Research and development	$15,241	$21,062	$8,713	$24,162
General and administrative	1,487	4,578	1,319	8,357

Total operating expenses	16,728	25,640	10,032	32,519

Loss from operations	(16,728)	(25,640)	(10,032)	(32,519)
Other income, net	135	855	262	1,830

Net loss(1)	$(16,593)	$(24,785)	$(9,770)	$(30,689)

Net loss per share, basic and diluted(1)	$(4.97)	$(7.31)	$(2.89)	$(2.19)

Shares used in computing net loss per share, basic and diluted(1)	3,337,640	3,388,586	3,374,787	14,004,957

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2019
	Actual	As Adjusted(1)
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$78,781	$268,381
Working capital(2)	247,280	436,880
Total assets	257,445	447,045
Accumulated deficit	(81,442)	(81,442)
Total stockholders’ equity	247,915	437,515

(1)

The as adjusted column reflects the receipt of the net proceeds from the sale of 4,500,000 shares of our common stock by us in this offering at the public offering price of $45.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and liabilities.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant operating losses since our inception and have not generated any revenue. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

Investment in drug development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company that was formed in 2013 and commenced operations in 2014. We have no approved products for commercial sale and have not generated any revenue from product sales or from licenses or collaborations. We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we have never been profitable and have incurred losses in each year since inception. For the six months ended June 30, 2019 and 2018, we reported a net loss of $30.7 million, and $9.8 million, respectively. As of June 30, 2019, we had an accumulated deficit of $81.4 million.

Since our inception, we have focused substantially all of our efforts and financial resources on the research, preclinical and clinical development of our lead drug candidate, repotrectinib, and our research efforts on other potential drug candidates. To date, we have funded our operations primarily with proceeds from sales of shares of our common and convertible preferred stock. From inception through June 30, 2019, we received an aggregate of $321.9 million in net proceeds from such sales. As of June 30, 2019, our cash and cash equivalents and available for sale marketable securities were $250.2 million.

We expect to incur increasing levels of operating losses for the foreseeable future, particularly as we advance repotrectinib through clinical development. Our prior losses, combined with expected future losses, have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our ongoing and planned clinical trials, including the Phase 2 portion of TRIDENT-1, our Phase 1 clinical trial of TPX-0022, our planned Phase 1/2 clinical trial of repotrectinib in pediatric patients, and our planned Phase 1 clinical trial of TPX-0046, and development of other pipeline drug candidates we may choose to pursue. In addition, if we obtain marketing approval for repotrectinib, we will incur significant sales, marketing and outsourced manufacturing expenses in connection with the commercialization of repotrectinib. We will also incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and begin to sell, repotrectinib or another drug candidate. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	successfully complete the Phase 2 portion of TRIDENT-1;

•

initiate and successfully complete all safety, pharmacokinetic and other studies required to obtain U.S. and foreign marketing approval for repotrectinib as a treatment for patients with ROS1+ advanced NSCLC and patients with NTRK+ advanced solid tumors;

•	initiate and successfully complete other later-stage clinical trials that meet their clinical endpoints;

•	obtain favorable results from our clinical trials and apply for and obtain marketing approval for repotrectinib;

•	establish licenses, collaborations or strategic partnerships that may increase the value of our programs;

•	successfully manufacture or contract with others to manufacture repotrectinib and our other drug candidates;

•	commercialize repotrectinib, if approved, by building a sales force or entering into collaborations with third parties;

•	obtain, maintain, protect and defend our intellectual property portfolio; and

•	achieve market acceptance of repotrectinib in the medical community and with third-party payors.

To become and remain profitable, we must succeed in designing, developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials for our drug candidates, designing additional drug candidates, establishing arrangements with third parties for the manufacture of clinical supplies of our drug candidates, obtaining marketing approval for our drug candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

In cases where we are successful in obtaining regulatory approval to market one or more of our drug candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, or if, we will be able to achieve profitability. If we decide to or are required by the FDA or other regulatory authorities to perform studies or clinical trials in addition to those currently expected, or if there are any delays in establishing appropriate manufacturing arrangements for, in initiating or completing our current and planned clinical trials for, or in the development of, any of our drug candidates, our expenses could increase materially and profitability could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital on favorable terms when needed, we could be forced to delay, reduce or eliminate our research or drug development programs or any future commercialization efforts.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our lead drug candidate, repotrectinib, and other pipeline drug candidates through clinical development and seek to design additional drug candidates from our macrocycle platform. We expect increased expenses as we continue our research and development, initiate additional clinical trials, and seek marketing approval for our lead program and our other drug candidates. In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, we expect to continue to incur significant costs associated with operating as a public company.

In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for sale for at least the next several years, if ever, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on favorable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on favorable terms, we could be forced to delay, reduce or eliminate our research and development programs, our commercialization plans or other operations. We believe that our existing cash and cash equivalents and available for sale marketable securities will be sufficient to enable us to fund our operating expenses for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changes beyond our control may occur that would cause us to use our available capital before that time, including changes in and progress of our drug development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the progress and results of our Phase 2 portion of TRIDENT-1 and any other additional planned clinical trials evaluating repotrectinib;

•	the scope, rate of progress, results and costs of drug design, preclinical development and clinical trials for the other drug candidates in our pipeline, including TPX-0022 and TPX-0046;

•	the extent to which we develop, in-license or acquire other pipeline drug candidates or technologies;

•	the number and development requirements of other drug candidates that we may pursue, and other indications for our current drug candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our drug candidates and any companion diagnostics we may pursue;

•	the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our drug candidates;

•	the cost associated with commercializing any approved drug candidates, including to establish sales and marketing capabilities;

•	the cost associated with completing any post-marketing studies or trials required by the FDA or other regulatory authorities;

•	the revenue, if any, received from commercial sales of repotrectinib, if approved, or our other pipeline drug candidates that receive marketing approval;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to; and

•

to the extent we pursue strategic collaborations, including collaborations to commercialize repotrectinib or any of our other pipeline drug candidates, our ability to establish and maintain collaborations on favorable terms, if at all.

Even if this offering is successful, we will require additional capital to complete our planned clinical development programs for our current drug candidates to obtain regulatory approval. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future drug candidates, if approved.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to third parties to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Design and Development of Our Drug Candidates

We are early in our development efforts and our lead drug candidate, repotrectinib, is currently in a Phase 2 potentially registrational clinical trial. We have not successfully completed late-stage clinical trials or obtained regulatory approval for any drug candidate. We may never obtain approval for any of our drug candidates or achieve or sustain profitability.

We currently have no products that are approved for sale. We are early in our development efforts and have only recently initiated and begun patient dosing in the Phase 2 registrational portion of our

TRIDENT-1 clinical trial for our lead drug candidate, repotrectinib. Our only other drug candidate in clinical trials, TPX-0022 has only recently entered into a Phase 1 study. There can be no assurance that repotrectinib or our other drug candidates in development will achieve success in their clinical trials or obtain regulatory approval.

Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of repotrectinib or other drug candidates in development. The success of our drug candidates, including repotrectinib, will depend on several factors, including the following:

•	successful completion of preclinical studies and clinical trials;

•	acceptance of INDs by the FDA or other clinical trial or similar applications from foreign regulatory authorities for our future clinical trials for our pipeline drug candidates;

•	timely and successful enrollment of patients in, and completion of, clinical trials with favorable results;

•	demonstration of safety, efficacy and acceptable risk-benefit profiles of our drug candidates to the satisfaction of the FDA and foreign regulatory agencies;

•	our ability, or that of our collaborators, to develop and obtain clearance or approval of companion diagnostics, on a timely basis, or at all;

•	receipt and related terms of marketing approvals from applicable regulatory authorities, including the completion of any required post-marketing studies or trials;

•	raising additional funds necessary to complete clinical development of and commercialize our drug candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our drug candidates;

•	developing and implementing marketing and reimbursement strategies;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining third-party payor coverage and adequate reimbursement;

•	protecting and enforcing our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

Many of these factors are beyond our control, and it is possible that none of our drug candidates will ever obtain regulatory approval even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our drug candidates, which would materially harm our business. For example, our business could be harmed if results of our clinical trials of repotrectinib or our other drug candidates vary adversely from our expectations.

Drug development involves a lengthy and expensive process. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of repotrectinib or our other drug candidates.

We currently have only two drug candidates in clinical development, and the risk of failure is high. We are unable to predict when or if our drug candidates will prove effective or safe in humans or will obtain marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim or preliminary results of a clinical trial do not necessarily predict final results. In particular, the small number of patients in our early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. In addition, although we have observed encouraging preliminary overall response rates in the dose escalation and dose expansion stage of the Phase 1 portion of our ongoing TRIDENT-1 clinical trial of repotrectinib, the primary objectives were to determine the safety, tolerability and maximum tolerated dose of repotrectinib and to determine a recommended Phase 2 dose and not to demonstrate efficacy. The assessments of efficacy from this portion of the clinical trial were not designed to demonstrate statistical significance and may not be predictive of the results of further clinical trials of repotrectinib. For example, based on the lack of responses in the pretreated evaluable ALK+ patients enrolled in the Phase 1 portion of TRIDENT-1, we do not plan to enroll ALK+ NSCLC patients in the Phase 2 portion of TRIDENT-1.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to obtain marketing approval or commercialize our drug candidates, including:

•	regulators or institutional review boards (IRBs)/ethics committees (ECs) may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•

clinical trials for our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials, delay clinical trials or abandon product development programs;

•

the number of patients required for clinical trials for our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or the duration of these clinical trials may be longer than we anticipate;

•	competition for clinical trial participants from investigational and approved therapies may make it more difficult to enroll patients in our clinical trials;

•	we or third-party collaborators may fail to obtain the clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

•	our third-party contractors may fail to meet their contractual obligations to us in a timely manner, or at all, or may fail to comply with regulatory requirements;

•	we may have to suspend or terminate clinical trials for our drug candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	our drug candidates may have undesirable or unexpected side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs/ECs to suspend or terminate the trials;

•	the cost of clinical trials for our drug candidates may be greater than we anticipate;

•

the supply or quality of our drug candidates or other materials necessary to conduct clinical trials for our drug candidates may be insufficient or inadequate and result in delays or suspension of our clinical trials; and

•	we or a diagnostic development partner may fail to receive regulatory approval of a companion diagnostic for use with a marketed product.

Our product development costs will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our planned preclinical studies or clinical trials will begin on a timely basis or at all, will need to be restructured or will be completed on schedule, or at all. For example, the FDA may place a partial or full clinical hold on, any of our clinical trials for a variety of reasons. In February 2018, we received a Deficiency–Potential Hold Issues letter from the FDA stating that the number of patients treated in the Phase 1 portion of our ongoing TRIDENT-1 clinical trial exceeded the protocol-specified dose escalation enrollment plan. Additionally, the Development Safety Update Report (DSUR) and the Investigator’s Brochure (IB) had not been updated with available clinical safety information. Following discussion with the FDA, our IND was placed on partial clinical hold pending the submission of an amended protocol, an updated DSUR and updated IB. The partial clinical hold was removed on June 29, 2018 after the requested documents were revised and TRIDENT-1 resumed patient enrollment.

Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations.

Any delays in the commencement or completion, or termination or suspension, of our ongoing, planned or future clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials of a drug candidate in any indication, we must submit the results of preclinical studies to the FDA along with other information, including information about the drug candidate’s chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory filing.

Before obtaining marketing approval from the FDA for the sale of repotrectinib or any other drug candidate in any indication, we must conduct extensive clinical studies to demonstrate safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we expect to rely in part on preclinical, clinical and quality data generated by our contract research organizations (CROs) and other third parties for regulatory submissions for our drug candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase. To date, we have submitted three INDs: one IND for the current Phase 1/2 clinical trial of repotrectinib; one IND for the current Phase 1 clinical trial of TPX-0022; and one IND for the planned Phase 1 clinical trial of TPX-0046. We still need to receive FDA clearance of our IND for TPX-0046 before we can begin a clinical trial of TPX-0046, and would require the same acceptance by the FDA prior to initiating any clinical trials in the United States for any of our other drug candidates. The FDA may require us to conduct additional preclinical studies for any drug candidate before it allows us to initiate clinical trials under any IND, which may lead to additional delays and increase the costs of our preclinical development programs.

Any delays in the commencement or completion of our ongoing, planned or future clinical trials could significantly affect our product development costs. We do not know whether our planned trials will begin on time or at all, or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	the FDA disagreeing as to the design or implementation of our clinical trials or with our recommended dose for any of our pipeline programs;

•	obtaining FDA authorization to commence a trial or reaching a consensus with the FDA on trial design;

•	failing to obtain regulatory clearance or approval of companion diagnostics we may use to identify patients for enrollment in our clinical trials;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more IRBs/ECs;

•	IRBs/ECs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	failing to manufacture or obtain sufficient quantities of drug candidate or, if applicable, combination therapies for use in clinical trials;

•	patients failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

•	patients choosing an alternative treatment, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	patients experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	selecting or being required to use clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our drug candidates or any of their components being ordered by the FDA to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of drug candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;

•

us, or our third-party contractors not performing data collection or analysis in a timely or accurate manner or improperly disclosing data prematurely or otherwise in violation of a clinical trial protocol; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs/ECs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a pharmaceutical, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs/ECs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Certain of our scientific advisors or consultants who receive compensation from us are investigators for our clinical trial. Under certain circumstances, we may be required to report some of these relationships to the FDA. Although we believe our existing relationships are within the FDA’s guidelines, the FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of repotrectinib. If we experience delays in the completion of, or termination of, any clinical trial of repotrectinib or any other drug candidate, the commercial prospects of such drug candidate will be harmed, and our ability to generate product revenues will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition, results of operations and prospects significantly.

If we experience delays or difficulties in enrolling patients in our ongoing or planned clinical trials, our receipt of necessary regulatory approval could be delayed or prevented.

We may not be able to initiate or continue our ongoing or planned clinical trials for our drug candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA. In addition, some of our competitors may have ongoing clinical trials for drug candidates that would treat the same patients as repotrectinib or our other drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ drug candidates. This is acutely relevant for our development of repotrectinib for the treatment of patients with NTRK+ advanced solid tumors, an indication for which the approved TKIs, larotrectinib and entrectinib, are required to complete post-marketing studies, and our development of repotrectinib for the treatment of patients with ROS1+ advanced NSCLC and patients with NTRK+ advanced solid tumors, an indication for which investigational drugs are competing for clinical trial participants. Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	our ability to recruit clinical trial investigators of appropriate competencies and experience;

•	the incidence and prevalence of our target indications;

•

clinicians’ and patients’ awareness of, and perceptions as to the potential advantages and risks of our drug candidates in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	invasive procedures required to enroll patients and to obtain evidence of the drug candidate’s performance during the clinical trial;

•	availability and efficacy of approved medications for the disease under investigation;

•	eligibility criteria defined in the protocol for the trial in question;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	efforts to facilitate timely enrollment in clinical trials;

•	whether we are subject to a partial or full clinical hold on any of our clinical trials;

•	reluctance of physicians to encourage patient participation in clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents; and

•	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Adverse side effects or other safety risks associated with repotrectinib or our other drug candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As is the case with pharmaceuticals generally, we have observed side effects and adverse events associated with repotrectinib. As of the July 22, 2019 data cut-off date for the Phase 1 portion of our ongoing Phase 1/2 clinical trial of repotrectinib, TRIDENT-1, the most common treatment emergent adverse events were dizziness, dysgeusia, anemia, constipation, fatigue, dyspnea, paresthesia, nausea, cough, pyrexia, headache, vomiting, ataxia, myalgia, upper respiratory tract infection, abdominal pain, muscular weakness, and pain in extremity, most of which were Grade 1 or Grade 2. In patients treated at 160 mg QD or above, the majority of TEAEs of dizziness, ataxia and paresthesia occurred within the first 14 days after dosing.

Of all 93 patients in the safety population, three patients discontinued treatment due to adverse events (one with a Grade 3 pleural effusion, another with a DLT of Grade 3 hypoxia/dyspnea, and one with Grade 1 dyspnea) that were determined to be related to study treatment. As of the July 22, 2019 data cut-off date, five Grade 5 TEAEs have occurred, with four, respiratory failure (n=2), pneumonia (n=1), and sepsis (n=1), determined not to be related to treatment. The four Grade 5 TEAEs that were determined to not be treatment related include: one patient with NTRK+ angiosarcoma on the right leg with a pre-existing open wound infection on the left leg who was treated at 40 mg QD and developed Grade 5 sepsis and died seven days after stopping repotrectinib; one patient with ROS1+ NSCLC treated at 40 mg QD who developed Grade 5 respiratory failure due to disease progression five days after repotrectinib discontinuation; one ROS1+ NSCLC patient with Grade 5 respiratory failure reported as related to disease progression and not treatment-related, who was initially treated at 120 mg QD and dose escalated to 160 mg BID due to disease progression 30 days prior to the event; and one ROS1+ NSCLC patient who had a past medical history of pericardial tamponade prior to study entry and was previously treated with multiple rounds of chemotherapy/immunotherapy and crizotinib, who was initially treated at 160 mg QD and dose escalated to 160 mg BID, who developed worsening pneumonia and died 10 days after discontinuing repotrectinib. The fifth Grade 5 TEAE involved a patient with ALK+ NSCLC and a past medical history of diabetes, obesity and hypertension who was dosed at 240 mg QD (once daily) of repotrectinib and experienced a Grade 5 event of sudden death on day 10 of cycle 1, which we determined to be possibly related to study treatment. Since the July 22, 2019 data cut-off date, a 70 year old ROS1+ NSCLC patient with CNS disease and a past history of vertigo, pulmonary embolism and a cerebrovascular accident who was dosed at 160 mg QD discontinued repotrectinib on Cycle 10 day 8 due to a Grade 3 treatment related adverse event of syncope that resolved after treatment discontinuation.

Results of our ongoing and planned clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our drug candidates could result in the delay, suspension or termination of clinical trials by us or the FDA for a number of reasons. Additionally, due to the high mortality rates of the cancers for which we are initially pursuing development and the pretreated nature of many patients in our ongoing and planned clinical trials of repotrectinib, a material percentage of patients in these clinical trials may die during a trial, which could impact development of repotrectinib. If we elect or are required to delay, suspend or terminate any clinical trial, the commercial prospects of our drug candidates will be harmed and our ability to generate product revenues from this drug candidate will be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of our drug candidates. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Moreover, if our drug candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for our drug candidates, if approved. For example, we are required to conduct an embryo-fetal toxicology study of repotrectinib, and any adverse findings from this study may delay, prevent or adversely impact any marketing approval we may be able to obtain for repotrectinib in humans. We may also be required to modify our study plans based on findings in our clinical trials. Many drugs that initially showed promise in early stage testing have later been found to cause side effects that prevented further development. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our drug candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of our drug candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition, results of operations and prospects significantly.

In addition, if any of our drug candidates receive marketing approval, and we or others later identify undesirable side effects caused by treatment with such drug, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approval of the drug;

•	we may be required to recall a product or change the way the drug is administered to patients;

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regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or create a medication guide outlining the risks of such side effects for distribution to patients;

•	additional restrictions may be imposed on the marketing or promotion of the particular product or the manufacturing processes for the product or any component thereof;

•	we could be sued and held liable for harm caused to patients;

•	the drug could become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our drug candidates, if approved, and could significantly harm our business, financial condition, results of operations and prospects.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials, such as the preliminary data analyses for the Phase 1 portion of our TRIDENT-1 trial announced in June and September 2018, and interim updates from the data cut-off dates of March 2019 and July 2019. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, repotrectinib or any other drug candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

If we are unable to successfully develop companion diagnostic tests for our drug candidates that require such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

We plan to develop, either by ourselves or with collaborators, companion diagnostic tests for our drug candidates for certain indications. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. We have no prior experience with medical device or diagnostic test development. If we choose to develop and seek FDA approval for companion diagnostic tests on our own, we will require additional personnel. We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic drug candidates that require such tests. If these parties are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, we may be unable to enroll enough patients for our current and planned clinical trials, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. We are co-developing repotrectinib with a next-generation sequencing-based companion diagnostic. A prototype companion diagnostic has been developed and is being used as a clinical trial assay to confirm the presence of ROS1+, NTRK+ or ALK+ gene fusions in patients prior to enrollment into the Phase 2 portion of TRIDENT-1. We have selected a diagnostic partner to support development of the companion diagnostic and filing of a pre-market approval (PMA) application to the FDA. In May 2019, the FDA approved an IDE for use of this clinical trial assay in the Phase 2 portion of TRIDENT-1. An approved companion diagnostic will be required in order to obtain marketing approval of repotrectinib in patients with ROS1+ advanced NSCLC and patients with NTRK+ advanced solid tumors. Any failure to successfully develop this companion diagnostic may prevent us from ultimately seeking approval for repotrectinib in patients with ROS1+ advanced NSCLC and patients with NTRK+ advanced solid tumors. As a result, our business, results of operations and financial condition could be materially harmed.

The failure to obtain required regulatory clearances or approvals for any companion diagnostic tests that we may pursue may prevent or delay approval of any of our drug candidates. Moreover, the commercial success of any of our drug candidates that require a companion diagnostic will be tied to the receipt of any required regulatory clearances or approvals and the continued availability of such tests.

In connection with the clinical development of our drug candidates for certain indications, we may work with collaborators to develop or obtain access to companion diagnostic tests to identify appropriate patients for our drug candidates. We may rely on third parties for the development, testing and manufacturing of these companion diagnostics, the application for and receipt of any required regulatory clearances or approvals, and the commercial supply of these companion diagnostics. The FDA and foreign regulatory authorities regulate companion diagnostics as medical devices that will likely be subject to clinical trials in conjunction with the clinical trials for drug candidates, and which will require separate regulatory clearance or approval prior to commercialization. This process could include additional meetings with health authorities, such as a pre-submission meeting and the requirement to submit an investigational device exemption. In the case of a companion diagnostic that is designated as “significant risk device,” approval of an investigational device exemption by the FDA and IRB is required before such diagnostic is used in conjunction with the clinical trials for a corresponding drug candidate. We or our third-party collaborators may fail to obtain the required regulatory clearances or approvals, which could prevent or delay approval of our drug candidates. In addition, the commercial success of any of our drug candidates that require a companion diagnostic will be tied to and dependent upon the receipt of required regulatory clearances or approvals and the continued ability of such third parties to make the companion diagnostic commercially available to us on reasonable terms in the relevant geographies.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

We may not be successful in our efforts to design additional potential drug candidates.

A key element of our strategy is to apply our knowledge and our understanding of the structure, biology and activity of kinase inhibitors to design drug candidates. The therapeutic design and development activities that we are conducting may not be successful in developing drug candidates that are useful in treating cancer or other diseases. Our research programs may initially show promise in identifying potential drug candidates, yet fail to yield drug candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential drug candidates;

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potential drug candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will obtain marketing approval or achieve market acceptance; or

•	potential drug candidates may not be effective in treating their targeted diseases.

Research programs to identify and design new drug candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential drug candidate that ultimately proves to be unsuccessful. If we are unable to identify and design suitable drug candidates for preclinical and clinical development, we will not be able to obtain revenues from the sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

We may not be able to obtain or maintain orphan drug designation or exclusivity for our drug candidates.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a drug candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if the disease or condition affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug product available in the United States for the type of disease or condition will be recovered from sales of the product.

Orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity. This means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in certain circumstances, including proving clinical superiority (i.e., another product is safer, more effective or makes a major contribution to patient care) to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity, or obtain approval for the same product but for a different indication than that for which the orphan product has exclusivity. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective.

We have obtained orphan drug designation in the United States for use of repotrectinib in treatment of NSCLC with adenocarcinoma histology. We may apply for similar designations in other geographies or for our other drug candidates in the future. Orphan drug status does not ensure that we will receive marketing exclusivity in a particular market, and we cannot assure you that any future application for orphan drug designation in any other geography or with respect to any other drug candidate will be granted. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process.

Risks Related to Our Dependence on Third Parties

We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain regulatory approval, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.

We do not have the ability to independently conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are dependent on third parties to conduct our ongoing and planned clinical trials of repotrectinib and preclinical studies, and any preclinical studies and clinical trials of any other drug candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA for drug candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure or the failure of third parties on whom we rely to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise perform in a substandard manner, or terminate their engagements with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, certain of our scientific advisors or consultants who receive compensation from us are clinical trial investigators for our clinical trial. Although we believe our existing relationships are within the FDA’s guidelines, if these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA. Any such delay or rejection could prevent us from commercializing repotrectinib or any other drug candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other pharmaceutical product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for repotrectinib or any other drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

Manufacturing pharmaceutical products is complex and subject to product loss for a variety of reasons. We contract with third parties for the manufacture of our drug candidates for preclinical testing and clinical trials and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We produce in our laboratory very small quantities of small molecules for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our drug candidates obtain marketing approval. Some of our manufacturers represent our sole source of supply, including the China-based supplier of repotrectinib starting material. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third-party manufacturers or to do so on favorable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory, compliance and quality assurance;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or the issuance of an FDA Form 483 notice or warning letter;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know how;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	carrier disruptions or increased costs that are beyond our control; and

•	failure to deliver our drugs under specified storage conditions and in a timely manner.

We have only limited supply arrangements in place with respect to our drug candidates, and these arrangements do not extend to commercial supply. We acquire many key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our drug candidates and other materials. If we obtain marketing approval for any of our drug candidates, we will need to establish an agreement for commercial manufacture with a third party.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers and suppliers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of regulatory actions that may be brought against these third parties in the future, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm our business.

Our drug candidates and any products that we may develop may compete with other drug candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

As we prepare for later-stage clinical trials and potential commercialization, we will need to take steps to increase the scale of production of our drug candidates. We have not yet scaled up the manufacturing process for any of our drug candidates. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our drug candidates or in the manufacturing facilities in which our drug candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers for preclinical and clinical testing cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our drug candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer.

Our current and anticipated future dependence upon others for the manufacture of our drug candidates or products may adversely affect our future profit margins and our ability to commercialize any products that obtain marketing approval on a timely and competitive basis.

We may enter into collaborations with third parties for the development and commercialization of our drug candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these drug candidates.

We may in the future seek third-party collaborators for the development and commercialization of some of our drug candidates on a selected basis. Our likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our drug candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our drug candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may de-emphasize or not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or drug candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or drug candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates;

•	collaboration agreements may not lead to development or commercialization of drug candidates in the most efficient manner or at all; and

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

Risks Related to Regulatory Approval and Marketing of Our Drug Candidates and Other Legal Compliance Matters

The development and commercialization of pharmaceutical products are subject to extensive regulation, and we may not obtain regulatory approvals for repotrectinib or any other drug candidates, on a timely basis or at all.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting, including the submission of safety and other post-marketing information and reports, and other possible activities relating to repotrectinib, currently our only drug candidate in a clinical trial, as well as any other drug candidate that we may develop in the future, are subject to extensive regulation. Marketing approval of drugs in the United States requires the submission of a new drug application (NDA) to the FDA and we are not permitted to market any drug candidate in the United States until we obtain approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls.

FDA approval of an NDA is not guaranteed, and the review and approval process is an expensive and uncertain process that may take several years. The FDA also has substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for NDA approval varies depending on the drug candidate, the disease or the condition that the drug candidate is designed to treat and the regulations applicable to any particular drug candidate. For example, if successful, we believe that the Phase 2 portion of TRIDENT-1 may be sufficient to support FDA approval of an NDA for repotrectinib, but the FDA may disagree with the sufficiency of our data and require additional clinical trials. Additionally, depending upon the results of the Phase 2 portion of TRIDENT-1, we may choose to seek Subpart H Accelerated Approval for repotrectinib, which would require completion of a confirmatory trial or trials to validate the clinical benefit of the drug. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage. The results of preclinical and early clinical trials of repotrectinib or any other drug candidate may not be predictive of the results of our later-stage clinical trials.

Clinical trial failure may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits, and failure in clinical trials can occur at any stage. Companies in the pharmaceutical industry frequently suffer setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval.

The FDA could delay, limit or deny approval of a drug candidate for many reasons, including because they:

•	may not deem our drug candidate to be adequately safe and effective as compared to available therapies;

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may not agree that the data collected from preclinical studies and clinical trials are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval, and may impose requirements for additional preclinical studies or clinical trials;

•	may determine that adverse events experienced by participants in our clinical trials represent an unacceptable level of risk;

•	may determine that population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	may not accept clinical data from trials, which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	may disagree regarding the formulation, labeling and/or the specifications;

•	may not approve the manufacturing processes or facilities associated with our drug candidate;

•	may change approval policies or adopt new regulations; or

•	may not accept a submission due to, among other reasons, the content or formatting of the submission.

Generally, public concern regarding the safety of pharmaceutical products could delay or limit our ability to obtain regulatory approval, result in the inclusion of unfavorable information in our labeling, or require us to undertake other activities that may entail additional costs. We have not obtained FDA approval for any product. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for repotrectinib.

If we experience delays in obtaining approval or if we fail to obtain approval of repotrectinib or our other drug candidates, our commercial prospects will be harmed and our ability to generate revenues will be materially impaired which would adversely affect our business, prospects, financial condition and results of operations.

Our failure to obtain marketing approval in foreign jurisdictions would prevent our drug candidates from being marketed abroad, and any approval we are granted for our drug candidates in the United States would not assure approval of drug candidates in foreign jurisdictions.

In order to market and sell our products in any jurisdiction outside the United States, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to submit for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we obtain marketing approval for our drug candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a drug candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, which may include the requirement to implement a REMS or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our drug candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we obtain marketing approval for one or more of our drug candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. As a result, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any drug candidate for which we obtain marketing approval will be subject to ongoing enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any drug candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding drug distribution and the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the Food, Drug, and Cosmetic Act (FDCA) and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Our relationships with customers and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the False Claims Act, which can be enforced by civil whistleblower or qui tam actions on behalf of the government, and the civil monetary penalties law, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, impose criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the ACA), requires manufacturers of drugs, devices, biologics and medical supplies to report to the Centers for Medicare & Medicaid Services (CMS) information related to physician payments and other transfers of value and ownership and investment interests held by physicians and their immediate family members; and

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analogous state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing. State and local laws require the registration of pharmaceutical sales and medical representatives. State and non-U.S. laws that also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and decrease the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private third-party payors.

In March 2010, the former U.S. President signed into law the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential drug candidates are the following:

•	annual fees and taxes on manufacturers of certain branded prescription drugs;

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

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a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the federal Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	requirements to report financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges as well as recent efforts by the current U.S. President’s administration to repeal or replace certain aspects of the ACA. Since January 2017, the current U.S. President has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the current U.S. President’s administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals for spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction, triggering the legislation’s automatic reduction to several government programs. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the current U.S. President’s administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the U.S. Department of Health and Human Services, Office of Inspector General, proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although some of these, and other proposed measures may require additional authorization to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the Right to Try Act) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union (EU), the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. In addition, the recent United Kingdom referendum on its membership in the European Union resulted in a majority of United Kingdom voters voting to exit the European Union, often referred to as Brexit. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain drug candidates and products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of such third party in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain drug candidates and products outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance.

In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing U.S. environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

We could incur significant costs and liabilities which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures, or injunctions limiting or altering our operations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We are subject to certain U.S. and certain foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our drug candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our drug candidates successfully may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technologies that we believe are important to our business, including pursuing, obtaining and maintaining patent protection in the United States and other countries intended to cover the composition of matter of our drug candidates, for example, repotrectinib, the methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. If we do not adequately pursue, obtain, maintain, protect or enforce our intellectual property, third parties, including our competitors, may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

To protect our proprietary position, we file patent applications in the United States and abroad related to our drug candidates that we consider important to our business. The patent application and approval process is expensive, time-consuming and complex. We may not be able to file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, depending on the terms of any future license agreements to which we may become a party, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the patents, covering technology licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Furthermore, the patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. The standards applied by the United States Patent and Trademark Office (USPTO) and foreign patent offices in granting patents are not always applied uniformly or predictably. In addition, the determination of patent rights with respect to biological and pharmaceutical products commonly involves complex legal and factual questions, which have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Thus, we cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents, whether any issued patents will be found invalid and unenforceable or will be threatened by third parties or whether any issued patents will effectively prevent others from commercializing competing technologies and drug candidates. While we have filed patent applications covering aspects of our drug candidates, we currently only have issued patents in the United States, Europe, Japan, Eurasia, and Colombia covering the composition of matter of repotrectinib, TPX-0022, certain structurally related compounds, and methods of using the compounds in the treatment of cancer. We also have one issued patent in China covering the composition of matter of repotrectinib, certain structurally related compounds, and their use in the treatment of certain diseases, including cancer.

Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until at least one patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file or invent (prior to March 16, 2013) any patent application related to our drug candidates. In addition, we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, contract manufacturers, hospitals, independent treatment centers, consultants, independent contractors, suppliers, advisors and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, if third parties have filed patent applications related to our drug candidates or technology, we may not be able to obtain our own patent rights to those drug candidates or technology.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in post-grant review procedures, oppositions, derivations, revocation, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of exclusivity or in our patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, our patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our pending and future patent applications may not result in patents being issued that protect our drug candidates, in whole or in part, or which effectively prevent others from commercializing competitive products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Consequently, we do not know whether any of our drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors and other third parties may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors or other third parties may seek to market generic versions of any approved products by submitting abbreviated NDAs to the FDA during which process they may claim that patents owned by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, future patents may be subject to a reservation of rights by one or more third parties. For example, to the extent the research resulting in future patent rights or technologies is funded in the future in part by the U.S. government, the government could have certain rights in any resulting patents and technology, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf for non-commercial purposes. If the U.S. government then decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. These rights may also permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government may also exercise its march-in rights if it determines that action is necessary because we failed to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such government-funded inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of aforementioned proprietary rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act) signed into law in September 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. For example, the Leahy-Smith Act allows third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. In addition, the Leahy-Smith Act has transformed the U.S. patent system from a “first-to-invent” system to a “first-to-file” system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations, financial condition and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may become involved in lawsuits or administrative disputes to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our patents, trademarks, copyrights, trade secrets or other intellectual property. To counter infringement, misappropriation or other violations, we may be required to file infringement, misappropriation or other violation claims, which can be expensive and time consuming and divert the time and attention of our management and business and scientific personnel. In addition, many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their patents or their other intellectual property, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. Similarly, third parties may initiate legal proceedings against us seeking a declaration that certain of our intellectual property is non-infringed, invalid or unenforceable. The outcome of any such proceeding is generally unpredictable.

In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our drug candidates, we could lose at least a part, and perhaps all, of the patent protection covering such a drug candidate. Competing drugs may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our drugs in one or more foreign countries. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Furthermore, third parties may also raise invalidity or unenforceability claims before administrative bodies in the United States or foreign authorities, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect our drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or written description. Grounds for an unenforceability assertion could be an allegation that someone connected with the prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution of the patent. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our licensors, our patent counsel and the patent examiner were unaware during prosecution. Moreover, it is possible that prior art may exist that we are aware of but do not believe is relevant to our current or future patents, but that could nevertheless be determined to render our patents invalid. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our drug candidates. Any such loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects.

We may not be able to effectively enforce our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents with respect to our drug candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. The requirements for patentability may differ in certain countries, particularly in developing countries. In addition, any future intellectual property license agreements may not always include worldwide rights. Consequently, competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States and where our ability to enforce our patents to stop infringing activities may be inadequate. These products may compete with our products in such territories and in jurisdictions where we do not have any patent rights or where any future patent claims or other intellectual property or proprietary rights may not be effective or sufficient to prevent them from competing with us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, our ability to protect and enforce our intellectual property and proprietary rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property and proprietary rights in certain foreign jurisdictions. The legal systems of some countries, including, for example, India, China and other developing countries, do not favor the enforcement of patents and other intellectual property or proprietary rights, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property or proprietary rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business, could put our patents, trademarks or other intellectual property and proprietary rights at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property and proprietary rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property and proprietary rights in such countries may be inadequate.

If we are sued for infringing, misappropriating or otherwise violating intellectual property or proprietary rights of third parties, such litigation or disputes could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. If any third-party patents, patent applications or other proprietary rights are found to cover our drug candidates or any related companion diagnostics or their compositions, methods of use or manufacturing, we may be required to pay damages, which could be substantial, and we would not be free to manufacture or market our drug candidates or to do so without obtaining a license, which may not be available on commercially reasonable terms, or at all.

We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property or proprietary rights with respect to our drug candidates and technologies we use in our business. Our competitors or other third parties may assert infringement claims against us, alleging that our drug candidates are covered by their patents. We cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Furthermore, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our drug candidates. If a patent holder believes our drug candidate infringes its patent rights, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property or proprietary rights with respect to our drug candidates, including interference proceedings before the USPTO. Third parties may assert infringement, misappropriation or other claims against us based on existing or future intellectual property or proprietary rights. The outcome of intellectual property litigation and other disputes is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of using or manufacturing products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our drug candidates, products or methods of use, manufacturing or other applicable activities either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be successful in doing so. However, proving invalidity or unenforceability is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, or enforceability. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and business and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights and we are unsuccessful in demonstrating that such intellectual property or proprietary rights are invalid or unenforceable, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing drug candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing drug candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed such third-party patent rights. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees or consultants or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Some of our employees and consultants are currently or have been previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. These employees and consultants may have executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such other current or previous employment. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of third parties. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property or personnel or sustain damages. Such intellectual property could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. In addition, such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Rights to improvements to our drug candidates may be held by third parties.

In the course of testing our drug candidates, we have entered into agreements with third parties to conduct clinical testing, which provide that improvements to our drug candidates may be owned solely by a party or jointly between the parties. If we determine that rights to such improvements owned solely by a third party are necessary to commercialize our drug candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing the drug candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby giving our competitors and other third parties access to the same technologies licensed to us. Failure to obtain a license on commercially reasonable terms or at all, or to obtain an exclusive license, could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business. If we determine that rights to improvements jointly owned between us and a third party are necessary to commercialize our drug candidates or maintain our competitive advantage, we may need to obtain an exclusive license from such third party. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such improvements, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The term of our patents may be inadequate to protect our competitive position on our products.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and other factors relating to any FDA marketing approval we receive for any of our drug candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the

Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the normal expiration of the patent, limited to the approved indication (or any additional indications approved during the period of extension), as compensation for patent term lost during the regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug is eligible for the extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available for our patents, may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors and other third parties may be able to obtain approval of competing products following our patent expiration and take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent offices, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent are due to be paid to the USPTO and patent offices in foreign countries in several stages over the lifetime of the patent. The USPTO and patent offices in foreign countries require compliance with a number of procedural, documentary, fee payment and other requirements during the patent application process. In the future, we may rely on licensing partners to pay these fees due to U.S. and non-U.S. patent agencies and to comply with these other requirements with respect to any future licensed patents and patent applications. While an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of a patent or patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors and other third parties might be able to enter the market with similar or identical products of technology, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

While we have obtained composition of matter patents with respect to two of our drug candidates, we also rely on proprietary know-how and trade secret protection and confidentiality agreements to protect proprietary know-how or trade secrets that are not patentable or that we elect not to patent. We seek to protect our trade secrets and proprietary know-how in part by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, consultants, independent contractors, advisors, contract manufacturers, CROs, hospitals, independent treatment centers, suppliers, collaborators and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary know-how. Additionally, our confidentiality agreements and other contractual protections may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our business, financial condition, results of operations and prospects our business and competitive position could be materially harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products similar to any drug candidates we may develop or utilize similarly related technologies that are not covered by the claims of the patents that we may license or may own in the future;

•

we, or any future license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or any future license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•

others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating any of our owned or licensed intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Commercialization of Our Drug Candidates

The incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.

The total addressable market opportunity for repotrectinib and any other drug candidates we may develop will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each such drug candidate if our drug candidates are approved for sale for these indications, acceptance by the medical community and patient access, drug and any related companion diagnostic pricing and their reimbursement. The number of patients in our targeted commercial markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our drugs, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our drug candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments, such as existing targeted therapies, chemotherapy, and radiation therapy, are well established in the medical community, and doctors may continue to rely on these treatments. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	the prevalence and severity of any side effects, in particular compared to alternative treatments;

•	limitations or warnings contained in the labeling approved for our drug candidates by the FDA;

•	the size of the target patient population;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the strength of marketing and distribution support;

•	publicity for our drug candidates and competing products and treatments;

•	the existence of distribution and/or use restrictions, such as through a REMS;

•	the availability of third-party payor coverage and adequate reimbursement;

•	the timing of any marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on the use of our products together with other medications.

We currently have no marketing and sales organization and have no experience as a company in commercializing products and we may have to invest significant resources to develop these capabilities. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate revenue.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish sales, marketing and distribution capabilities, either ourselves or through collaboration or other arrangements with third parties.

There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts are expected to be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	our inability to raise financing necessary to build our commercialization infrastructure;

•	the inability of sales personnel to obtain access to physicians or educate an adequate number of physicians as to the benefits of our products;

•	unfavorable third-party payor coverage and reimbursement in any geography;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

As a result of any potential partnerships in markets outside of the United States, or if we are unable to establish our own sales and marketing capabilities in the United States and instead enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to market and sell our drug candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing any of our drug candidates for which we receive marketing approval.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of pharmaceutical products is highly competitive. We face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our drug candidates. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a large number of pharmaceutical and biotechnology companies developing or marketing targeted treatments for cancer that would be competitive with the drug candidates we are developing, if our drug candidates are approved. Many of these companies are developing cancer therapeutics that are also kinase inhibitors. We expect that repotrectinib will compete against approved drugs, including: crizotinib, which is marketed by Pfizer Inc. under the name Xalkori for the treatment of ROS1+ and ALK+ NSCLC, and entrectinib, which is marketed by F. Hoffman La Roche AG under the name Rozlytrek, for the treatment of ROS1+ NSCLC; lorlatinib, which is marketed by Pfizer Inc. under the name Lorbrena for the treatment of ALK+ NSCLC; ceritinib, which is marketed by Novartis Pharmaceuticals Corporation under the name Zykadia for the treatment of ALK+ NSCLC; and both larotrectinib, which is marketed by Loxo Oncology Inc. and Bayer AG under the trade name Vitrakvi, and entrectinib, which is marketed by F. Hoffman La Roche AG under the name Rozlytrek, which were recently approved by the FDA for the treatment of TRK+ solid tumors. We also expect that repotrectinib will compete against other compounds which are currently in late-stage clinical development, including TKIs in Phase 2, or later, clinical development for the treatment of ROS1+ NSCLC at companies including against Pfizer Inc. (lorlatinib), Betta Pharmaceuticals Co., Ltd. (ensartinib) and Exelixis, Inc. (cabozantinib) and TKIs in Phase 2, or later, clinical development for the treatment of TRK+ solid tumors at companies including Loxo Oncology Inc. (LOXO-195) and Exelixis, Inc. (cabozantinib).

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing and selling approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and sales and marketing personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than any approval we may obtain for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market for some of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our drug candidates achieve marketing approval, we expect that they will be priced at a significant premium over any competitive generic products. The key competitive factors affecting the success of repotrectinib are likely to be its efficacy, safety, scope and limitations of marketing approval, and availability of reimbursement.

Even if we are able to commercialize any drug candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a drug candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if such drug candidates obtain marketing approval.

Our ability to commercialize any drug candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government healthcare programs, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any drug candidate for which we obtain marketing approval. Obtaining and maintaining coverage and adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any drug candidate for which we obtain marketing approval.

Additionally, we plan to develop, either by ourselves or with collaborators, in vitro companion diagnostic tests for our drug candidates for certain indications. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. While we have not yet developed any companion diagnostic test for our product candidates, if we do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates.

There may also be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Our inability to promptly obtain coverage and adequate reimbursement rates from third-party payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if we commercialize any products that we may develop. If we cannot successfully defend ourselves against any claims that our drug candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any drug candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Our current product liability insurance coverage for the United States and certain other jurisdictions may not be adequate to cover all liabilities that we may incur. We likely will need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our drug candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

Our future success depends on our ability to retain key employees and to attract, retain and motivate qualified personnel.

We are highly dependent on the research expertise of Jingrong Jean Cui, Ph.D., our founder and Chief Scientific Officer, and the development and management expertise of Athena Countouriotis, M.D., our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, clinical, regulatory, manufacturing and management skills and experience. We conduct our operations in the greater San Diego area, a region that is home to many other pharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among pharmaceutical companies. Many of the other pharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our drug candidates and to grow our business and operations as currently contemplated.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of August 1, 2019, we had 79 full-time employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, clinical operations, manufacturing, regulatory affairs and, if any of our drug candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources.

Further, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our clinical trials and the manufacture of repotrectinib or any of our other current or future drug candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of repotrectinib or any of our other current or future drug candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.

If we are not able to effectively manage growth and expand our organization, we may not be able to successfully implement the tasks necessary to further develop and commercialize repotrectinib, our other pipeline drug candidates or any future drug candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA regulations or those of comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad, (iv) sexual harassment and other workplace misconduct, or (v) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We maintain a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our internal information technology systems, or those of our third-party CROs or other vendors, contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of our development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party CROs, vendors, and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs, vendors and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, third-party CROs, vendors, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party CROs, vendors and other contractors and consultants, or lead to data leakage. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party CROs, vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of repotrectinib or any other drug candidates could be delayed. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party CROs, vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

While we have not experienced any such system failure, accident or security breach to date, and believe that our data protection efforts and our investment in information technology reduce the likelihood of such incidents in the future, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party CROs, vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party CROs, vendors and other contractors and consultants, it could result in a material disruption of our programs and the development of our drug candidates could be delayed. In addition, the loss of clinical trial data for repotrectinib or any other drug candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or those of our third-party CROs, vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the HIPAA, as amended by HITECH. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

International data protection laws, including Regulation 2016/679, known as the General Data Protection Regulation (GDPR) may also apply to health-related and other personal information obtained outside of the United States. The GDPR went into effect on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR includes restrictions on cross-border data transfer. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

In addition, California recently enacted the California Consumer Privacy Act (CPPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA goes into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our company is located in San Diego, California, an area prone to wild fires and earthquakes. These and other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Any disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses for the tax year ended December 31, 2017 will carry forward to offset future taxable income, if any, until such unused losses expire. Unused losses generated after December 31, 2017, under recent U.S. federal tax legislation (H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, informally titled the Tax Cuts and Jobs Act), will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. It is uncertain if and to what extent various states will conform to the recent U.S. federal tax legislation. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code) if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. As a result, if we earn net taxable income our pre-2018 net operating loss carryforwards may expire prior to being used, our net operating loss carryforwards generated in 2018 and thereafter will be subject to a percentage limitation and, if we undergo an ownership change (or if we previously underwent such an ownership change), our ability to use all of our pre-change net operating loss carryforwards (NOLs) and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, businesses or assets and out-licensing or in-licensing of products, drug candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near term or long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, drug candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations, systems and personnel of any acquired businesses with our operations, systems and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Risks Related to Our Common Stock and This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our drug candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our as adjusted net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on the public offering price of $45.00 per share, you will experience immediate dilution of $32.78 per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the public offering price.

The trading price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is volatile. For example, the closing price of our common stock since April 17, 2019 through August 30, 2019, has ranged from a low of $26.67 to a high of $57.76. The stock market in general and the market for smaller pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the public offering price. The market price for our common stock may be influenced by many factors, including:

•	the degree of success of competitive products or technologies;

•	the commencement, enrollment or results of clinical trials and preclinical studies of our drug candidates or those of our competitors;

•	adverse results from, delays in or termination of clinical trials;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	regulatory or legal developments in the United States and other countries;

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any delay in our regulatory filings for our drug candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	receipt of, or failure to obtain, regulatory approvals;

•	lower than expected market acceptance of our product candidates following approval, if any, for commercialization;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our drug candidates or clinical development programs;

•	the results of our efforts to design, develop, acquire or in-license additional technologies or drug candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	rumors or announcements regarding transactions involving our company or drug candidates;

•	proposed changes to healthcare laws in the United States or foreign jurisdictions, or speculation regarding such changes;

•	market conditions or trends in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other events or factors, including those described in this “Risk Factors” section.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the completion of this offering, based on shares outstanding as of August 1, 2019, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding capital stock before this offering will, upon the closing of this offering, in the aggregate, beneficially own shares representing approximately 20.48% of our common stock. This percentage does not reflect their purchase of any shares in this offering. As a result, if these stockholders were to choose to act together, they would be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would be able to significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that our board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then-outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chair of our board of directors, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (Securities Act), but stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder; and provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (Exchange Act), or any other claim for which the federal courts have exclusive jurisdiction.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act, but stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder; and provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 35,797,423 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2019. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares, 20,627,737 shares are currently restricted as a result of securities laws or lock-up agreements, but will become eligible to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 16,993,194 shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In connection with this offering, we, our directors, executive officers and certain of our stockholders have agreed that for a period of 90 days following the date of this prospectus, subject to certain exceptions, we or they will not dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without prior written consent of Goldman Sachs & Co. LLC and SVB Leerink LLC. See the section titled “Underwriters” for a more complete description of the lock-up agreements with the underwriters.

In addition, in connection with our initial public offering, we, along with our officers, directors, and holders of substantially all of our capital stock, stock options and other securities convertible into, exercisable or exchangeable for our capital stock outstanding immediately prior to the closing of our initial public offering entered into market stand-off agreements with us and have entered into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from April 16, 2019 to October 14, 2019, except with the prior written consent of Goldman Sachs & Co. LLC and SVB Leerink LLC. In addition, Goldman Sachs & Co. LLC and SVB Leerink LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information.

Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Our business could be negatively affected as a result of actions of activist stockholders, and such activism could impact the trading value of our securities.

Stockholders may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our board of directors and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our board of directors could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our board of directors and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our board of directors or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our board of directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders. We may choose to initiate, or may become subject to, litigation as a result of the proxy contest or matters arising from the proxy contest, which would serve as a further distraction to our board of directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a risk management program or processes or procedures for identifying and addressing risks to our business in other areas.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) December 31, 2024, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements we may enter into may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•

our plans to research, develop and commercialize our drug candidates, including the timing of our ongoing Phase 2 portion of TRIDENT-1 and our Phase 1 trial of TPX-0022, and the timing of initiating our planned Phase 1 trial of TPX-0046;

•

the success, cost and timing of our product development activities and clinical trials, including whether the Phase 2 portion of TRIDENT-1 will support the approval of repotrectinib in ROS1+ advanced NSCLC and NTRK+ advanced solid tumors;

•

our ability to obtain and maintain regulatory approval for repotrectinib or any of our other current or future drug candidates, and any related restrictions, limitations, and/or warnings in the label of an approved drug candidate;

•	our expectations regarding the size of target patient populations for our drug candidates, if approved for commercial use, and any additional drug candidates we may develop;

•	our ability to obtain funding for our operations;

•	the commercialization of our drug candidates, if approved;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	our expectations regarding our ability to obtain, maintain, enforce and defend our intellectual property protection for our drug candidates;

•	future agreements with third parties in connection with the commercialization of repotrectinib, or any of our other current or future drug candidates;

•	the size and growth potential of the markets for our drug candidates, and our ability to serve those markets;

•	the rate and degree of market acceptance of our drug candidates, as well as third-party payor coverage and reimbursement for our drug candidates;

•	regulatory and legal developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing; and

•	our use of the net proceeds from this offering.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our drug candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. Unless otherwise expressly stated, we obtained the market, industry and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $189.6 million, or approximately $218.2 million if the underwriters exercise their option to purchase additional shares from us in full, based upon the public offering price of $45.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate that we will use the net proceeds of this offering as follows:

•

approximately $96.75 million to $106.94 million to further the clinical development of repotrectinib in our Phase 2 portion of TRIDENT-1, including companion diagnostic development, as well as in combination and pediatric studies;

•

approximately $79.72 million to $88.11 million to further the development of our other pipeline candidates, including TPX-0022 and TPX-0046 and our next-generation ALK inhibitor candidate once selected; and

•	the remainder for the design and development of new drug candidates and for working capital purposes, including general operating expenses.

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We believe that the expected net proceeds from this offering, together with our existing cash and cash equivalents and available for sale marketable securities, will be sufficient to enable us to fund our operating expenses at least through our expected early initial data release from the Phase 2 portion of TRIDENT-1 and early Phase 1 data from TPX-0022 as well as early clinical development for TPX-0022 and TPX-0046. It is difficult to predict the cost and timing required to complete our clinical trials due to, among other factors, our lack of experience with initiating and conducting clinical trials, the rate of patient enrollment in our clinical trials, filing requirements with regulatory agencies, clinical trial results, and the actual costs of manufacturing and supplying our drug candidates. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our drug candidates. We expect to finance our cash needs primarily through equity offerings and potentially through debt financings, collaborations, license and development agreements. We have based these estimates on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our clinical trials and other development efforts for repotrectinib and other factors described in “Risk Factors”, as well as the amount of cash and cash equivalents we use in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2019 as follows:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our issuance and sale of 4,500,000 shares of our common stock in this offering at the public offering price of $45.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with the sections entitled “Selected Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2019
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$78,781	$268,381

Stockholders’ equity:
Preferred stock, par value $0.0001 per share; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted.	—	—
Common stock, par value $0.0001 per share, 200,000,000 shares authorized, 31,297,423 shares issued and outstanding, actual; and 200,000,000 shares authorized, 35,797,423 shares issued and outstanding, as adjusted	34	35
Additional paid-in capital	328,978	518,577
Accumulated other comprehensive income	345	345
Accumulated deficit	(81,442)	(81,442)

Total stockholders’ equity	247,915	437,515

Total capitalization	$247,915	$437,515

The outstanding share information in the table above excludes the following:

•	4,590,804 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, with a weighted-average exercise price of $7.73 per share;

•

3,404,401 shares of common stock reserved for future issuance under the 2019 Plan as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

•

288,938 shares of common stock reserved for issuance under the ESPP as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2019, we had a historical net tangible book value of $247.9 million, or $7.92 per share of common stock. Our historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding at June 30, 2019.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving further effect to the sale of 4,500,000 shares of our common stock being offered by us at the public offering price of $45.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2019 was $437.5 million, or approximately $12.22 per share. This represents an immediate increase in net tangible book value of $4.30 per share to our existing stockholders and an immediate dilution of $32.78 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$45.00
Historical net tangible book value per share at June 30, 2019, before giving effect to this offering	$7.92
Increase in net tangible book value per share attributable to new investors participating in this offering	$4.30

As adjusted net tangible book value per share after this offering		12.22

Dilution in net tangible book value per share to new investors participating in this offering		$32.78

If the underwriters exercise their option to purchase 675,000 additional shares of common stock from us in full in this offering, the as adjusted net tangible book value after the offering would be $12.78 per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $4.86 per share and the dilution per share to new investors would be $32.22 per share.

To the extent that outstanding options with an exercise price per share that is less than the as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The foregoing tables and calculations exclude:

•	4,590,804 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2019, with a weighted-average exercise price of $7.73 per share;

•

3,404,401 shares of common stock reserved for future issuance under the 2019 Plan as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

•

288,938 shares of common stock reserved for issuance under the ESPP as of June 30, 2019, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the selected statements of operations data for the years ended December 31, 2017 and 2018 and the balance sheets data as of December 31, 2017 and 2018 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2018 and 2019 and the summary balance sheets data as of June 30, 2019 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. In our opinion, this unaudited interim condensed financial data has been prepared on a basis consistent with our audited financial statements and contains all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. The selected financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus. You should read the selected financial data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(In thousands, except share and per share data)		(In thousands, except share and per share data) (Unaudited)
Statements of Operations Data:
Operating expenses:
Research and development	$15,241	$21,062	$8,713	$24,162
General and administrative	1,487	4,578	1,319	8,357

Total operating expenses	16,728	25,640	10,032	32,519

Loss from operations	(16,728)	(25,640)	(10,032)	(32,519)
Other income, net	135	855	262	1,830

Net loss(1)	$(16,593)	$(24,785)	$(9,770)	$(30,689)

Net loss per share, basic and diluted(1)	$(4.97)	$(7.31)	$(2.89)	$(2.19)

Shares used in computing net loss per share, basic and diluted(1)	3,337,640	3,388,586	3,374,787	14,004,957

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30, 2019
	2017	2018
	(In thousands)		(In thousands) (Unaudited)
Balance Sheets Data:
Cash and cash equivalents	$45,033	$101,029	$78,781
Working capital(1)	41,089	96,201	247,280
Total assets	45,908	103,280	257,445
Convertible preferred stock(2)	66,161	145,916	—
Accumulated deficit	(25,968)	(50,753)	(81,442)
Total stockholders’ equity (deficit)	(24,844)	(48,406)	247,915

(1)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and liabilities.

(2)	All outstanding shares of our convertible preferred stock automatically converted into 16,993,194 shares of our common stock in connection with the completion of our initial public offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company designing and developing novel small molecule, targeted oncology therapies to address key limitations of existing therapies and improve the lives of patients. Our internally developed and wholly owned pipeline of next-generation tyrosine kinase inhibitors (TKIs) targets numerous genetic drivers of cancer in both TKI-nalve and TKI-pretreated patients. The pervasive challenges of intrinsic and acquired treatment resistance often limit the response rate and durability of existing therapies. One of these challenges is the emergence of solvent front mutations, which are a common cause of acquired resistance to currently approved therapies for ROS1, TRK and ALK kinases. We have developed a macrocycle platform enabling us to design proprietary small, compact TKIs with rigid three-dimensional structures that potentially bind to their targets with greater precision and affinity than other kinase inhibitors. We believe our macrocycle platform will generate TKIs that are potentially best-in-class. Our lead drug candidate, repotrectinib (TPX-0005), is being evaluated in an ongoing Phase 1/2 trial called TRIDENT-1 for the treatment of patients with ROS1+ advanced non-small cell lung cancer (NSCLC) and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. We initiated the multi-cohort Phase 2 registrational portion of TRIDENT-1 in June 2019 and are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020. This Phase 2 portion is a registrational trial for potential approval in ROS1+ advanced NSCLC and NTRK+ advanced solid tumors. In addition to repotrectinib, our pipeline includes two multi-targeted kinase inhibitors, TPX-0022 (a novel MET/CSF1R/SRC inhibitor) and TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors, from which we anticipate selecting a final candidate for investigational new drug (IND)-enabling studies. Our IND application for TPX-0022 cleared in May 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. We have submitted an IND for TPX-0046, and subject to clearance of the IND, plan to initiate a clinical trial for TPX-0046 in the second half of 2019.

We are nearing completion of the Phase 1 portion of TRIDENT-1. In May 2019 we received approval by the U.S. Food and Drug Administration (FDA) of our investigational device exemption for the diagnostic assay to be used in the Phase 2 portion of TRIDENT-1. In June 2019 we initiated the multi-cohort Phase 2 portion of TRIDENT-1 and recently began patient dosing. Prior to patient dosing, we received the FDA’s acceptance of our recommended Phase 2 dose regimen. Patients in the Phase 2 portion of TRIDENT-1 will receive 160 mg of repotrectinib orally given daily for the first 14 days, after which the dose may be increased to 160 mg twice per day based on patient tolerability. This Phase 2 portion is a registrational trial for potential approval in ROS1+ advanced NSCLC and NTRK+ advanced solid tumors. We plan to conduct the trial in approximately 100 sites in the United States, Europe and

Asia-Pacific regions, to enroll approximately 310 ROS1+ and NTRK+ NSCLC and advanced solid tumor patients across six single-arm basket cohorts, five of which are potentially registrational with one cohort additionally enrolling ALK+ and ROS+ tumors that are not NSCLC.

In addition to repotrectinib, our pipeline includes two multi-targeted kinase inhibitors, TPX-0022 (a novel MET/CSF1R/SRC inhibitor) and TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors, from which we anticipate selecting a final candidate for IND-enabling studies later this year. We initiated our Phase 1 clinical trial of TPX-0022 in patients with advanced solid tumors harboring genetic alterations in MET in July 2019 following clearance of the investigational new drug application (IND) in May 2019. The Phase 1 trial is designed to evaluate the overall safety profile, dosing and preliminary efficacy of TPX-0022 and includes a dose-escalation portion starting at 20 mg QD, followed by dose expansion cohorts with a targeted enrollment of 120 patients at sites in the United States, Europe, and Asia-Pacific regions. The dose expansion cohorts are planned to enroll MET therapy-naïve and pretreated NSCLC patients with exon 14 skipping mutations; patients with MET-amplified NSCLC, hepatocellular, gastric and gastroesophageal cancers; and patients with other solid tumors harboring kinase domain mutations or MET fusions. We anticipate reporting initial data from this Phase 1 trial in the second half of 2020. Additionally, we have submitted an IND for TPX-0046, and subject to clearance of the IND, we anticipate initiating our Phase 1 clinical trial for TPX-0046 in the second half of 2019.

Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our drug candidates. As of June 30, 2019, we had an accumulated deficit of $81.4 million and we incurred net losses of approximately $30.7 million and $9.8 million for the six months ended June 30, 2019 and 2018, respectively. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years.

We will not generate revenue from product sales until we successfully complete clinical development and obtain regulatory approval for our drug candidates. If we obtain regulatory approval for any of our drug candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. We also expect to continue to incur significant costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates.

On April 22, 2019, we completed our initial public offering pursuant to which we sold an aggregate of 10,637,500 shares of our common stock at a price to the public $18.00 per share, resulting in net proceeds to us of $175.2 million after deducting underwriting discounts, commissions and offering costs payable by us. Upon the closing of our initial public offering, all outstanding shares of our convertible preferred stock automatically converted into 16,993,194 shares of our common stock on a 1-for-3.85 basis.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales, licenses or collaborations and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our drug candidates are successful and result in regulatory approval, we may generate revenue from future product sales. If we enter into license or collaboration agreements for any of our drug candidates or intellectual property, we may generate revenue in the future from payments as a result of such license or collaboration agreements. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our drug candidates. We may never succeed in obtaining regulatory approval for any of our drug candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our drug candidates, which include:

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our drug candidates, including expenses incurred under agreements with contract research organizations (CROs);

•	the cost of consultants and contract manufacturing organizations (CMOs) that manufacture drug products for use in our preclinical studies and clinical trials; and

•	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and supplies.

We expense research and development costs to operations as incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors, CMOs and CROs in connection with our preclinical and clinical development activities. We allocate indirect expenses, such as employee salaries, fringe benefits, facilities, travel and other miscellaneous expenses, based on an estimated percentage of time worked on programs.

The table below summarizes our research and development expenses incurred by development program for the periods presented (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
			(Unaudited)
Research and development expenses
Repotrectinib	$13,219	$12,214	$5,695	$16,239
Other research programs	2,022	8,848	3,018	7,923

Total research and development expenses	$15,241	$21,062	$8,713	$24,162

Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in the future. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our drug candidates.

The successful development of our drug candidates is highly uncertain. This is due to the numerous risks and uncertainties, including the following:

•	successful completion of preclinical studies and clinical trials;

•

delays in regulators or institutional review boards authorizing us or our investigators to commence our clinical trials or in our ability to negotiate agreements with clinical trial sites or contract research organizations;

•	the number and location of clinical sites included in the trials;

•	raising additional funds necessary to complete clinical development of our drug candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our drug candidates;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for clinical supplies of our drug candidates;

•	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

•	the results of our clinical trials;

•	protecting and enforcing our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of our drug candidates may significantly impact the costs and timing associated with the development of our drug candidates. We may never succeed in obtaining regulatory approval for any of our drug candidates.

Research and development activities are central to our business model. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance and administrative functions, including stock-based compensation. General and administrative expenses also include travel expenses and direct and allocated facility-related costs, as well as professional fees for legal, accounting and tax-related services and insurance costs.

We anticipate that our general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and higher consulting, legal and tax-related services associated with maintaining compliance with stock exchange listing and SEC requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company.

Interest Income

Interest income consists of interest earned on cash and cash equivalents and our available for sale marketable securities.

Income Taxes

We are subject to typical corporate U.S. federal and state income taxation. As of December 31, 2018, we had federal and state net operating loss carryforwards of approximately $40.4 million and $47.2 million, respectively. The $20.5 million of the federal tax loss carryforwards is available to offset 100% of taxable income and will begin to expire in 2033, if not utilized. The $19.9 million of the federal net operating loss generated post 2017 is limited to 80% of taxable income generated in any given year and can be carried forward indefinitely. As of December 31, 2018, we had federal and state research and development tax credits of approximately $0.3 million and $0.6 million, respectively. As of December 31, 2018, we had federal Orphan Drug tax credits of approximately $6.7 million. If not utilized, the federal research tax credit will begin to expire in 2035 and the Orphan Drug credit will begin to expire in 2037. The California research tax credit can be carried forward indefinitely.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. An analysis to determine the limitation of the net operating loss carryforwards has not been performed.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, related disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses and other income during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to preclinical and clinical study accruals and stock-based compensation costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist primarily of salaries and other personnel-related expenses, including stock-based compensation; facility-related expenses; depreciation of facilities and equipment; laboratory consumables; and services performed by clinical research organizations, research institutions, and other outside service providers.

We are required to estimate our expenses resulting from obligations under contract, which include the conduct of preclinical studies and clinical trial accruals, and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued liabilities in the balance sheet and within research and development expense in the statement of operations. These costs are a significant component of our research and development expense. We accrue for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. We make significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, we will adjust our accrued liabilities. We have not experienced any material differences between accrued costs and actual costs incurred.

Stock-Based Compensation Expense

Prior to our initial public offering, for purposes of calculating stock-based compensation, we estimated the fair value of stock options issued using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Expected Term—We have opted to use the “simplified method” for estimating the expected term of employee options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected Dividend—We have not issued any dividends and do not expect to issue dividends over the life of the options. As a result, we have estimated the dividend yield to be zero.

The estimated fair value of stock options granted to employees and non-employee service providers are expensed over the requisite service period (generally the vesting term) on a straight-line basis. We account for the impact of forfeitures as they occur.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Results of Operations

Comparison of the Three Months Ended June 30, 2018 and 2019

The following table summarizes our results of operations for the three months ended June 30, 2018 and 2019 (in thousands):

	Three Months Ended June 30,
	2018	2019	Change
	(Unaudited)
Statement of Operations Data:
Operating expenses:
Research and development	$4,369	$13,711	$9,342
General and administrative	803	4,743	3,940

Total operating expenses	5,172	18,454	13,282

Loss from operations	(5,172)	(18,454)	13,282
Other income, net	135	1,312	1,177

Net loss	$(5,037)	$(17,142)	$12,105

Research and Development Expenses

The $9.3 million increase in research and development expenses was primarily attributable to higher personnel related expenses as a result of additional employee head count and for higher research and development costs associated with developing repotrectinib, TPX-0022 and TPX-0046.

General and Administrative Expenses

The $3.9 million increase in general and administrative expenses was primarily attributable to higher personnel related expenses as a result of increased employee head count and professional fees for legal and accounting services incurred in connection with our transition to becoming a public company. In the second quarter of 2019, we incurred severance expense of $0.9 million as a result of the resignation of an executive in the second quarter of 2019.

Other Income, Net

The increase in other income was primarily driven by an increase in interest earned due to higher average investment account balances period over period.

Comparison of the Six Months Ended June 30, 2018 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2018 and 2019 (in thousands):

	Six Months Ended June 30,
	2018	2019	Change
	(Unaudited)
Statement of Operations Data:
Operating expenses:
Research and development	$8,713	$24,162	$15,449
General and administrative	1,319	8,357	7,038

Total operating expenses	10,032	32,519	22,487

Loss from operations	(10,032)	(32,519)	22,487
Other income, net	262	1,830	1,568

Net loss	$(9,770)	$(30,689)	$20,919

Research and Development Expenses

The $15.4 million increase in research and development expenses was primarily attributable to higher personnel related expenses as a result of additional employee head count and for higher research and development costs associated with developing repotrectinib, TPX-0022 and TPX-0046.

General and Administrative Expenses

The $7.0 million increase in general and administrative expenses was primarily attributable to higher personnel related expenses as a result of increased employee head count and professional fees for legal and accounting services incurred in connection with our transition to becoming a public company. In the second quarter of 2019, we incurred severance expense of $0.9 million as a result of the resignation of an executive in the second quarter of 2019.

Other Income, Net

The increase in other income, net was primarily driven by an increase in interest income earned due to higher average interest earning balances period over period.

Comparison of the Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018 (in thousands):

	Years Ended December 31,
	2017	2018	Change
Statement of Operations Data:
Operating expenses:
Research and development	$15,241	$21,062	$5,821
General and administrative	1,487	4,578	3,091

Total operating expenses	16,728	25,640	8,912

Loss from operations	(16,728)	(25,640)	8,912
Other income, net	135	855	720

Net loss	$(16,593)	$(24,785)	$8,192

Research and Development Expenses

Research and development expenses increased by $5.9 million from $15.2 million during 2017 to $21.1 million during 2018. The increase was primarily attributable to higher personnel-related expenses as a result of additional employee head count and for higher research and development costs associated with developing TPX-0022 and TPX-0046.

General and Administrative Expenses

General and administrative expenses increased by $3.1 million from $1.5 million during 2017 to $4.6 million during 2018. The increase was primarily attributable to higher personnel-related expenses as a result of increased employee head count and professional fees for legal and accounting services.

Other Income, Net

Other income, net increased by $0.8 million from $0.1 million during 2017 to $0.9 million during 2018. The increase was primarily driven by an increase in interest earned on our higher average money market account balance.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the periods presented. The information for each quarter has been prepared on a basis consistent with our audited financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited financial statements included in this prospectus. The sum of the quarterly amounts in the tables below may not agree to the annual amounts presented elsewhere in this prospectus due to rounding.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019
(In thousands) (Unaudited)
Operating expenses:
Research and development	$1,563	$2,369	$5,326	$5,983	$4,344	$4,369	$5,129	$7,221	$10,451	$13,711
General and administrative	196	204	470	618	516	803	1,000	2,258	3,613	4,743

Total operating expenses	1,759	2,573	5,796	6,601	4,860	5,172	6,129	9,479	14,064	18,454

Loss from operations	(1,759)	(2,573)	(5,796)	(6,601)	(4,860)	(5,172)	(6,129)	(9,479)	(14,064)	(18,454)
Other income, net	1	5	28	102	127	135	131	462	517	1,312

Net loss	$(1,758)	$(2,568)	$(5,768)	$(6,499)	$(4,733)	$(5,037)	$(5,998)	$(9,017)	$(13,547)	$(17,142)

Quarterly Trends

Our operating expenses generally have increased sequentially each quarter primarily due to increases in headcount and higher research and development costs associated with our continued development of repotrectinib, TPX-0022 and TPX-0046. We expect that our operating expenses will continue to increase as we advance our drug candidates through preclinical and clinical development.

Liquidity and Capital Resources; Plan of Operations

At June 30, 2019, we had $250.2 million of cash and cash equivalents and available for sale marketable securities compared to $101.0 million at December 31, 2018. On April 22, 2019, we completed our initial public offering pursuant to which we sold an aggregate of 10,637,500 shares of our common stock at a price to the public $18.00 per share, resulting in net proceeds of $175.2 million after deducting underwriting discounts, commissions and offering costs payable by us. We believe that our existing cash and cash equivalents and available for sale marketable securities will be sufficient to enable us to fund our operating expenses for at least the next 12 months.

Since inception, our operations have been financed primarily through the sale of equity and convertible preferred stock. Through June 30, 2019, we received net proceeds of approximately $321.9 million from the issuance of common and convertible preferred stock. Since inception, we have primarily devoted our resources to funding research and development programs, including discovery research, preclinical and clinical development activities. To fund future operations, we will need to raise significant additional capital. The amount and timing of future funding requirements will depend on many factors, including the timing and results of our ongoing development activities, the potential expansion of our current development programs, potential new development programs and related general and administrative support. We may seek to obtain additional financing in the future through equity or debt financings or other sources, such as potential collaboration agreements. We cannot make assurances that anticipated additional financing will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our equity securities offerings, there can be no assurance that we will be able to do so in the future.

Our cash and cash equivalents and marketable securities, available for sale include money market funds, government agency securities, corporate debt and commercial paper. We maintain established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
			(Unaudited)
Statement of Cash Flows Data:
Cash used in operating activities	$(12,640)	$(23,533)	$(10,553)	$(27,139)
Cash used in investing activities	(88)	(302)	(138)	(170,873)
Cash provided by financing activities	44,851	79,831	45	175,764

Operating Activities

The increase in cash used in operating activities for the six months ended June 30, 2019 of approximately $16.5 million was due to increased activities for the initiation of the Phase 2 portion of our TRIDENT-1 clinical trial and the increase in headcount to support the development of our pipeline.

Net cash used in operating activities for the year ended December 31, 2017 was $12.6 million as compared to $23.5 million for the year ended December 31, 2018. The increase in cash used in operating activities of $10.9 million was due to increased activities for the development of our product pipeline and general and administrative expenses.

Investing Activities

During the six months ended June 30, 2019, investing activities used approximately $170.9 million of cash, primarily resulting from the purchase of marketable securities of $170.7 million and the purchase of property and equipment of $0.2 million

Cash used in investing activities for the years ended December 31, 2017 and 2018 was related to purchases of property and equipment, primarily laboratory equipment.

Financing Activities

During the six months ended June 30, 2019, financing activities provided $175.8 million of cash, primarily resulting from the net proceeds from our initial public offering and from option exercises.

Cash provided by financing activities for the year ended December 31, 2017 was primarily related to net proceeds from the sale and issuance of our Series C convertible preferred stock of $44.8 million. Cash provided by financing activities for the year ended December 31, 2018 was primarily related to net proceeds from the sale and issuance of our Series D convertible preferred stock of $79.8 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(In thousands)
Operating lease commitments(1)	$2,593	$792	$1,801	$—	$—

(1)

Payments due for our former lease of office and laboratory space in San Diego, California (Former Lease) under a single operating lease agreement that originally was set to expire in December 2021, but has since been amended to expire on July 1, 2019.

In June 2019, we entered into a lease agreement (New Lease) with ARE-SD Region No. 44, LLC for the lease of approximately 33,864 square feet of office and laboratory space located at 10628 Science Center Drive, San Diego, California 92121. The New Lease will commence on July 1, 2019 and expire June 30, 2023, unless terminated earlier. The minimum rent payable by us under the New Lease will be approximately $0.1 million per month for the first year of the New Lease, which amount will increase by 3% per year over the term. The New Lease contains an option to extend the lease term for one additional five-year term. We are also responsible for the payment of additional rent to cover our share of the annual operating and tax expenses and utilities costs for the building. Upon entry into the New Lease, we amended our Former Lease to, among other things, accelerate the expiration date of the Former Lease to July 1, 2019.

We enter into contracts in the normal course of business with various third parties for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts provide for termination upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation. These payments are not included in the table of contractual obligations above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Substantially all of our cash and money market funds are held with a single financial institution. Due to its size, we believe this financial institution represents a minimal credit risk. Cash amounts held at financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2019, cash and cash equivalents and marketable securities, available for sale totaling $249.9 million are either not subject to FDIC insurance, or exceed the FDIC insured limit. Our cash and cash equivalents and marketable securities, available for sale are invested in short term, high grade securities. As a result, we believe our cash and cash equivalents and available for sale marketable securities represent a minimal credit risk.

In addition, in April 2019, upon the closing of our initial public offering, we adopted an investment policy which has as its primary objective investment activities which preserve principal without significantly increasing risk.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company designing and developing novel small molecule, targeted oncology therapies to address key limitations of existing therapies and improve the lives of patients. Our internally developed and wholly owned pipeline of next-generation tyrosine kinase inhibitors (TKIs) targets numerous genetic drivers of cancer in both TKI-naïve and TKI-pretreated patients. The pervasive challenges of intrinsic and acquired treatment resistance often limit the response rate and durability of existing therapies. One of these challenges is the emergence of solvent front mutations, which are a common cause of acquired resistance to currently approved therapies for ROS1, TRK and ALK kinases. We have developed a macrocycle platform enabling us to design proprietary small, compact TKIs with rigid three-dimensional structures that potentially bind to their targets with greater precision and affinity than other kinase inhibitors. We believe our macrocycle platform will generate TKIs that are potentially best-in-class. Our lead drug candidate, repotrectinib (TPX-0005), is being evaluated in an ongoing Phase 1/2 trial called TRIDENT-1 for the treatment of patients with ROS1+ advanced non-small-cell lung cancer (NSCLC) and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. We initiated the multi-cohort Phase 2 registrational portion of TRIDENT-1 in June 2019 and are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020. This Phase 2 portion is a registrational trial for potential approval in ROS1+ advanced NSCLC and NTRK+ advanced solid tumors. In addition to repotrectinib, our pipeline includes two multi-targeted kinase inhibitors, TPX-0022 (a novel MET/CSF1R/SRC inhibitor) and TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors, from which we anticipate selecting a final candidate for investigational new drug (IND)-enabling studies. Our IND application for TPX-0022 cleared in May 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. We have submitted our IND for TPX-0046, and subject to clearance of the IND, plan to initiate a clinical trial for TPX-0046 in the second half of 2019.

Kinases are enzymes that respond to external stimuli to modulate numerous activities of cells, such as proliferation, survival and migration. TKIs have become an important class of cancer therapies due to their ability to interrupt deregulated kinase signaling that leads to unchecked cell growth and tumor progression. Since 2001, the U.S. Food and Drug Administration (FDA) has approved nearly 40 TKIs for the treatment of cancers. In 2017, TKIs represented approximately $20 billion in worldwide drug sales. Despite the success of this drug class, there remains a significant opportunity for a new generation of TKIs that address the shortcomings of current therapies. These shortcomings include the inability to achieve a response or limited durability of response caused by intrinsic or acquired resistance, and toxicities that limit dosage levels and duration of treatment. Many conventional kinase inhibitors are oversized, with bulky side groups and limited chemical structure diversity, and some are associated with safety issues such as QT prolongation (abnormal electrocardiography) and hepatotoxicity (liver damage). Further, the same class of kinase inhibitors often share many binding similarities and therefore often cannot be sequentially administered to effectively overcome common treatment resistant mutations.

There are currently two approved TKIs for each of the primary patient populations targeted by our lead drug candidate, repotrectinib. Xalkori (crizotinib) and Rozlytrek (entrectinib) are approved for patients with metastatic ROS1+ NSCLC, and Vitrakvi (larotrectinib) and Rozlytrek (entrectinib) are approved for patients with metastatic solid tumors that have an NTRK gene fusion (NTRK+ advanced solid tumors) without a known acquired resistant mutation. Each of these currently approved TKIs has shown treatment resistance, including emerging resistant mutations, and toxicities that can limit duration of treatment.

There are multiple types of resistant mutations, including gatekeeper mutations and solvent front mutations, that can emerge with the use of TKIs. A gatekeeper mutation occurs from the substitution of one amino acid residue for another in front of the back pocket of the adenosine triphosphate (ATP) binding site within a kinase. In 2012, a treatment resistant mutation arising from an area of the kinase called the solvent front was first identified in a patient treated with crizotinib, and named as a solvent front mutation. Most of the currently approved or investigational ROS1, ALK and TRK kinase inhibitors have an extra chemical group, or motif, extending to the solvent front that leaves them susceptible to solvent front mutations. The most common solvent front mutation in the ROS1 kinase, G2032R, was reported in 2017 from a single institution in 41% of patients who experienced progressive disease while taking crizotinib. In addition, emerging solvent front mutations, such as TRKA G595R, TRKC G623R and TRKC G623E, have been reported in NTRK+ solid tumors after treatment with larotrectinib and after treatment with entrectinib. Currently, there are no FDA-approved TKIs that can overcome solvent front mutations arising in the ROS1 or TRK kinases. Additionally, there are no FDA-approved TKIs that can address resistance that may arise after RET targeted agents.

To address these challenges, we are using our macrocycle platform to develop a new generation of orally available proprietary TKIs that we believe will have the ability to maintain or enhance inhibition of the targeted kinase in both TKI-naïve and TKI-pretreated patients.

Our lead drug candidate, repotrectinib, is a low molecular weight macrocyclic TKI of ROS1, TRK and ALK that is being evaluated in our ongoing Phase 1/2 clinical trial called TRIDENT-1 for the treatment of patients with ROS1+ advanced NSCLC and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. The primary objective of the Phase 1 portion of TRIDENT-1 was to determine the maximum tolerated dose (MTD) and a recommended Phase 2 dose of repotrectinib. The safety endpoints included evaluating the dose-limiting toxicities (DLTs) and adverse events. The secondary endpoint for the Phase 1 portion is confirmed objective response rate (ORR) by Blinded Independent Central Review (BICR), using RECIST (Response Evaluation Criteria in Solid Tumors) v1.1.

As of the July 22, 2019 data cut-off date for the Phase 1 portion of TRIDENT-1, 93 patients have been dosed with repotrectinib, which was generally well tolerated. A total of nine dose cohorts of repotrectinib were evaluated for safety. The majority of treatment emergent adverse events (TEAEs) were Grade 1 or Grade 2. Dizziness was the most common TEAE, and is likely an on-target side effect of TRK TKIs. There have been four DLT events: Grade 2 dizziness (n=1 at 160 mg BID (twice daily)), Grade 3 dizziness (n=2: 1 at 160 mg BID and 1 at 240 mg QD (once daily)), and Grade 3 dyspnea and hypoxia (breathing difficulty) (n=1 at 160 mg BID). No cases of dizziness have led to treatment discontinuation. Three patients discontinued treatment due to adverse events (one with a Grade 3 pleural effusion, another with Grade 3 hypoxia/dyspnea, and one with Grade 1 dyspnea) that were determined to be related to study treatment. There have been no Grade 3 or Grade 4 alanine aminotransferase (ALT) or aspartate aminotransferase (AST) elevations (elevated ALT and AST levels indicate liver damage). Five Grade 5 TEAEs have occurred, with four, respiratory failure (n=2), pneumonia (n=1), and sepsis (n=1), determined to not be related to treatment and occurring during the 28 day-follow up period after treatment discontinuation. The four Grade 5 TEAEs that were determined to not be treatment related include: one patient with ROS1+ NSCLC initially treated at 120 mg QD who escalated to 160 mg BID due to disease progression 30 days prior to the event of Grade 5 TEAE respiratory failure reported as related to disease progression and not treatment related, one patient with NTRK+ angiosarcoma on the right leg with a pre-existing open wound infection on the left leg who was treated at 40 mg QD and developed Grade 5 sepsis and died seven days after stopping repotrectinib; one patient with ROS1+ NSCLC treated at 40 mg QD who developed Grade 5 respiratory failure due to disease progression five days after repotrectinib discontinuation; and one ROS1+ NSCLC patient who had a past medical history of pericardial tamponade prior to study entry and was previously treated with multiple rounds of chemotherapy/immunotherapy and crizotinib who was initially treated at 160 mg QD and dose escalated to 160 mg BID, who developed worsening pneumonia and died 10 days after discontinuing repotrectinib. The fifth Grade 5 TEAE involved a patient with ALK+ NSCLC and a past medical history of diabetes, obesity and hypertension who was dosed at 240 mg QD of repotrectinib and experienced a Grade 5 event of sudden death on day 10 of cycle 1, which we determined to be possibly related to study treatment. Since the July 22, 2019 data cut-off date, a 70 year old ROS1+ NSCLC patient with CNS disease and a past history of vertigo, pulmonary embolism and a cerebrovascular accident who was dosed at 160 mg QD discontinued repotrectinib on Cycle 10 day 8 due to a Grade 3 treatment related adverse event of syncope that resolved after treatment discontinuation.

As of the data cut-off date, preliminary efficacy data, including activity within the central nervous system (CNS), across eight of the nine dose escalation cohorts (those that included ROS1+ patients) included:

•	TKI-naïve ROS1+ advanced NSCLC evaluable population (n=11):

¡	Median follow-up time was 20.1 months (range, 5.3 to 24.9+ months).

¡	Confirmed ORR was 91% (10/11) (95% Confidence Interval (CI), 59 to 100).

¡

At our Phase 2 dose of 160 mg QD or above (n=7), six patients (86%) achieved a confirmed partial response (PR), which includes one patient who initially started repotrectinib at 120 mg QD but escalated to 160 mg QD before responding 21 days later.

¡

Median duration of response (DOR) for the 10 confirmed responders is not mature to report, with five of 10 (50%) responding patients remaining in response at 3.7+, 14.8+, 16.4+, 17.6+, and 23.3+ months, respectively. In addition, there have been four events of progressive disease and one censored patient off treatment prior to progression.

•	The probability of DOR ≥ 18 months is 65% (based on Kaplan-Meier estimation).

¡

Confirmed intracranial ORR (IC-ORR) was 100% (3/3) (95% CI, 29 to 100) in patients with measurable CNS metastases, with all three patients also achieving a confirmed extracranial response. Of these three patients, two remained in a confirmed PR for 14.8+ and 17.6+ months and one patient progressed at 23.1 months but remained on treatment for 25.7+ months at the time of the data cut-off.

•	TKI-pretreated ROS1+ advanced NSCLC evaluable population (n=29):

¡	This includes 18 patients who were treated with one prior ROS1 TKI, seven patients who were treated with two prior TKIs, and four patients treated with three prior ROS1 TKIs.

¡	Median follow-up time was 7.3 months (range, 0.6 to 19.3+ months).

•	TKI-pretreated (one prior TKI) ROS1+ advanced NSCLC evaluable population (n=18):

¡	Across all seven dose levels, the confirmed ORR was 39% (7/18) (95% CI, 17 to 64)

¡	At our Phase 2 dose of 160 mg QD or above (n=11):

•	55% (6/11) of patients achieved a confirmed PR, with two of six patients remaining in response (both for 5.5+ months).

•	57% (4/7) of patients treated with crizotinib as their prior ROS1 TKI achieved a confirmed PR.

¡	Confirmed IC-ORR was 75% (3/4) (95% CI, 19 to 99) in patients with measurable CNS metastases, with 80% (4/5) of TKI pretreated patients showing tumor regressions.

¡	Clinical benefit rate was 78% (14/18) (95% CI, 52 to 94), which is clinically meaningful for patients with limited treatment options.

•	TKI-pretreated (two or more prior TKIs) ROS1+ advanced NSCLC evaluable population (n=11):

¡

Of the seven patients treated with two prior TKIs, two (29%) (95% CI, four to 71) achieved a confirmed PR, with both patients treated at 160 mg QD and remaining in response for 3.7+ months at the time of the data cut-off.

•	One of the two responders achieved a complete response (CR) that has yet to be confirmed and is currently classified as a confirmed PR.

•

In addition to the two new confirmed responders, one additional patient treated initially at 160 mg QD who dose escalated to 160 mg BID only had one post baseline scan at the time of the data cut-off which showed a CR, but is currently classified as being in stable disease until a confirmatory scan is performed.

•	The clinical benefit rate in patients with two prior TKIs was 71% (5/7) (95% CI, 29 to 96), which is clinically meaningful for patients with limited treatment options.

¡

Of the four heavily pretreated patients who had previously received three prior ROS1 TKIs, two patients achieved stable disease and remain on treatment at 3.6+ and 21.6+ months. These patients are not eligible for the ongoing TRIDENT-1 Phase 2 registrational study.

•

Tumor regressions were observed in all seven crizotinib-pretreated evaluable patients with a ROS1 G2032R solvent front mutation. Three of the seven (43%) patients achieved a confirmed PR, all of whom were treated at 160 mg QD or higher.

¡	Two of the responding patients were treated with one prior TKI:

•	One had a DOR of 5.5+ months who remained on treatment for 7.6+ months, and one had a DOR of 4.4 months and remained on treatment for 21.2 months.

¡	The other responding patient was treated with two prior TKIs and had a DOR of 3.7+ months and remained on treatment for 5.6+ months at the time of the data cut-off.

•	TKI-naïve NTRK+ advanced solid tumor evaluable population (n=2):

¡

Since the last data cut-off of March 4, 2019, a TKI naive TRK+ patient with advanced thyroid cancer treated at 160 mg QD achieved a confirmed PR with a DOR of 3.8+ months and who remained on treatment for 5.5+ months at the time of the July 22, 2019 data cut-off.

¡	One evaluable patient who had glioblastoma achieved stable disease as the best response.

¡	In addition, one patient with angiosarcoma who had a dramatic initial response on skin lesions was not evaluable for response due to death from sepsis (not treatment related) within the second cycle.

•	TKI-pretreated NTRK+ advanced solid tumor evaluable population (n=3):

¡

Of the three evaluable patients, one patient with an advanced salivary gland cancer previously treated with multiple prior TKIs including crizotinib and entrectinib and who developed a TRKC G623E solvent front mutation achieved a confirmed PR with repotrectinib with a 9.8 month DOR. This patient remained on treatment for 17.9 months. The patient discontinued repotrectinib due to further disease progression, and received combination chemotherapy with no response. In January 2019, the patient began a second course of repotrectinib on a compassionate use basis and as of August 13, 2019, was in an unconfirmed PR per RECIST v1.1 and has remained on repotrectinib for 7.2+ months.

We are currently completing the Phase 1 portion of TRIDENT-1. The Phase 2 portion of TRIDENT-1 is a registrational trial for potential approval of repotrectinib in both TKI-naïve and TKI-pretreated patients with ROS1+ advanced NSCLC or NTRK+ advanced solid tumors. In addition, the trial will include an exploratory cohort for patients with ALK+ or ROS1+ advanced solid tumors. We have initiated the Phase 2 portion and begun patient dosing, and are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020.

The Phase 2 portion of the trial is studying single agent repotrectinib given at the Phase 2 dose and will enroll a total of approximately 310 patients across six patient expansion cohorts (EXPs) with ROS1+ advanced NSCLC (EXP-1, EXP-2 and EXP-3), ROS1+ or ALK+ advanced solid tumors (non-NSCLC) (EXP-4), and NTRK+ advanced solid tumors (EXP-5 and EXP-6). All patients in the Phase 2 portion of the trial will receive repotrectinib orally at a starting dose of 160 mg QD for the first 14 days of treatment, after which the dose may be increased to 160 mg BID based on patient tolerability, for 28 consecutive days in repeated four-week cycles.

EXP-1, EXP-4 and EXP-5 will each enroll TKI-naïve patients. EXP-2, EXP-3 and EXP-6 will enroll patients who have been previously treated with one or two prior TKIs. The trial design for the Phase 2 portion of TRIDENT-1 is depicted in the figure below.

We are co-developing repotrectinib with a next-generation sequencing-based companion diagnostic. A prototype companion diagnostic has been developed and is being used as a clinical trial assay to confirm the presence of ROS1+, NTRK+ or ALK+ gene fusions in patients prior to enrollment into the Phase 2 portion of TRIDENT-1. We have selected a diagnostic partner to support development of the companion diagnostic and filing of a pre-market approval (PMA) application to the FDA. In May 2019, the FDA approved an IDE for use of this clinical trial assay in the Phase 2 portion of TRIDENT-1.

In addition to repotrectinib, our pipeline includes two multi-targeted drug candidates, TPX-0022 (a novel MET/CSF1R/SRC inhibitor) and TPX-0046 (a novel RET/SRC inhibitor), and a series of next-generation ALK inhibitors, from which we anticipate selecting a final candidate for IND-enabling studies in the second half of 2019. Our investigational new drug (IND) application for TPX-0022 cleared in May 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. We are planning an interim data read-out for the Phase 1 study of TPX-0022 in the second half of 2020. We have submitted an IND for TPX-0046 and subject to clearance of the IND, we plan on initiating a clinical trial for TPX-0046 in the second half of 2019.

We believe our internally designed, macrocycle platform and experienced team enable us to advance differentiated TKIs into the clinic, which may provide meaningful benefits to patients with cancer. Our team has extensive experience in the discovery, design and development of cancer therapeutics, with a clear focus on next-generation TKIs. Our scientific founder and the designer of our next-generation TKIs, J. Jean Cui, Ph.D., has more than 20 years of experience, including most recently at Pfizer Inc., where she was the lead inventor of two approved TKIs, Xalkori (crizotinib) and Lorbrena (lorlatinib). In addition, our President and Chief Executive Officer, Athena Countouriotis, M.D., has over 15 years of experience, including senior leadership roles at Ambit Biosciences Corporation and Halozyme Therapeutics, Inc., and has led the development of multiple TKIs through approval, including Vanflyta (quizartinib), Sprycel (dasatinib), Sutent (sunitinib) and Bosulif (bosutinib).

We are supported by our board of directors and scientific advisory board, who have significant experience in drug development, as well as expertise in building public companies and business development. We believe that our team is well positioned to leverage our highly differentiated platform to continue to design and develop novel TKIs that will have significant benefit for cancer patients.

Our Strategy

Our strategy is to focus on the design, development and commercialization of novel TKIs to address unmet medical needs, including in the area of treatment resistance. Key elements of our strategy include:

•

Rapidly develop and commercialize our lead drug candidate, repotrectinib, for the treatment of patients with ROS1+ advanced NSCLC and NTRK+ advanced solid tumors, including those with CNS disease or CNS metastases.    We intend to develop repotrectinib for the treatment of ROS1+ advanced NSCLC and NTRK+ advanced solid tumors in both TKI-pretreated and TKI-naïve patients with and without CNS disease. There are no approved ROS1 or TRK targeted therapies in ROS1 or TRK TKI-pretreated patients, and a high unmet medical need exists due to treatment resistance. In TKI-naïve patients, we believe repotrectinib has the potential to be the best-in-class ROS1 inhibitor and TRK inhibitor based on our preclinical data and preliminary clinical data from TRIDENT-1. We initiated the multi-arm Phase 2 portion of TRIDENT-1 in June 2019 and are planning to provide an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020.

•

Expand the market opportunity for repotrectinib by pursuing pediatric indications, additional indications in ROS1+ or ALK+ advanced non-NSCLC solid tumors, and combination therapies.    We believe our preliminary safety data and antitumor activity from TRIDENT-1 support pursuing pediatric indications, the indication for ROS1+ and ALK+ advanced non-NSCLC solid tumors, and combination therapies. Our Phase 2 portion of TRIDENT-1 includes pediatric patients 12 years of age and older and an exploratory cohort of TKI-naïve patients with ROS1+ or ALK+ advanced solid tumors (non-NSCLC). In addition, we also plan to conduct a separate Phase 1/2 clinical trial of repotrectinib in pediatric patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. Furthermore, preclinical studies have shown that repotrectinib modulates Signal Transducer and Activator of Transcription 3 (STAT3) signaling, one of the major signaling pathways associated with solid tumor growth and acquired treatment resistance. Based on preclinical data, our first planned combination trial will likely involve a combination with Tagrisso (osimertinib), a third generation EGFR TKI for advanced NSCLC with an EGFR mutation. Treatment resistance with osimertinib is due in part to its upregulation of STAT3 signaling. We plan to initiate our Phase 1/2 pediatric trial in the second half of 2019. In addition, the design of a combination clinical trial for repotrectinib is under development.

•

Leverage our extensive expertise and macrocycle platform to develop and expand our pipeline candidates as single agent therapies and/or in combinations.    In addition to repotrectinib, we are developing a pipeline of highly potent multi-targeted drug candidates based on our macrocycle platform that we believe can be best-in-class kinase inhibitors and address areas of unmet medical need. We intend to develop our current and future pipeline candidates as single agent therapies as well as in combinations. Our current pipeline includes:

•

TPX-0022, a TKI that can potently inhibit the MET, CSF1R and SRC kinases, which we intend to develop for the treatment of patients with advanced solid tumors that have abnormal hepatocyte growth factor (HGF)/MET signaling. Our IND application was cleared in May of 2019 and we initiated our Phase 1 study in patients with advanced solid tumors harboring genetic alterations in MET in July 2019. We are planning an interim data read-out for the Phase 1 study of TPX-0022 in the second half of 2020.

•

TPX-0046, a TKI that can potently inhibit the RET and SRC kinases. We have submitted an IND, and subject to clearance of the IND, plan to initiate a Phase 1 clinical trial of TPX-0046 for the treatment of advanced solid tumors with abnormal RET genes in the second half of 2019.

•

A series of next-generation ALK inhibitors that can potently inhibit wild type (WT) and mutated ALK kinases, which will be focused on addressing treatment resistance arising from currently available ALK inhibitors. We plan to select a candidate for IND-enabling studies in the second half of 2019.

We plan to expand our pipeline using our macrocycle platform and our team’s significant drug design and development expertise.

•

Evaluate strategic opportunities to accelerate development timelines and enhance the commercial potential of our drug candidates.    We have worldwide rights to all of our drug candidates. We will evaluate partnerships and other strategic opportunities that could increase the value of our programs and allow us to leverage the expertise of collaborators.

•

Establish capabilities to effectively commercialize our drug candidates.    We intend to build a targeted, specialty sales force in North America to support the commercialization of repotrectinib and our other drug candidates, if approved.

Overview of Kinases and Current Limitations of Kinase Inhibitors

Kinases are enzymes that respond to external stimuli to modulate numerous activities of cells, such as proliferation, survival and migration. ATP is utilized by kinases for phosphorylation, which triggers a signaling process. This phosphorylation process changes a kinase from an inactive conformation (unphosphorylated kinase) to an active conformation (phosphorylated kinase). A kinase often undergoes substitutions of its original amino acids by other amino acids, also known as a mutation. Kinases maintain a controlled equilibrium between the active and inactive conformations, but activating mutations shift the kinase to favor the active conformation, which can lead to aberrant cell proliferation and thus the development of certain cancers. Aberrant activation of a kinase can also occur if the kinase gene, such as ROS1, NTRK or ALK, undergoes a genomic rearrangement resulting in fusion to another gene, leading to the constitutive phosphorylation of the fusion kinase and the development of certain cancers.

Kinase inhibitors are designed to occupy the ATP binding site, thereby preventing the binding of ATP. Most conventional kinase inhibitors are much larger than ATP and have extra motifs that extend beyond the ATP pocket of the kinase in order to enable the kinase to have a stronger interaction with the compound than with ATP. During treatment with conventional TKIs, an acquired mutation in the kinase domain often occurs. These mutations change the surface of the kinase and block the occupancy of oversized TKIs at the ATP binding site without impacting the binding of ATP.

Based on the orientation of the extra motif, kinase inhibitors can be grouped into two types:

•

Type I kinase inhibitors, such as Xalkori (crizotinib), which often have the extra motif extending to the kinase’s open solvent front area. The most common treatment acquired resistance to these inhibitors are solvent front mutations.

•

Type II kinase inhibitors, such as Gleevec (imatinib), which have the extra motif extending to the back pocket of the kinase. The most common treatment acquired resistance to these inhibitors are gatekeeper mutations.

Two or more mutations in the same protein are referred to as compound mutations.

Our Approach

To overcome key limitations of most current TKI therapies and emerging resistance, our strategy is to design small (low molecular weight), compact TKIs with rigid three-dimensional macrocyclic structures that bind inside the ATP pocket of the target kinase. By binding completely inside the ATP pocket, our TKIs can bind to solvent front mutated kinases that sterically exclude conventional TKIs. In addition to potentially addressing resistance that has developed from prior lines of TKI therapy, we believe our TKIs may also prevent or delay the emergence of new resistant mutations. Furthermore, unlike conventional, flat, two-dimensional kinase inhibitor structures, we believe a rigid three-dimensional structure enables our TKIs to target the selected kinases in a highly potent, precise and efficient manner, which provides a base for a favorable kinase selectivity profile. The figure below depicts the binding of conventional oversized TKIs to the ATP pocket in the kinase, the development of resistant mutations (solvent front, gatekeeper), and the binding features of our small, compact TKIs. Our kinase inhibitors bind within the ATP pocket and do not have extra motifs extending beyond the pocket. The compact design of our TKIs enables them to avoid steric interference from acquired mutations, such as solvent front mutations, and allows for potential activity with our kinase inhibitors despite the presence of a resistant mutation.

Our pipeline candidates will be studied as single agents and in combinations that are supported by strong biologic rationale for synergy between the combined agents, while focusing on key areas of unmet medical need including acquired treatment resistance. The figure below depicts the structure of repotrectinib compared to certain approved and investigational TKIs, overlaid on the structure of ATP.

The extra motif present in conventional TKIs at the solvent front area may result in the development of solvent front mutations, as illustrated below.

SFM: area that may result in solvent front mutations

MW: molecular weight

Our Pipeline

We are leveraging our macrocycle platform to design a pipeline of highly potent proprietary TKI drug candidates that are structurally different from many existing kinase inhibitors. We believe our TKIs may address the key issues of emerging treatment resistance and toxicities that limit duration of treatment. Our platform allows us to rapidly identify new drug candidates for development. We have global development and commercialization rights to our drug candidates, including our lead program, repotrectinib.

The following chart summarizes our product pipeline, including our lead product candidate, repotrectinib, and our recent and anticipated milestones.

Turning Point Therapeutics Pipeline

1	Not required for Phase 2 registrational clinical trials
2	Including NSCLC, thyroid, and other solid tumors with abnormal RET gene

The table below reflects biomarker prevalence of the mutations targeted across the indications related to our current pipeline and the corresponding estimated number of patients in the United States, United Kingdom, France, Germany, Spain and Italy (EU5).

	2018 Estimated Annual Number of Patients
	Repotrectinib			TPX-0022			TPX-0046
	Advanced NSCLC	Other Advanced Solid Tumors(1)		Gastric	Advanced NSCLC	EGFR Mutated TKI-Resistant Advanced NSCLC(2)	Advanced NSCLC	Thyroid(3)
U.S. Patients(4),(5)	160,000	520,000		17,500	160,000	12,800	160,000	11,250

EU5 Patients(4)	117,000	557,900		36,680	117,000	6,230	117,000	11,030

Biomarker Prevalence(6)	2% (ROS1)	0.5% (NTRK)	0.5% (ROS1 /ALK)	4% (MET)	3% (MET Exon 14)	12.5% (MET Amplified)	2% (RET)	16% (RET)

(1)	Reflects other solid tumor indications including Brain, Breast, Colon, Melanoma, NSCLC, Pancreas, Sarcoma, and Thyroid, excluding ROS1+ and ALK+ for NSCLC
(2)	Does not include first line EGFR mutated advanced NSCLC patients; Assumes ~20%, 15%, 11%, 14%, 17% and 12% EGFR mutation prevalence for U.S., France, Germany, Italy, Spain and the U.K., respectively
(3)	Includes papillary and medullary thyroid tumors
(4)	Estimates include Stage III unresectable and metastatic patient populations, adjusted for treatable population and those that are tested for the targeted biomarkers. Assumes 85% biomarker testing rate
(5)	Based on SEER 2015 five-year diagnosed prevalence, grown at 0.7% in line with U.S. population growth
(6)	Estimates based on publications and physician and payor interviews in the United States

Repotrectinib

We are developing our lead drug candidate, repotrectinib, an orally administered TKI, for the treatment of both TKI-naïve and TKI-pretreated patients with ROS1+ advanced NSCLC and ROS1+, NTRK+ or ALK+ advanced solid tumors. As of the July 22, 2019 data cut-off date, preliminary data from a total of 93 patients in the ongoing Phase 1 portion of TRIDENT-1 demonstrated clinical proof-of-concept in evaluable patients with ROS1+ advanced NSCLC (n=40) and NTRK+ advanced solid tumors (n=5) at well-tolerated dose levels.

Additionally, we previously completed an End of Phase 1 meeting with the FDA to gain regulatory clarity related to our TRIDENT-1 Phase 2 design and we received FDA’s acceptance of our recommended Phase 2 dose in late July of 2019.

Mechanism of Action

Repotrectinib is a small (low molecular weight), macrocyclic TKI of ROS1, TRK and ALK. Repotrectinib was designed to efficiently bind with the active kinase conformation and avoid steric interference from a variety of clinically resistant mutations, especially the solvent front and gatekeeper mutations of the ROS1, TRK and ALK kinases. Repotrectinib has a rigid, three-dimensional structure and is smaller than currently approved or investigational ROS1, TRK and ALK inhibitors. The rigid, three-dimensional structure enables repotrectinib to precisely and efficiently bind to its oncogenic targets with a desirable selectivity profile. We have screened repotrectinib against approximately 400 kinases which indicated repotrectinib is a selective multi-targeted kinase inhibitor that is highly potent against ROS1, TRK and ALK, and inhibits JAK2, SRC and FAK, as depicted below.

Kinome illustration reproduced courtesy of Cell Signaling Technology, Inc. (CSTI) (www.cellsignal.com). Each branch of the dendogram represents an individual human kinase. The foregoing website is maintained by CSTI.

The selectivity index (SI) is defined as the kinase IC50 value divided by the lowest IC50 value (0.071 nM) from the inhibition against the ROS1 kinase and is depicted by the size of the circles in the figure above. The largest circle is for ROS1 with SI = 1, followed by kinases with 1< SI <10 (TRKA, TRKB and TRKC), 10< SI <20 (ALK, JAK2, and SRC family member FYN), and 20< SI <250 (SRC family members LYN, YES1, FGR and SRC; TXK, ARK5, DDR1 and FAK). Based on the selectivity profile, we believe repotrectinib will be able to target ROS1 and TRK family members with high potency, and target JAK2, some SRC family members and FAK with moderate potency. According to a 2015 review article, selective multi-targeted kinase inhibitors with a favorable safety profile may be more suitable for cancer treatment, which we believe is due to their activity against redundant signaling pathways mediated by different kinases. Repotrectinib inhibits JAK2, SRC and FAK leading to the modulation of STAT3 signaling, one of the major signaling pathways that is common for both intrinsic and acquired resistance. We believe the inhibition of JAK2, SRC and FAK may lead to a longer duration of response for patients treated with repotrectinib.

Market Opportunity

An estimated 1.8 million people are projected to die of lung cancer in 2018, the leading cause of cancer-related death globally. Metastatic NSCLC and advanced solid tumors are serious diseases for which the five-year survival rates range from 5-30% and 3-38%, respectively. While currently approved

TKIs have improved the five-year survival rates, there remains a significant opportunity for a new generation of TKIs that address the shortcomings of current therapies. These shortcomings include:

•	the inability to achieve a response, or limited durability of response, caused by intrinsic or acquired resistance;

•	toxicities that limit dosage levels and duration of treatment; and

•	an inability to combine with other anti-cancer agents because of cumulative toxicities.

There are currently two approved TKIs for each of the primary patient populations targeted by our lead drug candidate, repotrectinib. Xalkori (crizotinib) and Rozlytrek (entrectinib) are approved for patients with metastatic ROS1+ NSCLC, and Vitravki (larotrectinib) and Rozyltrek (entrectinib) are approved for patients with metastatic solid tumors that have an NTRK gene fusion (NTRK+ advanced solid tumors) without a known acquired resistant mutation. Each of these currently approved TKIs has shown treatment resistance, including emerging resistant mutations, and toxicities that can limit duration of treatment.

Key limitations of crizotinib are its limited activity within the CNS and its overall safety profile. In addition, key limitations for entrectinib for ROS1+ NSCLC patients include that it has shown to be ineffective in patients who had systemic progression with prior crizotinib treatment and its overall safety profile. Additionally, Grade 3 or Grade 4 ALT or AST elevations have been reported following treatment with many TKIs including crizotinib, entrectinib and larotrectinib.

There continues to be a growing number of acquired resistant mutations in patients previously treated with TKIs. Most of the currently approved or investigational ROS1 and TRK kinase inhibitors have an extra chemical group, or motif, extending to the solvent front that leaves them susceptible to solvent front mutations. The most common solvent front mutation in the ROS1 kinase, G2032R, was reported in 2017 from a single institution in 41% of patients who experienced progressive disease while taking crizotinib. In addition, emerging solvent front mutations, such as TRKA G595R, TRKC G623R and TRKC G623E, have been reported in NTRK+ solid tumors after treatment with larotrectinib and entrectinib. Currently, there are no FDA-approved TKIs that can overcome solvent front mutations for the ROS1 or TRK kinases. Given the incidence of these resistant mutations, there continues to be a high unmet medical need to develop novel therapies that can overcome intrinsic and acquired resistance, such as the development of solvent front mutations.

TRIDENT-1 Phase 1/2 Trial

In February 2017, we initiated the Phase 1, dose escalation portion of TRIDENT-1, which includes three parts:

•	Phase 1a (completed, n=44);

•	Phase 1b (completed, n=28); and

•	Phase 1c (completed, n=21).

Repotrectinib is being administered in continuous 28-day cycles across multiple dose levels, as set forth in the table below. In Phase 1a, repotrectinib was given under defined fasting conditions. In Phase 1b, the first dose of repotrectinib was given with either a high-fat, high-calorie meal or under defined fasting conditions and then switched to the opposite on the second dose with repotrectinib given either under defined fasting conditions or with a high-fat, high-calorie meal to evaluate the effect of food on the pharmacokinetics of repotrectinib. After the second dose, all other doses were given under defined fasting conditions. In Phase 1c, repotrectinib was given continuously with a standard meal. In parallel, a midazolam drug-drug interaction (DDI) study is ongoing and will enroll six patients at our Phase 2 dose of repotrectinib. Enrollment has been completed in Phase 1a, 1b and 1c and is ongoing in the midazolam DDI study. A total of 23 patients were still on treatment as of the July 22, 2019 data-cut off.

	Dose	Patients (n)
Phase 1a Completed Enrollment (Fasted Dosing)	40 mg QD	6
	80 mg QD	6
	160 mg QD	8
	240 mg QD	10
	160 mg BID	12
	200 mg BID	2
Phase 1b Completed Enrollment (Single Dose with Food)	40 mg QD	7
	80 mg QD	6
	160 mg QD	15
Phase 1c Completed Enrollment (Dosing Continuously with Food)	120 mg QD 160 mg QD 160 mg QD for one week, 160 mg BID thereafter	3 6 12

As of the July 22, 2019 data cut-off, of the 12 patients treated in the last dosing cohort (160 mg QD for one week followed by 160 mg BID), one patient had only one post baseline scan and therefore could not be classified as a confirmed responder at the time of the data cut-off. In addition, six of the 12 patients are not evaluable for response in the efficacy evaluable population by BICR. This includes two recently enrolled TKI pretreated patients with ROS1+ advanced NSCLC and one TKI naïve TRK+ patient with advanced thyroid cancer who have yet to have a post baseline scan, one ROS1+ gastric cancer patient, and two ROS1+ NSCLC patients (one TKI naïve; one TKI pretreated) who discontinued treatment prior to a post baseline scan. There have been no additional patients enrolled in the Phase 1c portion of TRIDENT-1 since the July 22 data cut-off date as the Phase 1 study is nearing completion pending completion of enrollment in the midazolam DDI portion of the study.

The primary objective of the Phase 1 portion of TRIDENT-1 was to determine the maximum tolerated dose (MTD), and a recommended Phase 2 dose of repotrectinib. The safety endpoints of the Phase 1 portion included evaluating the DLTs and adverse events. The secondary endpoint of the Phase 1 portion was confirmed ORR by BICR, using RECIST v1.1.

Key inclusion criteria include: histologically or cytologically confirmed diagnosis of locally advanced or metastatic solid tumors, including non-Hodgkin Lymphoma (Stage IV, as classified by AJCC v.7) that harbor an ALK, ROS1, NTRK1, NTRK2, or NTRK3 gene fusion determined by local testing; Eastern Cooperative Oncology Group (ECOG) Performance Status 0-1 (able to conduct full (0) or light (1) daily activities); Age ≥18; prior chemotherapy and/or immunotherapy permitted; at least one measurable target lesion (including central nervous system only) according to RECIST v1.1. Key exclusion criteria include: symptomatic brain metastases; major cardiovascular history in the past six months; or history of prolonged QTc interval.

Solid tumors are measured by CT or MRI scan, as assessed according to RECIST v1.1, at baseline, at the end of the second cycle, after every two cycles up to cycle 18, and then every three cycles up to cycle 36. If an initial response is determined, confirmation of response requires a subsequent CT or MRI scan, generally four weeks later.

As of the July 22, 2019 data cut-off, a total of 93 patients have been treated across nine dose cohorts ranging from 40 mg QD to 240 mg QD, 160 mg BID and 200 mg BID, and additional Phase 1c cohorts of 120 mg QD, 160 mg QD, and 160 mg QD with dose escalation to 160 mg BID after 7 days of treatment if no DLTs were observed with repotrectinib given continuously with food. Median age was 54.0 years old (range 18 to 79, 21.5% were 65 years old and over), and 67.7% had ECOG Performance Status of 1. A significant majority (83%) of patients with advanced solid tumors were diagnosed with NSCLC. Other patients with the diagnosis of glioblastoma, renal cell carcinoma, liver cancer, soft tissue sarcoma, melanoma, salivary gland, gallbladder, thyroid, head and neck, uterine, and inflammatory myofibroblastic cancer were also enrolled. All patients with advanced solid tumors had received prior TKIs or chemotherapy treatment without any enrollment restrictions regarding the number of prior therapies. The following table summarizes the disease characteristics of the patients in the Phase 1 portion of TRIDENT-1 as of the July 22, 2019 data cut-off.

Disease Characteristics
Overall Patient Population	n=93(1)
Number of Patients with Baseline CNS Metastases	n=37(2) (40%)

	# of Prior TKIs Median (Min, Max)	# of Prior Lines of Chemotherapy Median (Min, Max)
ROS1+ Advanced Solid Tumors (n=52)	1 (0, 3)	1 (0, 8)
NTRK+ Advanced Solid Tumors (n=10)	0 (0, 2)	1 (0, 2)
ALK+ Advanced Solid Tumors (n=31)	2 (0, 4)	1 (0, 6)

(1)	Overall patient population includes: 52 (56%) ROS1+ patients; 10 (11%) NTRK+ patients; and 31 (33%) ALK+ patients
(2)	50% (20/40) for ROS1+ advanced NSCLC patients by investigators’ assessments including measurable and non-measurable CNS metastases

The protocol-defined analysis populations were:

•	Safety Analysis Population (n=93): Includes all patients who received at least one dose of repotrectinib; and

•

BICR Evaluable Population (n=70): Includes all patients who received at least one dose of repotrectinib; had a baseline tumor assessment with measurable disease; and had at least one post-baseline tumor assessment.

Patient numbers within each of these populations are shown in the following table.

	ROS1+	NTRK+	ALK+	Total
Safety Analysis Population	52	10	31	93
Response Evaluation Population (BICR)	43	5	22	70
Advanced NSCLC	40	1	19	60
Other Advanced Solid Tumors	3	4	3	10

Preliminary Clinical Data From TRIDENT-1

In May 2019, we reported preliminary safety, tolerability and efficacy data with repotrectinib in patients with ROS1+ advanced NSCLC. Based on the encouraging clinical activity, we are initially pursuing a path to registration for both ROS1+ advanced NSCLC and NTRK+ advanced solid tumors.

As of the July 22, 2019 data cut-off, a total of 93 patients had been dosed, 23 patients were still on treatment, and the MTD had not been reached. Of the 93 patients, 40 of 52 with ROS1+ advanced NSCLC and five of 10 with NTRK+ advanced solid tumors were evaluable by BICR. All patients received at least one dose of repotrectinib across nine dose cohorts ranging from 40 mg QD to 200 mg BID.

The median age of these 40 ROS1+ advanced NSCLC evaluable patients was 57.0 years (range, 30 to 79), 65% were female, and 53% were Asian. CNS metastases were reported in 20 (50%) at baseline. The median number of prior ROS1 TKIs in the 29 (73%) pretreated patients was one (range, one to three). Of the 29 patients, 18 were treated with one prior TKI (of which 12 were treated with crizotinib), seven were treated with two prior TKIs, and four were treated with three prior TKIs. There were 34 (85%) patients treated with at least one prior chemotherapy.

The clinical efficacy data summarized below focuses on the results from the ROS1+ advanced NSCLC patient population and the smaller population of evaluable NTRK+ advanced solid tumor patients.

The median follow-up time for the 40 patients with ROS1+ advanced NSCLC on study was 19.2 months (20.1 months in TKI-naïve; and 7.3 months in TKI-pretreated). Since the last data cut-off of March 4, 2019, the median follow-up time has decreased for the TKI-pretreated patients given that multiple patients were recently enrolled. All responses observed in this patient population were confirmed PRs by RECIST v1.1 (one patient had a confirmatory scan after 23 days). The median time to response for the 40 patients with ROS1+ advanced NSCLC was 1.7 months (range, 1.5 – 7.0 months) (1.7 months in TKI-naïve; and 1.6 months in TKI-pretreated).

TKI-naïve ROS1+ advanced NSCLC evaluable population (n=11)

In the TKI-naïve ROS1+ advanced NSCLC evaluable population (11/11 evaluable), 11 patients were treated across six dose escalation cohorts. All patients in this population had prior chemotherapy (ranging from one to three lines of chemotherapy). The confirmed ORR by BICR was 91% (10/11) (95% CI, 59 to 100) across all six dose levels, with six of seven (86%) patients achieving a confirmed PR at our Phase 2 dose of 160 mg QD or above, which includes one patient who initially started repotrectinib at 120 mg QD but escalated to 160 mg QD before responding 21 days later.

The median duration of response for the 10 confirmed responders is not mature to report, with five of 10 (50%) responding patients remaining in response at 3.7+, 14.8+, 16.4+, 17.6+, and 23.3+ months. Of the five patients no longer in response, four had events of progressive disease, and one patient was censored off treatment prior to progression. The probability of DOR ≥ 18 months is 65% (based on Kaplan-Meier estimation).

Of the 11 TKI-naïve patients, three patients had measurable CNS metastases, and of the three patients, the confirmed IC-ORR was 100% (3/3) (95% CI, 29 to 100), with all three patients with measurable CNS metastases also achieving a confirmed extracranial response. Of these three patients, two remained in a response 14.8+ and 17.6+ months at the time of the data cut-off and one patient progressed at 23.1 months but remained on treatment for 25.7+ months at the time of the data cut-off. The CBR, including those who achieved stable disease for at least two cycles or a confirmed partial or complete response, was 100% (11/11) (95% CI, 72 to 100), as shown below.

--At and below dashed -30% line represents a response, at and above dashed 20% line represents PD, and the area between the two dashed lines represents stable disease of target lesions

TKI-pretreated ROS1+ advanced NSCLC evaluable population (n=29, which includes patients with up to three prior TKIs)

In the TKI-pretreated ROS1+ advanced NSCLC evaluable population, the confirmed ORR among patients treated with one or two prior TKIs was 36% (9/25) (95% CI, 18 to 57). Twenty-three of 29 patients (79%) had prior chemotherapy either before or after their ROS1 TKI and prior to starting repotrectinib. Eighteen of 29 patients (62%) had one prior TKI, 12 (67%) of which had crizotinib as their only prior TKI.

Across all dose levels, in TKI-pretreated ROS1+ advanced NSCLC patients treated with one prior TKI, the confirmed ORR was 39% (7/18) (95% CI, 17 to 64). At our Phase 2 dose of 160 mg QD or above, 55% (6/11) of patients previously treated with one prior ROS1 TKI achieved a confirmed PR as shown below. Additionally, 57% (4/7) of patients previously treated with crizotinib as their only prior ROS1 TKI at our Phase 2 dose of 160 mg QD or above achieved a confirmed PR.

--At and below dashed -30% line represents a response, at and above dashed 20% line represents PD, and the area between the two dashed lines represents stable disease of target lesions

Of the seven patients treated with two prior TKIs, two (29%) (95% CI, four to 71) achieved a confirmed PR, with both patients treated at 160 mg QD and above and were remaining in response for 3.7+ months at the time of the data cut-off. One of the two responders achieved a CR that is yet to confirm and is currently classified as a confirmed PR. In addition to the two new confirmed responders, one additional patient treated at 160 mg QD initially who dose escalated to 160 mg BID only had one post baseline scan at the time of the data cut-off, which showed a CR but is currently classified as being in stable disease until a confirmatory scan is performed. Given there are no approved TKIs for patients previously treated with crizotinib or entrectinib, let alone two prior TKIs, this is clinically meaningful despite the small sample size.

--At and below dashed -30% line represents a response, at and above dashed 20% line represents PD, and the area between the two dashed lines represents stable disease of target lesions

Four heavily pretreated patients received three prior ROS1 TKIs with two patients who achieved stable disease and remain on treatment at 3.6+ and 21.6+ months. These patients are not eligible for the ongoing TRIDENT-1 Phase 2 registrational study.

At the time of the data cut-off, of the nine responders within the ROS1+ TKI pretreated patient population, two patients had DORs of 4.4 and 13.0 months and despite progression, remained on treatment for 21.2 and 22.0 months, respectively. Two patients were censored early despite remaining in response at the time of discontinuing treatment (one due to clinical progression and one due to withdrawal of consent). The remaining five patients have DORs ranging from 3.7+ months to 11.1 months and remain on treatment ranging from 5.5+ months to 19.3+ months.

Four out of five TKI-pretreated patients with measurable CNS disease at baseline were treated with one prior TKI and the confirmed IC-ORR in these patients was 75% (3/4) (95% CI, 19 to 99), with 80% (4/5) of patients treated with any number of prior TKIs showing tumor regressions. The CBR in ROS1 TKI-pretreated ROS1+ advanced NSCLC patients treated with one prior TKI was 78% (14/18) (95% CI, 52 to 94), which is clinically meaningful for patients with limited treatment options.

In the 29 TKI-pretreated ROS1+ advanced NSCLC evaluable patients, 23 were pretreated with crizotinib. Seven of the 23 (30%) evaluable patients who were crizotinib-pretreated were found to have the common ROS1 G2032R solvent front mutation. Tumor regressions were observed in all seven crizotinib-pretreated patients who had a ROS1 G2032R solvent front mutation. Three of the seven (43%) patients with the ROS1 G2032R solvent font mutation achieved a confirmed PR, each of whom, were treated at 160 mg QD or higher.

•

One of the two patients was previously treated with crizotinib for 13 months and achieved stable disease as the best response while on crizotinib. While on repotrectinib, this patient achieved a confirmed PR and had a DOR of 4.4 months and remained on treatment for 21.2 months.

•

The second patient had been previously treated with crizotinib for over 20 months (best response unknown) and achieved a confirmed PR with repotrectinib and had a DOR of 5.5+ months and remains on treatment at 7.6+ months at the time of the data cut-off.

•	The third patient who achieved a confirmed PR was treated with two prior TKIs and, while on repotrectinib, had a DOR of 3.7+ months and remained on treatment for 5.6+ months.

Given the preliminary antitumor activity of repotrectinib in ROS1+ advanced NSCLC patients and the lack of approved ROS1 targeted therapies in ROS1 TKI-pretreated patients, we believe repotrectinib represents a potential therapeutic option, especially for those patients who have a difficult-to-treat ROS1 G2032R solvent front mutation as shown below.

--At and below dashed -30% line represents a response, at and above dashed 20% line represents PD, and the area between the two dashed lines represents stable disease of target lesions

Duration of Treatment with Repotrectinib in ROS1+ Advanced NSCLC Patients

Of the 40 evaluable patients with ROS1+ advanced NSCLC who received treatment with repotrectinib, 45% (18/40) remained on treatment as of the July 22, 2019 data cut-off. The primary reason for treatment discontinuation was radiologic or clinical disease progression (18 patients). Two patients discontinued repotrectinib due to an adverse event; one was a DLT of Grade 3 hypoxia and dyspnea at a dose of 160 mg BID and the other was a patient with ROS1+ NSCLC initially treated at 120 mg QD who escalated to 160 mg BID due to disease progression 30 days prior to the event of Grade 5 TEAE respiratory failure reported as related to disease progression and not treatment related. We believe that the duration of treatment for the ROS1+ advanced NSCLC patient population, which is shown in the chart below, is supportive of the overall tolerability of repotrectinib given the duration of treatment for many patients (both those who have not yet progressed, and those who have continued repotrectinib after progression). Eighteen of the 40 (45%) patients remained on treatment, with 11 patients on treatment for more than 18 months (of which eight remained on treatment as of the data cut-off), including three patients on treatment for more than 24 months (of which two remained on treatment as of the data cut-off). Seven of the 11 (64%) TKI-naive patients (range, 8.8+ to 25.7+ months) and eleven of the 29 (38%) TKI-pretreated patients (range, 2.0+ to 23.0+ months)

remained on treatment as of the data cut-off date. Since the July 22, 2019 data cut-off date, a 70 year old ROS1+ NSCLC patient with CNS disease and a past history of vertigo, pulmonary embolism and a cerebrovascular accident who was dosed at 160 mg QD discontinued repotrectinib on Cycle 10 day 8 due to a Grade 3 treatment related adverse event of syncope that resolved after treatment discontinuation.

Interim Safety Results

As of the July 22, 2019 data cut-off, repotrectinib continued to be generally well tolerated. The majority of TEAEs were Grade 1 or Grade 2. The following table shows the most common TEAEs (related and unrelated to treatment) occurring in >10% of patients in the total of 93 treated patients, as well as the infrequent Grade 3 treatment related AEs (TRAEs). The most common TEAE reported was dizziness in 54 patients of whom 43 (80%) reported the event at a maximum of Grade 1. There were no reported cases of Grade 4 TRAEs.

	TEAES			TRAEs
Most common (>10%) (n=93)	All Grades n (%)	Grade 3 n (%)	Grade 4[1] n (%)	Grade 3 n (%)	Grade 4 n (%)
Dizziness	54 (58.1)	3 (3.2)		3 (3.2)	—
Dysgeusia	45 (48.4)
Anemia	28 (30.1)	11 (11.8)		3 (3.2)
Constipation	28 (30.1)
Fatigue	28 (30.1)	2 (2.2)
Dyspnea (shortness of breath)	27 (29.0)	5 (5.4)	1 (1.1)	1 (1.1)
Paresthesia	27 (29.0)
Nausea	21 (22.6)	2 (2.2)
Cough	18 (19.4)
Pyrexia (fever)	17 (18.3)
Headache	15 (16.1)	1 (1.1)
Vomiting	13 (14.0)
Ataxia	12 (12.9)
Myalgia	11 (11.8)
Upper respiratory tract infection	11 (11.8)
Abdominal pain	10 (10.8)
Muscular weakness	10 (10.8)	1 (1.1)
Pain in extremity	10 (10.8)	1 (1.1)

1	Additional Grade 4 TEAEs: cerebrovascular accident, influenza, hyperkalemia, bacterial pneumonia, sepsis (n=1 each), respiratory failure (n=2); none were determined to be related to treatment.
≠	Grade 5 TEAEs: respiratory failure (n=2), pneumonia, sepsis, sudden death (n=1 each); only the case of sudden death was determined to be possibly related to treatment by Sponsor.

There have been four DLT events: Grade 2 dizziness (n=1 at 160 mg BID), Grade 3 dizziness (n=2; 1 at 160 mg BID and 1 at 240 mg QD), and Grade 3 dyspnea and hypoxia (breathing difficulty) (n=1 at 160 mg BID). No cases of dizziness have led to treatment discontinuation. There have been no Grade 3 or Grade 4 ALT or AST elevations (elevated ALT and AST levels indicate liver damage).

Five Grade 5 TEAEs have occurred, with four, respiratory failure (n=2), pneumonia (n=1), and sepsis (n=1), determined to not be related to treatment and occurring during the 28 day-follow up period after treatment discontinuation. The four Grade 5 TEAEs that were determined to not be treatment related include: one patient with ROS1+ NSCLC initially treated at 120 mg QD who escalated to 160 mg BID due to disease progression 30 days prior to the event of Grade 5 TEAE respiratory failure reported as related to disease progression and not treatment related, one patient with NTRK+ angiosarcoma on the right leg with a pre-existing open wound infection on the left leg who was treated at 40 mg QD and developed Grade 5 sepsis and died seven days after stopping repotrectinib; one patient with ROS1+ NSCLC treated at 40 mg QD who developed Grade 5 respiratory failure due to disease progression five days after repotrectinib discontinuation; and one ROS1+ NSCLC patient who had a past medical history of pericardial tamponade prior to study entry and was previously treated with multiple rounds of chemotherapy/immunotherapy and crizotinib, who was initially treated at 160 mg QD and dose escalated to 160 mg BID, who developed worsening pneumonia and died 10 days after discontinuing repotrectinib. The fifth Grade 5 TEAE involved a patient with ALK+ NSCLC and a past medical history of diabetes, obesity and hypertension who was dosed at 240 mg QD of repotrectinib and experienced a Grade 5 event of sudden death on day 10 of cycle 1, which we determined to be possibly related to study treatment.

In addition, the table below outlines the overall dose modifications of repotrectinib for both TEAEs and treatment-related AEs, and includes permanent drug discontinuation, dose reductions, and dose interruptions, due to AEs (related and unrelated to treatment) as well as information on Serious Adverse Events (SAEs) in the 93 total treated patients as of the data cut-off. Overall, there is a very low incidence of dose modifications or serious adverse events that have been reported and classified as related to repotrectinib, which is another indication of its overall tolerability.

(n=93)
Number of Patients with Treatment-Emergent Adverse Events (n (%))
• Leading to Discontinuation of Study Drug	12 (12.9)
• Leading to Dose Reduction	12 (12.9)
• Leading to Drug Interruption	18 (19.4)

Number of Patients with Treatment-Related Adverse Events
• Leading to Discontinuation of Study Drug	3 (3.2)
• Leading to Dose Reduction	11 (11.8)
• Leading to Drug Interruption	5 (5.4)

Number of Patients with Treatment-Emergent Serious Adverse Events	33 (35.5)
Number of Patients with Treatment-Related Serious Adverse Events	3 (3.2)

Preliminary Efficacy Data in Patients with NTRK+ Advanced Solid Tumors Assessed by BICR

Within the Phase 1 portion of TRIDENT-1, the data for the NTRK+ advanced solid tumor patient population is limited, yet among the three evaluable NTRK+, TRK TKI-pretreated patients, a confirmed PR with a duration of response of 9.8 months was observed in one patient who was diagnosed with advanced salivary gland cancer, and was treated with multiple prior TKIs including crizotinib and entrectinib and developed a TRKC G623E solvent front mutation prior to treatment with repotrectinib. The patient remained on repotrectinib treatment for 17.9 months, and then discontinued treatment due to disease progression and subsequently received additional chemotherapy with no response. In January 2019, the patient began receiving repotrectinib again on a compassionate use basis and as of August 2019 was in an unconfirmed PR per RECIST v1.1 and has remained on repotrectinib for 7.2+ months as of August 13, 2019.

The data within the NTRK+ solid tumor patient population that had not received prior TRK TKIs is limited to two evaluable patients: one who had glioblastoma and achieved stable disease as the best response, and since the last data cut-off in March 2019, a TKI naive TRK+ patient with advanced thyroid cancer treated at 160mg QD who achieved a confirmed PR with a duration of 3.8+ months and who remained on treatment for 5.5+ months at the time of the July 22, 2019 data cut-off. One additional patient with angiosarcoma who had a dramatic initial response on skin lesions but was not evaluable for response due to death from sepsis (not related to treatment) within the second cycle.

Preliminary Efficacy Data in ALK+ Patients Assessed by BICR

Of the 22 heavily pretreated evaluable ALK+ patients, six achieved stable disease as their best response and no PRs were observed. Based on the lack of responses at the evaluated dose levels, we will not enroll ALK+ NSCLC patients in the Phase 2 portion of TRIDENT-1.

Repotrectinib Clinical Development Plan

TRIDENT-1 Phase 1/2 Clinical Trial

Repotrectinib is being evaluated in TRIDENT-1, our ongoing Phase 1/2 clinical trial for the treatment of patients with ROS1+ advanced NSCLC and patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. We initiated the clinical trial in February 2017 and it is being conducted at four sites in the United States and three sites in South Korea. A total of 93 patients were enrolled as of the July 22, 2019 data cut-off date. The FDA granted an orphan drug designation in June 2017 for the development of repotrectinib in metastatic NSCLC with adenocarcinoma histology.

Key inclusion criteria for the Phase 2 portion of TRIDENT-1 are the same as those used in the Phase 1 portion, with the exception of: Age ≥12; no ALK+ NSCLC; and confirmation of gene fusion prior to enrollment. The Phase 1 portion of TRIDENT-1, enrolled patients on the basis of laboratory-developed tests by the local sites. However, a prototype companion diagnostic has been developed and validated, and is being used as a clinical trial assay for the Phase 2 portion of the trial. The clinical trial assay will prospectively identify patients harboring a ROS1+, NTRK+ or ALK+ gene fusion and thus determine molecular eligibility prior to enrollment into the Phase 2 portion of TRIDENT-1. We received investigational device exemption from the FDA for our clinical trial assay, in May 2019, which allows its use as an investigational device in the Phase 2 portion of TRIDENT-1 and supports a future PMA application to the FDA.

The Phase 2 portion of TRIDENT-1 is our single-arm clinical trial in approximately 310 total patients to support the registration of repotrectinib in patients with ROS1+ advanced NSCLC and NTRK+ advanced solid tumors. The trial will evaluate repotrectinib as a single agent at the recommended Phase 2 dose and is enrolling patients across six patient expansion cohorts with ROS1+ advanced NSCLC (EXP-1, EXP-2 and EXP-3), ROS1+ or ALK+ advanced solid tumors (non-NSCLC) (EXP-4), and NTRK+ advanced solid tumors (EXP-5 and EXP-6). The trial design for the Phase 2 portion of TRIDENT-1 is illustrated in the following figure.

EXP-1, EXP-4, and EXP-5 will enroll patients who have not been previously treated with a TKI, whereas EXP-2, EXP-3, and EXP-6 will enroll patients who have been previously treated with one or two TKIs. All patients in the Phase 2 portion of TRIDENT-1 will receive repotrectinib orally at a starting dose of 160 mg QD for the first 14 days of treatment, after which the dose may be increased to 160 mg BID based on patient tolerability, for 28 consecutive days in repeated four-week cycles.

The primary objective is to determine the confirmed ORR based on BICR as assessed by RECIST v1.1. Patients will be evaluated by either CT or MRI every two cycles and responses will be confirmed approximately four weeks after initial response determination. A CT or MRI scan will be performed at the end of treatment. Patients are able to continue treatment after documented disease progression, provided the patient is deriving clinical benefit. Patients discontinuing study treatment will enter the survival follow-up period and remain on trial until death, loss of follow-up, or withdrawal of consent, whichever occurs first. The key secondary objectives of the trial include intracranial tumor response and duration of response. In December 2018, we completed an End of Phase 1 Meeting with the FDA during which we received feedback on TRIDENT-1 and guidance on the design of the Phase 2 portion:

•

EXP-1. The current single-arm design could support either accelerated or standard approval. A minimum duration of follow up of at least 12 months from the onset of response for all responding patients would be required to support standard approval.

•	EXP-2 and EXP-3. The current single-arm design could support accelerated approval in the context of available therapy at the time of submission.

•	EXP-4. This will be an exploratory cohort.

•

EXP-5 and EXP-6. The current single-arm design could support approval with a minimum of five distinct tumor types evaluated. A minimum duration of follow up of at least 12 months from the onset of response for all responding patients would be required.

Potential approval by the FDA will be based on the totality of the evidence related to ORR and duration of response, as well as overall risk-benefit assessment.

We are planning an early interim data read-out from initial patients from some of the registrational cohorts within the Phase 2 portion of TRIDENT-1 in the second half of 2020.

Pediatric Strategy

Beyond TRIDENT-1, we plan to conduct a Phase 1/2 single arm, open label, multi-center, dose-escalation, safety, pharmacokinetics and pharmacodynamics clinical trial of repotrectinib in pediatric patients with ROS1+, NTRK+ or ALK+ advanced solid tumors. The Phase 1 portion of this trial will be a dose finding study in patients aged 4 years to 11 years old. The Phase 2 portion is anticipated to enroll patients into likely 3 separate cohorts based on the identified oncogenic driver and prior treatment, (1) NTRK+ TKI-naïve, (2) NTRK+ TKI-pretreated and (3) Other TRK, ALK, ROS genetic alterations not otherwise specified. The final design, including sample size and statistical assumptions, is being finalized. We plan to initiate this trial in the second half of 2019.

To date, repotrectinib has been administered to two pediatric patients under a single patient use program. This first was a six-year-old pediatric patient with a retroperitoneal infantile fibrosarcoma harboring an RBPMS-NTRK3 fusion on a single patient use basis. The patient did not respond to initial treatment with multi-agent chemotherapy. He subsequently received larotrectinib and continued on therapy for 8.5 months but was discontinued due to progressive disease and found to have developed a solvent front mutation (TRKC G623R) on re-biopsy. The patient was subsequently treated with the investigational agent LOXO-195 followed by radiation therapy. However, the patient rapidly experienced disease progression. The patient was then treated with repotrectinib beginning December 24, 2018, achieved disease stabilization until late March 2019, but subsequently progressed and passed away in April 2019. The second patient is a 14-year-old pediatric patient with advanced glioblastoma multiforme previously treated with both larotrectinib and LOXO-195 who began repotrectinib on May 28, 2019 at a dose of 160 mg QD and dose escalated to 160 mg BID. As of July 22, 2019, the patient has an unconfirmed partial response based on RECIST criteria.

Combination Strategy

We are currently evaluating multiple combination regimens for repotrectinib based on preclinical findings, including a potential combination with osimertinib. Osimertinib is the current standard of care for first-line treatment of patients with metastatic NSCLC whose tumors have an EGFR exon 19 deletion or exon 21 L858R mutation, as well as EGFR T790M mutation-positive NSCLC whose disease has progressed on or after EGFR TKI therapy. STAT3, a key member of the intracellular transcription factor STAT family, has been recognized as a key oncogenic factor that drives tumor development and progression. Growing evidence supports STAT3 signaling as a molecular mediator of resistance to anti-EGFR therapy and a potential biomarker for patient response to EGFR targeted treatment regimens. Oncogenic proteins such as SRC and the Janus family kinases (JAK) are able to drive STAT3 activity. Therefore, targeting STAT3 signaling either directly or indirectly via inhibition of SRC and JAK may help to overcome treatment resistance. We believe these factors support the development of repotrectinib, which targets SFKs and JAK, in combination with EGFR targeted agents such as osimertinib. We are working with our key investigators to finalize the design of a combination clinical trial for repotrectinib.

Key Preclinical Data for Repotrectinib

Repotrectinib demonstrated high potency against fusion ROS1 and emerging resistant mutations

ROS1 fusion genes have been identified as oncogenic drivers in many malignancies, especially NSCLC. Crizotinib is the only approved treatment for metastatic ROS1+ NSCLC. The efficacy of crizotinib varies among different types of ROS1 fusion partners in patients with metastatic ROS1+ NSCLC. The most common fusion, CD74-ROS1, is associated with a higher rate of brain metastases and shorter overall survival. Unfortunately, the emergence of drug resistance to crizotinib and other ROS1-targeted investigational TKIs represents a major treatment limitation. The most common solvent front mutation in the ROS1 kinase, G2032R, was reported in 2017 from a single institution in 41% of patients who experienced progressive disease while taking crizotinib. The ROS1 L2026M gatekeeper mutation has also been reported.

The activity of repotrectinib against multiple ROS1 fusions and corresponding resistant mutations was evaluated using our in-house engineered Ba/F3 cell lines, as shown in the table below. Overall, repotrectinib demonstrated a strong inhibition profile, as reflected by low IC50 values, against wild-type and mutant ROS1 fusions when compared to many other ROS1 TKIs. IC50 represents the concentration needed to inhibit 50% of the activity of targeted tumor cells, with lower numbers reflecting higher potency. These data support the belief that repotrectinib can potentially be a best-in-class ROS1 TKI that effectively targets fusion and mutated fusion ROS1 kinases.

	Ba/F3 Cell Proliferation Assay IC50 (nM)
	No Kinase Domain Mutation				ROS1 G2032R				ROS1 L2026M
Inhibitor(1)	CD74- ROS1	SDC4- ROS1	EZR- ROS1	TPM3- ROS1	CD74- ROS1	SDC4- ROS1	EZR- ROS1	TPM3- ROS1	EZR- ROS1	TPM3- ROS1
Repotrectinib	<0.2	0.2	<0.1	<0.1	3.3	3	5	16.3	<0.2	<0.1
Crizotinib	14.6	19.6	19.4	31.1	266.2	4661	660	500.6	95.6	236.2
Lorlatinib	0.2	0.3	0.2	0.3	160.7	352.9	190.5	434.9	1.6	1.9
Entrectinib	10.5	ND	1.5	9.4	1813	ND	2947	1093	13.3	40.7
Ceritinib	42.8	59.8	33.1	105	1391	1883	885.8	543.7	12.6	66.5
Brigatinib	21	38.7	25.8	61	1172	1473	360.6	3000	24.4	41.3
Cabozantinib	0.5	3	0.4	4.5	11.3	169.4	39.5	60.7	3.4	12.6
Ensartinib	39.5	ND	118.6	433.1	371.8	ND	1757	4814	543.3	1463

ND: Not determined

(1)

Other than repotrectinib, data based on evaluation of comparable proxy chemical reagent purchased from commercial sources rather than obtained from the pharmaceutical company developing the kinase inhibitor

In addition, in xenograft tumor model studies, repotrectinib resulted in tumor regression in tumors carrying ROS1 fusion genes with or without a solvent front mutations, as depicted in the following figures.

Antitumor effect of repotrectinib in a patient-derived xenograft model of lung cancer with the CD74-ROS1 fusion gene	Antitumor effect of repotrectinib in a Ba/F3 cell-derived xenograft model with the CD74-ROS1 fusion gene	Antitumor effect of repotrectinib in a Ba/F3 cell-derived xenograft model with the CD74- ROS1 G2032R mutation

Repotrectinib demonstrated high potency against TRK resistant mutations

Oncogenic TRKA/B/C fusions are identified in multiple cancer types in adults and children. While TRK inhibitors have demonstrated significant efficacy in patients with these cancers, acquired resistant mutations can occur. Next-generation TRK inhibitors targeting both wildtype and mutant TRK fusions can address this unmet need. Repotrectinib was designed to potently inhibit wildtype TRKs and overcome resistant mutations. We compared the anti-proliferative activity of first-generation (larotrectinib/entrectinib) and next-generation (LOXO-195) TRK TKIs to repotrectinib in repeat preclinical studies using our in-house engineered Ba/F3 cells expressing wildtype or mutated TRKs, as shown in the table below. In Ba/F3 cells with NTRK fusion genes, repotrectinib was more potent than both larotrectinib and LOXO-195 against wildtype, solvent front mutations, gatekeeper mutations, and the compound mutation TRKA G595R/F589L (the simultaneous presence of two or more mutations in the same TRK kinase can often lead to resistance and is more difficult to treat).

	Ba/F3 Cell Proliferation Assay IC50 (nM)
	LMNA-TRKA					ETV6-TRKB		ETV6-TRKC
TRK Inhibitor(1)	WT	G595R	G667C	F589L	G595R/ F589L	WT	G639R	WT	G623R	G623E	F617I
Repotrectinib	<0.1	0.2	9.2	<0.2	13.7	<0.1	1.7	<0.2	1.0	0.6	<0.2
LOXO-195	4.6	15.1	94.9	26.5	480.8	1.4	20.8	4.0	23.9	36.1	40.9
Larotrectinib	18.9	2817	1863	597	>10000	28.2	2500	41.4	7500	1486	4000
Entrectinib	0.4	711	186.7	<0.2	1774	0.6	1577	0.8	1670	1500	54.9

WT:	Wildtype
(1)

Other than repotrectinib, data based on evaluation of each corresponding proxy chemical compound purchased from commercial sources rather than from the pharmaceutical company commercializing or developing the respective TRK inhibitor

As shown in the figures below, in xenograft tumor models, repotrectinib led to a change in tumor volume in tumors carrying wildtype or mutated TRK fusions and demonstrated greater antitumor activity than entrectinib and LOXO-195 when dosed at the same dose level. The difference in the change in tumor volume obtained with 15 mg/kg BID of repotrectinib versus entrectinib at the same dose level was statistically significant (p = 0.01) in the model carrying the wildtype LMNA-TRKA fusion (upper right figure). The change in tumor volume obtained with 30 mg/kg BID of repotrectinib versus LOXO-195 at the same dose level was also statistically significant in the models carrying mutated LMNA-TRKA fusion with the solvent front mutation TRKA G595R or gatekeeper/solvent front compound mutation TRKA F589L/G595R, as shown below (p=0.03, bottom left figure; and p=0.003, bottom right figure).

Antitumor effect of repotrectinib in a patient-derived xenograft model with the ETV6-NTRK3 fusion gene	Antitumor effect of repotrectinib and entrectinib in an NIH3T3 cell-derived xenograft model with the LMNA-TRKA fusion

Antitumor effect of repotrectinib and LOXO-195 in an NIH3T3 cell-derived xenograft model with the LMNA-TRKA fusion harboring the G595R solvent front mutation	Antitumor effect of repotrectinib and LOXO-195 in an NIH3T3 cell-derived xenograft model with the LMNA-TRKA fusion harboring the F589L/G595R compound mutation

Other than repotrectinib, data based on evaluation of each corresponding proxy chemical compound purchased from commercial sources rather than from the pharmaceutical company developing the respective kinase inhibitor

TPX-0022—A Novel MET/CSF1R/SRC Inhibitor

TPX-0022 is a multi-targeted (see table below) orally bioavailable Type I TKI with a novel three-dimensional macrocyclic structure that is being developed as a MET, CSF1R, and SRC inhibitor. TPX-0022 is currently being evaluated in an ongoing Phase 1 study in 120 patients with advanced solid tumors harboring genetic alterations in MET that was initiated in July 2019. The study is a standard dose-escalation design, starting at 20 mg daily, to determine the maximum tolerated dose, overall safety profile, and preliminary efficacy of TPX-0022. Upon determination of the recommended Phase 2 dose, the study would then evaluate multiple dose expansion cohorts for a targeted enrollment of approximately 120 patients. We are planning an interim data read-out for the Phase 1 study of TPX-0022 in patients with advanced solid tumors and MET alterations in the second half of 2020.

MET is a receptor tyrosine kinase. Hepatocyte growth factor (HGF) is the high-affinity natural ligand of MET. MET alterations, including point mutations, amplifications, fusions, exon 14 skipping, and the generation of HGF-MET autocrine loops have been reported in many cancers. MET amplification has been detected in up to 20% of NSCLC patients with EGFR mutations who acquired resistance to Iressa (gefitinib), Tarceva (erlotinib) or Tagrisso (osimertinib) treatment. In addition, autocrine and paracrine upregulation of HGF can limit the likelihood of response and duration of response achieved with the current investigational MET inhibitors in the clinic.

SRC and STAT3 can act cooperatively as upstream regulators of HGF expression, resulting in establishment of an HGF autocrine/paracrine loop, signal amplification, and an invasive phenotype. SRC inhibition may have the potential to reduce or abolish the upregulation of HGF via the modulation of STAT3 signaling.

Targeting CSF1R (colony stimulating factor 1 receptor) leads to the modulation of tumor associated macrophages (TAMs), which is a promising therapeutic strategy for TPX-0022 as a single agent or in combination with standard of care chemotherapy and immunotherapy in various solid tumors. Macrophages are cells in the immune system that generally detect and destroy diseased cells. TAMs, however, are macrophages that have a tumor-promoting function based on their capacity to secrete growth factors and suppress the immune system. Survival of TAMs is mediated by signaling through CSF1R.

As shown by the low IC50 values in the table below, TPX-0022 can potently inhibit MET, SRC and CSF1R in enzymatic and cell-based assays.

	Enzymatic IC50 (nM)			Cell Proliferation IC50 (nM)
Inhibitor(1)	MET	SRC	CSF1R	MKN45 (MET)	SNU5 (MET)	Ba/ F3 ETV6- CSF1R
TPX-0022	0.14	0.12	0.71	<0.2	<0.2	14
Capmatinib	0.20	ND	ND	<0.2	<0.2	ND
Crizotinib	4.0	ND	ND	10.5	2.8	ND
PLX-3397	ND	ND	ND	ND	ND	581

ND: Not determined

(1)

Other than TPX-0022, data based on evaluation of each corresponding proxy chemical compound purchased from commercial sources rather than from the pharmaceutical company commercializing or developing the respective kinase inhibitor

The kinase selectivity profile of TPX-0022 was evaluated against 157 kinases and the IC50s were determined against the hits from the kinase selectivity screen. The kinases with IC50 values less than 10 nM are listed below.

Enzyme	IC50 (nM)
TRKB	0.085
TRKC	0.13
TRKA	2.56
LCK	2.87
RAF1	2.87
ABL2/AGR	3.75
LYN	7.56
YES/YES1	9.81

In the cancer cell line- and patient-derived xenograft tumor models from gastric (MKN45 model), lung (LU2503 model) and liver (LI0612 model) cancers harboring MET amplification or MET exon 14 skipping mutations, TPX-0022 demonstrated antitumor activity and inhibition of MET phosphorylation in treated mice, as illustrated in the figures below.

Antitumor effect of TPX-0022 in the LI0612 patient-derived xenograft tumor model of hepatocellular carcinoma with MET gene amplification	Antitumor effect of TPX-0022 in the MKN45 cell-derived xenograft tumor model of gastric cancer with MET gene amplification

Antitumor effect of TPX-0022 in the LU2503 patient-derived xenograft tumor model of lung cancer with MET gene amplification and Exon 14 deletion	Inhibition of MET phosphorylation by TPX-0022 in the MKN45 cell-derived xenograft tumor model of gastric cancer with MET gene amplification

Increased levels of circulating CSF1 have been detected in many different human cancers and during treatment with a CSF1R inhibitor. Currently, there are multiple investigational small molecule CSF1R inhibitors, most of which are Type II TKIs that stabilize the kinase in the inactive conformation. PLX-3397, the most advanced CSF1R inhibitor in development, is one such Type II TKI. We observed in preclinical studies that increased levels of CSF1 reduced the potency of PLX-3397, which we believe may be due to a relative reduction of the presence of an inactive conformation of CSF1R. However, TPX-0022, a Type I TKI, continued to show potency in the presence of CSF1, as shown in the table below, which we believe may result in better antitumor activity.

		Cell Proliferation IC50 (nM)
Inhibitor	CSF1 (ng/mL)	0	0.3	1.0(1)	3.0	10.0	30.0	100
TPX-0022		0.3	3	11.6	78.2	84.1	180.8	174.5
PLX-3397(2)		<0.1	2	146.4	212.5	379.7	594.7	702.3

(1)	A 1 ng/mL concentration mimics typical conditions in advanced tumors
(2)	Data based on evaluation of corresponding proxy chemical compound purchased from a commercial source rather than from the pharmaceutical company commercializing or developing the inhibitor

As shown in the figure below, in preclinical MC38 syngeneic tumors in C57BL/6 mice, we have demonstrated potent CSF1R inhibitory activity of TPX-0022, which modulates TAMs and promotes a pro-inflammatory anti-tumor microenvironment.

TPX-0046—A Novel RET/SRC Inhibitor

TPX-0046 is a multi-targeted (see table below) orally bioavailable, Type I TKI with a novel three-dimensional macrocyclic structure that is being developed as a RET and SRC kinase inhibitor. We have submitted an IND for TPX-0046, and subject to clearance of the IND, plan to initiate a Phase 1 clinical trial of TPX-0046 for the treatment of advanced solid tumors with abnormal RET genes in the second half of 2019.

RET is a receptor tyrosine kinase (RTK). Constitutive activation of RET through gain-of-function mutations, amplifications and fusions have been found in multiple tumor types, including lung cancer, thyroid cancer and colon cancer. To date, two investigational RET inhibitors, BLU-667 and LOXO-292, have shown efficacy in patients with RET fusion positive NSCLC and thyroid cancer (medullary and papillary). In addition, multi-targeted TKIs that inhibit RET have been approved by the FDA in thyroid cancer. Due to its novel macrocyclic structure, we believe TPX-0046 has the ability to demonstrate clinical activity in both treatment-naïve patients and in patients that develop solvent front mutations. In addition, TPX-0046 has minimal activity against VEGFR kinases, the inhibition of which is often associated with cardiovascular toxicities such as hypertension.

The inhibition of the SRC kinase has the potential to reduce the recruitment of multiple receptor tyrosine kinases involved in bypass resistance and therefore increase the therapeutic effect seen with RET inhibitors. In addition, SRC family kinases (SFKs) regulate MTC cellular proliferation in vitro and mediate growth signals by increasing DNA synthesis and decreasing apoptosis (programmed cell death). Therefore, a dual inhibitor of RET and SRC represents a novel therapeutic strategy to target abnormal RET signaling in cancers.

The broad spectrum of inhibition by TPX-0046 against wildtype and mutated RETs in enzyme-based assays compared with proxy chemical compounds for BLU-667 and LOXO-292 in the same testing panel are summarized in the table below. Overall, TPX-0046 showed comparable or stronger potency against wildtype RET and many mutated RETs, except gatekeeper mutations V804M, V804L, and V804E.

RET Enzyme	TPX-0046 IC50 (nM)	BLU-667[a] IC50 (nM	LOXO-292[a] IC50 (nM)	RET Enzyme	TPX-0046 IC50 (nM)	BLU-667[a] IC50 (nM	LOXO -292[a] IC50 (nM)
RET-NCOA4	0.7	1.5	1.6	RET (G691S)	1.8	2.5	3.1
RET-CCDC6	0.5	0.8	0.9	RET (S904A)	0.9	1.2	1.6
RET-PRKAR1A	0.4	0.8	0.9	RET (L790F)	0.4	0.5	0.4
RET	1.0	1.7	1.9	RET (M918T)	0.3	0.5	0.4
RET (V778I)	0.1	0.3	0.4	RET (Y806H)	2.6	3.7	3.5
RET (Y791F)	0.4	0.8	0.8	RET (R813Q)	1.7	2.5	2.6
RET (S891A)	0.2	0.6	0.8	RET (A883F)	1.2	1.1	1.2
RET (R749T)	0.8	1.0	1.1	RET (V804M)(1)	8.1	2.8	4.6
RET (S904F)	0.5	0.6	0.7	RET (V804L)(1)	6.2	0.8	0.9
RET (E762Q)	1.0	1.6	1.8	RET (V804E)(1)	>1000	8.4	15.1

(1)	Gatekeeper mutation
[a]

Data for BLU-667 and LOXO-292 based on evaluation of each corresponding proxy chemical compound purchased from commercial sources rather than from the pharmaceutical companies developing the respective kinase inhibitor

The kinase selectivity profile of TPX-0046 was initially evaluated against 157 kinases and later evaluated against 374 kinases. The IC50s values presented below were determined against the hits from both kinase selectivity screens. The kinases with IC50 values less than 10 nM determined as an average of separate studies, are summarized in the table below.

Enzyme	IC50 (nM)
PEAK1	0.4
c-Src	0.98
ABL2/ARG	1.4
TXK	1.69
TRKC	1.76
FYN	1.94
FGFR2	1.96
LYN	2.03
MUSK	2.4
YES/YES1	2.64
HCK	2.71
FGR	3.1
FLT3	3.2
BMX/ETK	3.31
TRKB	3.35
DDR1	4.3
LCK	4.4
BTK	4.65
TIE2/TEK	5.6
JAK2	7.67
TRKA	7.77
FGFR1	9.75

In addition, the activity against other selected RTKs are summarized below which indicate TPX-0046 has minimal activity against VEGFR1/2/3.

Enzyme	IC50 (nM)
c-Kit	>1000
c-MET	>1000
EGFR	>1000
FLT1/VEGFR1	>1000
KDR/VEGFR2	>1000
FLT4/VEGFR3	513.30
IGF1R	>1000
PDGFRa	>1000
PDGFRb	>1000

TPX-0046 has also been evaluated in our in-house engineered Ba/F3 cell lines, as well as in commercially available TT and LC2/ad cell lines. In these cell-based assays, the approved RET inhibitor cabozantinib was used as a comparator. TPX-0046 potently inhibited the growth of Ba/F3 cells with the KIF5B-RET fusion gene, TT cells with the C634W mutation and LC2/ad cells with the CCDC6-RET fusion gene, as summarized in the table below. TPX-0046 also potently inhibited the proliferation of our in-house engineered Ba/F3 cells with the mutated KIF5B-RET fusion gene harboring the solvent front mutation RET G810R, but had less activity against the mutated KIF5B-RET fusion gene harboring the gatekeeper mutation RET V804M. Limited data is available regarding resistance mutations to investigational RET inhibitors, such as BLU-667 and LOXO-292. Although the RET G810R solvent front mutation has not yet been observed in the clinic, solvent front resistance (G810A) has been demonstrated and reported in 2016 in cell lines cultured with the RET inhibitor vandetanib. Currently there are no FDA-approved RET TKIs that can address resistance that may arise after these or other RET targeted agents.

	Cell Proliferation IC50 (nM)
Inhibitor	Ba/F3 KIF5B-RET WT	Ba/F3 KIF5B-RET G810R (Solvent front mutation)	TT(1) (RET C634W)	LC2/ad(2) (CCDC6-RET)	Ba/F3 KIF5B-RET V804M (Gatekeeper mutation)
TPX-0046	1.2	15.3	0.9	1	444
Cabozantinib(3)	142	1344	399	500	3400

(1)	TT is a stable cancer cell line derived from a human medullary thyroid carcinoma with a C634W mutation
(2)	LC2/ad is a stable cancer cell line derived from a human lung adenocarcinoma with the CCDC6-RET fusion gene
(3)	Data based on evaluation of corresponding proxy chemical compound purchased from a commercial source rather than from the pharmaceutical company commercializing or developing the kinase inhibitor

We have evaluated in a separate experiment the antiproliferation activities of TPX-0046 and proxy chemical compounds for LOXO-292 and BLU-667 in Ba/F3 cells expressing KIF5B-RET, KIF5B-RET V804M, KIF5B-RET Y806N, KIF5B-RET G810S or KIF5B-RET G810R. The results against the same cell lines by TPX-0046 may vary slightly among different experiments within acceptable experimental variations. Consistent with the RET enzymatic data, TPX-0046 generally showed comparable or stronger potency as compared to the proxy chemical compounds for BLU-667 and LOXO-292 in the Ba/F3 KIF5B-RET cell proliferation assay against wildtype RET and many mutated RETs, and less potency against the gatekeeper mutation RET V804M. A recent published preclinical study found the RET Y806N hinge mutation as a common resistance mutation to cabozantinib, lenvatinib and vandetanib. All three molecules (TPX-0046, as well as proxy compounds for LOXO-292 and BLU-667) showed potency against RET Y806N. As it relates to solvent front mutations and specifically G810A, G810S or G810R, we believe the ability of RET inhibitors to overcome these mutations will vary based on the size of the RET inhibitor’s structural motif at the solvent front area and its interference with the amino acid residues with the solvent front. Therefore, we predict that G810R, having the largest mutation as arginine (R), will be the most difficult to treat. TPX-0046 is shown to be the most potent compound in Ba/F3 KIF5B-RET G810R/S cell proliferation assays, whereas proxy chemical compounds for BLU-667 and LOXO-292 are shown to have minimal activity against the solvent front mutation RET G810R. The results are summarized below.

	Cell Proliferation IC50 (nM)
Inhibitor	Ba/F3 KIF5B-RET WT	Ba/F3 KIF5B-RET G810R (Solvent front mutation)	Ba/F3 KIF5B-RET G810S (Solvent front mutation)	Ba/F3 KIF5B-RET Y806N (Hinge mutation)	Ba/F3 KIF5B-RET V804M (Gatekeeper mutation)
TPX-0046	0.4	16.9	0.4	13.2	533
LOXO-292	0.2	568	62.8	13.5	23.4
BLU-667	0.7	749	4.9	22.1	1.1

Data for BLU-667 and LOXO-292 based on evaluation of each corresponding proxy chemical compound purchased from commercial sources rather than from the pharmaceutical companies developing the respective kinase inhibitor

As demonstrated by both the enzyme-based and the cell-based assay data above, TPX-0046 has shown strong potency against wildtype and many mutated RETs, although TPX-0046 is not as potent against RET gatekeeper mutations when compared to wildtype and the solvent front mutation G810R.

In addition, TPX-0046 has shown dose-dependent inhibition of tumor growth in cancer cell- and patient-derived tumor models, as shown in the figures below.

Antitumor effect of TPX-0046 in the CR1520 patient-derived xenograft model of colorectal cancer with the NCOA4-RET fusion gene	Antitumor effect of TPX-0046 in a Ba/F3 cell-derived xenograft tumor model with the KIF5B-RET fusion harboring the G810R mutation

Antitumor effect of TPX-0046 in a TT cell-derived xenograft tumor model of medullary thyroid carcinoma with the RET C634W mutation	Antitumor effect in a Ba/F3 cell-derived xenograft tumor model of lung cancer with the KIF5B-RET fusion gene

To further support the activity of TPX-0046 against the solvent front mutation G810R, we evaluated TPX-0046 and the proxy chemical compounds LOXO-292 and BLU-667 in a Ba/F3

KIF5B-RET G810R cell-derived tumor model. Consistent with the in vitro cellular and enzymatic data, TPX-0046 has strong activity against the G810R mutation with complete tumor regression in 9 out of 10 mice when dosed at 10 mg/kg twice a day while BLU-667 and LOXO-292 had minimal tumor growth inhibition at the same dose level by percent of tumor growth inhibition.

We have submitted an IND for TPX-0046, and subject to clearance of the IND, we expect that our planned Phase 1 clinical trial of TPX-0046 for the treatment of advanced solid tumors with abnormal RET genes will evaluate both RET TKI-pretreated and TKI-naïve patient populations.

Next-Generation ALK Inhibitor

Clinically significant ALK gene fusions have been found in a number of human cancers, especially in NSCLC. Currently, there are five FDA approved ALK inhibitors available for the treatment of ALK+ NSCLC. Sequential therapy with a next-generation selective ALK inhibitor with increased potency and effectiveness against common solvent front mutations is a key strategy for further development. ALK G1202R confers resistance to crizotinib and is also the most frequently occurring resistant mutation (approximately 50%) in patients treated with ceritinib, alectinib and brigatinib. In addition, compound mutations have been reported in patients after treatment with two or three ALK TKIs. One such example is the compound mutation ALK G1202R/L1196M, which confers resistance to currently approved therapies, including lorlatinib. Lorlatinib is the only approved ALK inhibitor that has demonstrated clinical efficacy in ALK+ NSCLC patients who developed the ALK G1202R mutation from a prior ALK TKI.

We have generated a series of next-generation ALK inhibitors with novel three-dimensional macrocyclic structures and potent inhibition of wildtype and a large variety of mutated ALKs, including the solvent front mutation, ALK G1202R, and the solvent front/gatekeeper compound mutation, ALK G1202R/L1196M. We are currently in the late stages of selecting a candidate from our identified series of next-generation ALK inhibitors. We plan to select an ALK inhibitor candidate for IND-enabling studies in 2019.

Commercial Operations

For repotrectinib, we intend to establish our own commercial and marketing organization in the United States and to selectively establish partnerships in markets outside the United States. We intend to build a specialist sales force to target physicians who are high prescribers of treatments for solid tumors. We expect that the sales force will be supported by sales management, internal sales support, an internal marketing group and distribution support. Additionally, we expect that the sales and marketing teams will manage relationships with key accounts such as managed care organizations, group purchasing organizations, hospital systems, physician group networks, and government accounts. To develop the appropriate commercial infrastructure, we expect to invest significant amounts of financial and management resources, some of which will be committed prior to approval of repotrectinib, which we may never obtain.

For our other drug candidates, we intend to retain commercialization rights in the United States and leverage our commercial and marketing organization for repotrectinib, assuming we obtain regulatory approval in the United States. For certain drug candidates, we will consider entering into relationships with strategic partners that enable the expansion of the ongoing clinical development, while retaining significant value for our shareholders. These pharmaceutical company partnerships could focus on specific patient populations and their caregivers, on regional development, or on distribution and sales.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture of any drugs that we may commercialize. To date, we have obtained active pharmaceutical ingredients and clinical drug supply for repotrectinib for our preclinical and ongoing and planned Phase 1 and Phase 2 testing from third-party manufacturers. We obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply for active pharmaceutical ingredients (APIs) and drug product. For all of our drug candidates, we intend to identify and qualify additional manufacturers to provide the APIs and drug product prior to submission of a new drug application to the FDA or other marketing authorization applications to other regulatory authorities.

All our drug candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes that are amenable to scale-up and do not require specialized equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. We compete in the segments of the pharmaceutical, biotechnology and other related markets that address inhibition of kinases in cancer. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. Specifically, we expect that repotrectinib will compete against approved drugs, including: crizotinib, which is marketed by Pfizer Inc. under the name Xalkori, for the treatment of metastatic ROS1+ and ALK+ NSCLC; lorlatinib, which is marketed by Pfizer Inc. under the name Lorbrena for the treatment of ALK+ NSCLC; ceritinib, which is marketed by Novartis Pharmaceuticals Corporation under the name Zykadia for the treatment of ALK+ NSCLC; larotrectinib, which is marketed by Loxo Oncology Inc. and Bayer AG under the trade name Vitrakvi, for the treatment of TRK+ solid tumors, and entrectinib, which is marketed by F. Hoffman La Roche AG under the name Rozlytrek, which was recently approved by the FDA for the treatment of ROS1+ NSCLC and TRK+ solid tumors. We also expect that repotrectinib will compete against other compounds which are currently in late-stage clinical development, including TKIs in Phase 2, or later, clinical development for the treatment of ROS1+ NSCLC at companies including Pfizer Inc. (lorlatinib), Betta Pharmaceuticals Co., Ltd. (ensartinib) and Exelixis, Inc. (cabozantinib) and TKIs in Phase 2, or later, clinical development for the treatment of TRK+ solid tumors at companies including Loxo Oncology Inc. (LOXO-195) and Exelixis, Inc. (cabozantinib).

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than repotrectinib or any other drugs that we may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing, obtaining and maintaining patent protection intended to cover the composition of matter of our drug candidates, including repotrectinib, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for our drug candidates and other commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property, in particular, our patent rights, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable intellectual property and proprietary rights of third parties.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. As a result, we cannot guarantee that any of our drug candidates will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented or invalidated by third parties. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

As of August 1, 2019, we owned two issued patents in the U.S. directed to repotrectinib and structurally related compounds, one of which is also directed towards TPX-0022 and structurally related compounds, as well as issued patents in Eurasia, Europe, Japan and Colombia with composition of matter claims directed to repotrectinib, TPX-0022 and structurally related compounds. We also have one issued patent in China covering the composition of matter of repotrectinib, certain structurally related compounds, and their use in the treatment of certain diseases, including cancer. These issued patents are expected to expire in January 2035, without taking into account any possible patent term extension, where applicable. As of August 1, 2019, we also had approximately 88 pending patent applications directed to repotrectinib and its use in the North America, Europe, Asia and other global regions which, if issued, are expected to expire at dates ranging between January 2035 and January 2038, without taking potential patent term extensions into account. As of August 1, 2019, we also had 44 pending patent applications directed to TPX-0022 and its use in North America, South America, Europe, Asia, and other global regions which, if issued, are expected to expire at dates ranging between January 2035 and July 2038, without taking potential patent term extensions into account.

With regard to our preclinical drug candidates, we do not currently have any issued patents, but we intend to pursue patent protection for these candidates relating to their composition of matter, their methods of use and related technologies that we consider important to our business.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to an approved drug is eligible for extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering repotrectinib and TPX-0022, and patents for TPX-0046 and novel ALK inhibitors, if issued, may or will be entitled to patent term extensions. If our drug candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved drug candidates. We also intend to seek patent term extensions in any jurisdictions where they are available; however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including certain aspect of our manufacturing processes. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our confidential information, as well as entering into non-disclosure and confidentiality agreements with our employees, consultants, independent contractors, advisors, contract manufacturers, CROs, hospitals, independent treatment centers, suppliers, collaborators and other third parties, such parties may breach such agreements and disclose our proprietary information including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property please see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture,

quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of drug products such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

The process required by the FDA before drug product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product candidate for its intended purpose;

•	preparation of and submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

A registrational trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the drug. Generally, registrational trials are Phase 3 trials but may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the NDA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. The NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. A determination by the FDA within 60 days of the receipt of an NDA to file the application for review for its completeness is initiated at the time of submission. If the FDA determines there is significance to the missing or incomplete information in the context of the proposed drug product, the proposed indication(s), and the amount of time needed to address any given deficiency, it can issue a refusal-to-file letter. The submission of an NDA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Once an NDA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the NDA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once an NDA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics and drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

FDA Regulation of Companion Diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If an in vitro diagnostic is essential to the safe and effective use of the therapeutic product, then the FDA generally will require approval or clearance of the diagnostic at the same time that the FDA approves the therapeutic product. According to FDA guidance, a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational trial, if the trial meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the trial plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

Pursuing FDA approval of an in vitro companion diagnostic would require either a pre-market notification, also called 510(k) clearance, or a pre-market approval, or PMA, for that diagnostic. The review of companion diagnostics involves coordination of review with the FDA’s Center for Devices and Radiological Health.

The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA, can take several years or longer. The applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness, including information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent, limited to the approved indication (or any additional indications approved during the period of extension), as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for one of our currently owned patents, and if eligible for such restoration, to add patent term beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Marketing exclusivity provisions under the United States Federal Food, Drug, and Cosmetic Act (FDCA) can also delay the submission or the approval of certain marketing applications for competing products. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described below, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Drug Development

In Europe, our future drugs may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in Europe are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the European Union countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

In 2014, a new Clinical Trials Regulation 536/2014, replacing the current Directive, was adopted. The new Regulation will become directly applicable in all EU Member States (without national implementation) once the EU Portal and Database are fully functional. It is expected that the Regulation will apply in 2019. The new Regulation seeks to simplify and streamline the approval of clinical trials in the European Union. For example, the sponsor shall submit a single application for approval of a clinical trial via the EU Portal. As part of the application process, the sponsor shall propose a reporting Member State, who will coordinate the validation and evaluation of the application. The reporting Member State shall consult and coordinate with the other concerned Member States. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all concerned Member States. However, a concerned Member State can in limited circumstances declare an “opt-out” from an approval. In such a case, the clinical trial cannot be conducted in that Member State. The Regulation also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

European Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs, and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA, or for drugs that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the drug has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the drug is subsequently granted a national MA in all the Member States (i.e. in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety and efficacy.

European Chemical Entity Exclusivity

In Europe, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union General Data Protection Regulation

In addition to EU regulations related to the approval and commercialization of our products, we may be subject to the EU’s General Data Protection Regulation (GDPR). The GDPR went into effect on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR includes restrictions on cross-border data transfer. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

Sales of our drugs will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare determinations.

We plan to develop, either by ourselves or with collaborators, in vitro companion diagnostic tests for our drug candidates for certain indications. We, or our collaborators, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal drugs for which their national health insurance systems provide reimbursement and to control the prices of medicinal drugs for human use. A member state may approve a specific price for the medicinal drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal drug on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical drugs will allow favorable reimbursement and pricing arrangements for any of our drugs. Historically, drugs launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities and affect a biopharmaceutical company’s ability to profitably sell any approved drugs.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. However, any negotiated prices for our drugs covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental third-party payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the U.S. Department of Health and Human Services (HHS), the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private third-party payors, it is not clear what effect, if any, the research will have on the sales of our drug candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of our drug candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA) enacted in March 2010, has had a significant impact on the healthcare industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges as well as recent efforts by the current U.S. President’s administration to repeal or replace certain aspects of the ACA. Since January 2017, the current U.S. President has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (Texas District Court Judge), ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the current U.S. President’s administration and the Centers for Medicare & Medicaid Services (CMS), have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the then-U.S. President signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the current U.S. President’s administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General, proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although some of these, and other proposed measures may require additional authorization to become effective, Congress and the current U.S. President’s administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the Right to Try Act) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Other Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we may market our drug candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Additionally, the federal civil and criminal false claims laws, including the False Claims Act, and civil monetary penalties law, prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created additional federal civil and criminal penalties for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, through the Physician Payments Sunshine Act, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Drug manufacturers are required to submit annual reports to the government and these reports are posted on a website maintained by CMS. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

We may also be subject to data privacy and security requirements that may impact the way in which we conduct research and operate our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, as well as individuals and entities that provide services on behalf of a covered entity that involve individually identifiable health information, known as business associates. In addition, we may be directly subject to certain state laws concerning privacy and data security. For example, California recently enacted the California Consumer Privacy Act (CPPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA goes into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Existing state laws governing the privacy and security of personally identifiable information, and, in some states, health information, impose differing requirements, thus complicating our compliance efforts.

Employees

As of August 1, 2019, we had 79 full-time employees, 32 of whom hold Ph.D., Pharm.D. or M.D. degrees. Of these employees, 20 were engaged in research and development activities and 12 were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

We lease our headquarters located at 10628 Science Center Drive, Suite 200, San Diego, California 92121 pursuant to a lease agreement that expires on June 30, 2023. The lease covers 33,864 rentable square feet of office and laboratory space that is used for our design research, preclinical research, clinical research, regulatory, business development and administrative functions. We believe that our existing facility is adequate for our current needs. When our lease expires, we may exercise our renewal option or look for additional or alternate space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in various claims and legal proceedings. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information about our executive officers and directors.

Name	Age	Position(s)
Executive Officers
Athena Countouriotis, M.D.	47	President, Chief Executive Officer and Director
Yi Larson	39	Executive Vice President and Chief Financial Officer
Jingrong Jean Cui, Ph.D.	56	Chief Scientific Officer and Director
Brian Baker, M.S., C.P.A.	52	Vice President of Finance and Administration
Annette North	53	Executive Vice President, General Counsel and Secretary

Non-Executive Directors
Jacob M. Chacko, M.D., M.B.A.(1)(2)	41	Director
Carol Gallagher, Pharm.D.(3)	55	Director
Simeon George, M.D., M.B.A.(1)(3)	42	Director
Carl Gordon, Ph.D., CFA(2)	54	Director
Sheila Gujrathi, M.D.	48	Chair of Board
Patrick Machado, J.D.(1)(2)	55	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Athena Countouriotis, M.D. joined us in May 2018 as Executive Vice President and Chief Medical Officer and was promoted to Chief Executive Officer and joined our board of directors in September 2018 and was appointed President in April 2019. Prior to joining us, Dr. Countouriotis was a Senior Vice President and Chief Medical Officer for Adverum Biotechnologies, Inc. from June 2017 to May 2018, and before that served as Senior Vice President, Chief Medical Officer of Halozyme Therapeutics, Inc. from January 2015 to May 2017. Dr. Countouriotis also served as Chief Medical Officer of Ambit Biosciences Corporation, where she helped lead the initial public offering and was responsible for the clinical development of Vanflyta from February 2012 until Ambit’s acquisition by Daiichi Sankyo Company, in November 2014. Earlier in her career, Dr. Countouriotis led various clinical development organizations within Pfizer Inc. and Bristol-Myers Squibb Company for oncology therapeutics, including Sutent, Mylotarg, Bosulif and Sprycel. Dr. Countouriotis serves on the board of directors of Trovagene, Inc., an oncology therapeutics company, and Iovance Biotherapeutics, Inc., a biopharmaceutical company. Dr. Countouriotis earned a Bachelor of Science degree from the University of California, Los Angeles, and an M.D. from Tufts University School of Medicine. She received her initial training in pediatrics at the University of California, Los Angeles, and additional training at the Fred Hutchinson Cancer Research Center in the Pediatric Hematology/Oncology Program. Our board of directors believes Dr. Countouriotis’ broad oncology biotech leadership experience, guiding multiple development programs to approval, as well as her experience with large and small molecule therapeutics in hematologic and solid tumor indications, with multiple regulatory approvals in the U.S. and Europe, provide her with the qualifications and skills to serve on our board of directors.

Yi Larson has served as our Executive Vice President and Chief Financial Officer since August 2019. Ms. Larson previously worked at Goldman Sachs & Co. LLC where she has held various roles since 2007, most recently as Managing Director of HealthCare Investment Banking since January 2018. During her tenure at Goldman Sachs & Co. LLC, Ms. Larson worked with a variety of biotechnology company boards of directors and management teams on a range of strategic financial matters, including capital and financing strategy, public stock offerings and other financings, and buy- and sell-side transactions. Ms. Larson graduated from The Wharton School at the University of Pennsylvania with a master’s degree in Business Administration concentrated in Finance. She also earned a master’s degree in Electrical Engineering and Computer Science and a bachelor’s degree in Electrical Engineering, both from the Massachusetts Institute of Technology.

Jingrong Jean Cui, Ph.D. is a co-founder of Turning Point Therapeutics, and has served as our Chief Scientific Officer and a member of our board of directors since October 2013. Dr. Cui served as our President from April 2018 until January 2019. From September 2018 to April 2019, Dr. Cui served as Chair of our board of directors. From 2003 until 2013, Dr. Cui was Senior Principal Scientist and then Associate Research Fellow at Pfizer. From 1999 until 2003, Dr. Cui served as Project Leader and Group Leader at SUGEN, Inc., a Pharmacia Corporation. From 1997 until 1999, Dr. Cui was a research scientist at Corvas International, Inc. From 1995 until 1997, Dr. Cui was a research scientist at Glycomed, Inc. From 1994 until 1995, Dr. Cui was a postdoctoral fellow at Lawrence Berkeley National Laboratory and the University of California Berkeley. Dr. Cui received her Ph.D. from The Ohio State University, and her M.S. and B.S. from the University of Science and Technology of China. Our board of directors believes Dr. Cui’s experience as a renowned oncology drug designer and experience in drug discovery and project management at biotech companies qualifies her to serve on our board of directors.

Brian Baker, M.S., C.P.A. has served as our Vice President of Finance and Administration since July 2017. Previously, Mr. Baker served as the Vice President, Finance at Cleave Biosciences, Inc. from February 2013 until July 2017. From 2011 through 2013, Mr. Baker worked as an independent finance consultant to multiple companies in the life science industry. From 2006 through 2010, Mr. Baker held positions of increasing responsibility, including Vice President Finance and Principal Accounting Officer, with Phenomix Corporation. From 2000 through 2006, Mr. Baker held positions of increasing responsibility with Cengent Therapeutics, Inc. (previously Structural Bioinformatics, Inc.). Mr. Baker began his accounting career with PricewaterhouseCoopers (previously Price Waterhouse) from 1996 through 2000. Mr. Baker received a B.S. in Business Administration—Accounting and an M.S. in Business Administration—Information Systems from San Diego State University. Mr. Baker maintains an active certified public accounting license in the state of California.

Annette North has served as our Executive Vice President, General Counsel and Secretary since April 2019. Previously, Ms. North served as Senior Vice President, General Counsel of Kura Oncology, Inc., a publicly held clinical-stage biopharmaceutical company, from January 2015 to April 2019, and as General Counsel and Secretary of Wellspring Biosciences, Inc. and its parent company, Araxes Pharma LLC. Ms. North served as Senior Vice President and General Counsel of Ambit Biosciences Corporation, a publicly held biopharmaceutical company, from June 2013 to January 2015, during which time Ambit completed its initial public offering and was acquired by Daiichi Sankyo Company Limited. From January 2009 to December 2014, Ms. North was an independent legal consultant to a number of life sciences companies. From 2000 to 2008, Ms. North served as General Counsel and held a number of other positions at SGX Pharmaceuticals, Inc., a publicly held biopharmaceutical company which was acquired by Eli Lilly and Company in 2008. Earlier in her career, Ms. North served as Senior Director of Operations and Legal at Axys Pharmaceuticals, Inc., a biopharmaceutical company, and Director of Legal Affairs at Sequana Therapeutics, Inc., a biopharmaceutical company. Ms. North received both her Bachelor of Commerce and her Bachelor of Laws from the University of Melbourne, Australia.

Non-Executive Directors

Jacob M. Chacko, M.D., M.B.A. has served on our board of directors since November 2018. Since May 2018, Dr. Chacko has served as the Chief Executive Officer of ORIC Pharmaceuticals, Inc., a clinical-stage oncology company focused on discovery and development of novel therapies against treatment-resistant cancers. Prior to ORIC, Dr. Chacko served as Chief Financial Officer of Ignyta, Inc., a publicly traded precision oncology company, from April 2014 until February 2018 when Ignyta was acquired by Roche Holdings, Inc. Prior to Ignyta, Dr. Chacko was Vice President at TPG Capital from August 2008 until May 2014. From 2002 until 2003, Dr. Chacko was a consultant serving healthcare clients at McKinsey & Company. Dr. Chacko served on the board of directors of RentPath Inc., a digital media company, from 2011 until 2014, Envision Pharmaceutical Services, LLC from 2013 until 2014, Bonti, Inc., a biotechnology company, from February 2018 until October 2018 and the Packard Children’s Health Alliance at the Lucile Packard Children’s Hospital Stanford from 2013 until June 2017. Dr. Chacko currently serves on the board of directors of 4D Molecular Therapeutics, a biotechnology company, and chairs the Western Regional Selection Committee for the Marshall Scholarship. Dr. Chacko concurrently received his M.D. from the University of California, Los Angeles and his M.B.A. from Harvard Business School. Dr. Chacko received a M.Sc. from Oxford University as a Marshall Scholar. Our board of directors believes that Dr. Chacko’s experience in management in the biopharmaceutical and venture capital industries and his medical background provide him with the qualifications and skills to serve on our board of directors.

Carol Gallagher, Pharm.D. has served on our board of directors since July 2019. She is currently the independent lead director at Atara Bio and Chairman of Millendo Therapeutics. Since 2014, Dr. Gallagher has served as a partner with New Enterprise Associates, a venture capital firm. She also currently serves as a director on several private, healthcare company boards. From 2011 until 2018, she was a director at AnaptysBio. She also served as a director of several private boards prior to joining New Enterprise Associates. Dr. Gallagher served as a venture partner with Frazier Healthcare from October 2013 to July 2014. Dr. Gallagher served as President and CEO of Calistoga Pharmaceuticals from September, 2008 until April, 2011 when the company was acquired by Gilead Sciences. From 2007 to 2008, Dr. Gallagher served as president and CEO of Metastatix, Inc, a biopharmaceutical company. Prior to that time, starting in 1989, she served in various roles at pharmaceutical companies Eli Lilly, Amgen, Agouron Pharmaceuticals, Pfizer, Biogen Idec, CancerVax and Anadys Pharmaceuticals. She studied chemistry at Vanderbilt University and attained her B.S. and Doctor of Pharmacy degrees from the University of Kentucky. Our board of directors believes that Dr. Gallagher’s extensive experience and her service as a director of other biopharmaceutical companies qualifies her to serve on our board of directors.

Simeon J. George, M.D., M.B.A. has served on our board of directors since May 2017. Dr. George joined S.R. One in 2007 and currently serves as the Chief Executive Officer of S.R. One. Prior to joining S.R. One, Dr. George was a consultant at Bain & Company and an investment banker at Goldman Sachs and Merrill Lynch. In addition to our board of directors, Dr. George is currently a director of Crispr Therapeutics (CRSP), Principia Biopharma (PRNB), eFFECTOR Therapeutics, Progyny, and Birdrock. Dr. George was previously a director of Genocea (GNCA), HTG Molecular (HTGM) and Semprus Biosciences (acquired by Teleflex). Dr. George received his B.A. in neuroscience from the Johns Hopkins University, where he graduated Phi Beta Kappa. Dr. George received an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. in Neuroscience from Johns Hopkins University. Our board of directors believes that Dr. George’s experience in the biopharmaceutical industry, as well as his experience serving on the board of directors of multiple companies in the biopharmaceutical industry, qualifies him to serve on our board of directors.

Carl Gordon, Ph.D., CFA has served on our board of directors since May 2017. Dr. Gordon is currently a member of OrbiMed Advisors LLC, which he co-founded in 1998. From 1995 until 1997,

Dr. Gordon served as a senior biotechnology analyst at Mehta and Isaly, and from 1993 until 1995, Dr. Gordon was a Fellow at The Rockefeller University. Dr. Gordon currently serves on the board of directors of numerous private companies. Previously, Dr. Gordon served on the board of directors of X4 Pharmaceuticals, Inc. (formerly Arsanis, Inc. (ASNS)) from 2013 to March 2019, Acceleron Pharma Inc. (XLRN) from 2006 to 2013, ARMO Biosciences, Inc. (ARMO) from 2013 until 2018, Intellia Therapeutics, Inc. (NTLA) from 2015 until 2017 and Selecta Biosciences, Inc. (SELB) from 2013 until 2017. Dr. Gordon received his B.S. in Chemistry from Harvard College and his Ph.D. in Molecular Biology from MIT. Our board of directors believes that Dr. Gordon’s venture capital experience, expertise in the scientific field of molecular biology and financial credentials qualifies him to serve on our board of directors.

Sheila Gujrathi, M.D. has served on our board of directors since November 2017 and was appointed as Chair of our board of directors in April 2019. Dr. Gujrathi currently serves as the Co-Founder, President and Chief Executive Officer at Gossamer Bio, Inc. Previously, Dr. Gujrathi was the Chief Medical Officer of Receptos, Inc., a biopharmaceutical company, a position she held from June 2011 until its acquisition by Celgene in August 2015. Dr. Gujrathi joined Receptos from Bristol-Myers Squibb Company, where she was Vice President of the Global Clinical Research Group in Immunology from 2008 until 2011. Prior to joining Bristol-Myers Squibb, Dr. Gujrathi worked at Genentech, Inc., where she held roles of increasing responsibility in the Immunology, Tissue Growth and Repair clinical development group from 2002 until 2008. From 1999 until 2002, Dr. Gujrathi was a management consultant at McKinsey & Company in the healthcare practice, where she provided strategic advice on a variety of projects in the healthcare and pharmaceutical industry. Dr. Gujrathi received her B.S. with highest distinction in Biomedical Engineering and an M.D. from Northwestern University in its accelerated honors program in Medical Education. Dr. Gujrathi completed her internal medicine internship and residency at Brigham and Women’s Hospital, Harvard Medical School and is board certified in internal medicine. Dr. Gujrathi received additional training at the University of California, San Francisco and Stanford University in their Allergy and Immunology Fellowship Program. Our board of directors believes that Dr. Gujrathi’s management experience in the biopharmaceuticals industry and her medical background provide her with the qualifications and skills to serve on our board of directors.

Patrick Machado, J.D. has served on our board of directors since May 2019. Mr. Machado was a co-founder of Medivation, Inc., a biopharmaceutical company, and served as its chief business officer from 2009 to 2014 and as its chief financial officer from 2004 until his retirement in 2014. From 1998 to 2001, Mr. Machado worked with ProDuct Health, Inc., a medical device company, as senior vice president, chief financial officer and earlier as general counsel. Upon ProDuct Health’s acquisition by Cytyc Corporation, a diagnostic and medical device company, he served as a consultant to Cytyc to assist with transitional matters from 2001 to 2002. Earlier in his career, Mr. Machado worked for Morrison & Foerster LLP, an international law firm, and for the Massachusetts Supreme Judicial Court. Mr. Machado also serves as Chair of the board of directors of Adverum Biotechnologies, Inc. and as a member of the board of directors of Chimerix, Inc. and Principia Biopharma Inc., and previously served on the board of directors of Endocyte, Inc., Inotek Pharmaceuticals Corporation (now Rocket Pharmaceuticals, Inc.), Axovant Sciences, Inc., SCYNEXIS, Inc. and Medivation, Inc. Mr. Machado received a B.A. in German and a B.S. in Economics from Santa Clara University and a J.D. from Harvard Law School. Our board of directors believes that Mr. Machado’s extensive experience dealing with the operational and financial issues of biopharmaceutical companies provide him with the qualifications and skills to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Drs. Countouriotis, Cui, and Gujrathi are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, we divide our board of directors into three classes, as follows:

•	Class I, which consists of Drs. Countouriotis and Cui and Mr. Machado, whose terms will expire at our annual meeting of stockholders to be held in 2020;

•	Class II, which consists of Drs. George, Gordon and Gallagher, whose terms will expire at our annual meeting of stockholders to be held in 2021; and

•	Class III, which consists of Drs. Chacko and Gujrathi, whose terms will expire at our annual meeting of stockholders to be held in 2022.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eight members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Gujrathi. Our Chair has the authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, our Chair has substantial ability to shape the work of our board of directors. We believe that separation of the positions of Chair and Chief Executive Officer reinforces the independence of our board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

In addition, Dr. Gordon serves as our lead independent director. As lead independent director, Dr. Gordon presides over periodic meetings of our independent directors, serve as a liaison between the Chair of our board of directors and the independent directors, and perform such additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Drs. Chacko and George and Mr. Machado. Dr. Chacko serves as the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that Dr. Chacko qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Dr. Chacko’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Drs. Chacko and Gordon and Mr. Machado. Dr. Gordon serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Drs. Gallagher and George. Dr. Gallagher serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We maintain a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. The code of business conduct and ethics is available on our website at www.tptherapeutics.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Our named executive officers for the year ended December 31, 2018, which includes our current principal executive officer, our former principal executive officer and our two other most highly compensated executive officers, are:

•	Athena Countouriotis, M.D., our President and Chief Executive Officer

•	Yishan Li, Ph.D., M.B.A., our former President and Chief Executive Officer

•	Jingrong Jean Cui, Ph.D., our Chief Scientific Officer and former President

•	Brian Baker, M.S., C.P.A., our Vice President, Finance and Administration

In May 2018, we hired Athena Countouriotis, M.D. as our Executive Vice President and Chief Medical Officer. In September 2018, Dr. Countouriotis replaced Yishan Li, Ph.D., M.B.A. as our Chief Executive Officer. In April 2019, Dr. Li resigned from his role as a member of our board of directors, and effective May 2019, Dr. Li resigned in his capacity as an employee of our company. Jingrong Jean Cui, Ph.D. served as our President from April 2018 until January 2019. In addition, Dr. Cui served as the Chair of our board of directors from September 2018 to April 2019. Dr. Cui has served as our Chief Scientific Officer and a member of our board of directors since October 2013. In April 2019, Dr. Countouriotis was also appointed as our President.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2018.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Athena Countouriotis, M.D., President and Chief Executive Officer(2)	2018	$329,442	(4)	$400,000	(8)	$7,766,667	$158,971	$8,690	(9)	$8,663,770
Yishan Li, Ph.D., M.B.A., former President and Chief Executive Officer(2)	2018	$313,269	(5)	$—		$1,655,070	$117,760	$11,000	(10)	$2,097,099
Jingrong Jean Cui, Ph.D., Chief Scientific Officer and former President(2)	2018	$399,289	(6)	$—		$6,796,667	$231,610	$11,000	(11)	$7,438,566
Brian Baker, M.S., C.P.A., Vice President, Finance and Administration	2018	$243,975	(7)	$—		$111,868	$61,940	$10,478	(12)	$428,261

(1)

Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)

In May 2018, we hired Dr. Countouriotis as our Executive Vice President and Chief Medical Officer. In September 2018, Dr. Countouriotis replaced Dr. Li as our Chief Executive Officer. In April 2019, Dr. Li resigned from his role as a member of our board of directors, and effective May 2019, Dr. Li resigned in his capacity as an employee of our company. Dr. Cui served as our President from April 2018 until January 2019. In addition, Dr. Cui served as the Chair of our board of directors from September 2018 to April 2019. Dr. Cui has served as our Chief Scientific Officer and a member of our board of directors since October 2013. In April 2019, Dr. Countouriotis was also appointed as our President. As a result, Dr. Li will be entitled to receive the severance compensation described below under “—Potential Payments and Benefits upon Termination or Change in Control Plans.”
(3)	Amount represents annual performance-based cash bonuses awarded for 2018 and paid in February 2019.
(4)

Dr. Countouriotis joined us as our Chief Medical Officer in May 2018 at an annual salary of $490,000. In connection with Dr. Countouriotis’ appointment as Chief Executive Officer, Dr. Countouriotis’ salary was increased to $530,000, effective as of September 29, 2018. Amounts shown represent the compensation earned by Dr. Countouriotis during 2018 from and after her May 7, 2018 start date.

(5)	Includes $30,769 paid out in paid time off.
(6)	Includes $48,413 paid out in paid time off.
(7)	Includes $9,437 paid out in paid time off.
(8)

Includes a $200,000 signing and retention bonus that became earned and vested on December 31, 2018, and a $200,000 stay bonus that became earned and paid on November 15, 2018, each pursuant to the terms of Dr. Countouriotis’ employment agreement.

(9)	Amount consists of $8,690 for 401(k) matching. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(10)	Amount consists of $11,000 for 401(k) matching. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(11)	Amount consists of $11,000 for 401(k) matching. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(12)	Amount consists of $10,478 for 401(k) matching. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”

Annual Base Salary

The 2018 annual base salaries for our named executive officers are set forth in the table below.

Name	2018 Base Salary
Athena Countouriotis, M.D.(1)	$530,000
Yishan Li, Ph.D., M.B.A.(2)	$320,000
Jingrong Jean Cui, Ph.D.(3)	$503,500
Brian Baker, M.S., C.P.A.(4)	$239,384

(1)

Dr. Countouriotis joined us as our Chief Medical Officer in May 2018 at an annual salary of $490,000. In connection with Dr. Countouriotis’ appointment as Chief Executive Officer, Dr. Countouriotis’ salary was increased to $530,000, effective as of September 29, 2018.

(2)

Effective as of January 1, 2018, Dr. Li’s salary was $250,000. Dr. Li’s salary was increased to $280,000 effective as of April 1, 2018 and was again increased to $320,000 effective as of September 29, 2018.

(3)

Effective as of January 1, 2018, Dr. Cui’s salary was $260,000. Dr. Cui’s salary was increased to $320,000 effective as of April 1, 2018 and was again increased to $503,500 effective as of September 29, 2018.

(4)	Effective as of January 1, 2018, Mr. Baker’s salary was $220,000. Mr. Baker’s salary was increased to $239,384 as of April 1, 2018.

Bonus Compensation

From time to time, our board of directors or compensation committee may approve bonuses for our executive officers based on individual performance, company performance or as otherwise determined to be appropriate. Performance-based cash bonuses for 2018 were awarded in February 2019.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants. As of the date of this prospectus, stock option awards were the only form of equity awards we have granted to any of our executive officers.

We have historically used stock options as an incentive for long-term compensation to our executive officers because the stock options allow our executive officers to profit from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events.

Agreements with Named Executive Officers and Executive Officers

We have employment agreements with each of our executive officers. The agreements generally provide for at-will employment and set forth the executive officer’s initial base salary, annual performance bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the employment agreements are described below.

Athena Countouriotis, M.D.    In September 2018, we entered into an agreement with Dr. Countouriotis, our President and Chief Executive Officer, which governs the current terms of her employment with us. Pursuant to the agreement, Dr. Countouriotis is entitled to an annual base salary of $530,000, is eligible to receive an annual discretionary bonus of up to 50% of her then-current base salary, as determined by our board of directors or our compensation committee, and was given a $200,000 signing and retention bonus, as well as a $200,000 one-time stay bonus. In connection with her appointment as our Chief Medical Officer in May 2018, we granted Dr. Countouriotis an option to purchase 225,723 shares of common stock and a performance option to purchase 75,241 shares of common stock. Following her promotion to our Chief Executive Officer, we granted Dr. Countouriotis an option to purchase 989,971 shares of our common stock. Pursuant to the letter agreement, Dr. Countouriotis agreed to a one-year non-solicitation period in the event that her employment with us ends.

Yishan Li, Ph.D., M.B.A.    In September 2018, we entered into an agreement with Dr. Li, our former Head of Turning Point Therapeutics, Asia, and our former President and Chief Executive Officer, which governed the terms of his employment with us. Pursuant to the agreement, Dr. Li was entitled to an annual base salary of $320,000 and was eligible to receive an annual discretionary bonus of up to 40% of his then-current annual base salary based on the achievement of corporate and individual performance goals to be determined on an annual basis by our board of directors or our compensation committee. In addition, pursuant to the agreement, in November 2018 Dr. Li was granted an option to purchase 242,603 shares of our common stock. Pursuant to the letter agreement, Dr. Li agreed to a one-year non-solicitation period in the event that his employment with us ends. Effective May 2019, Dr. Li resigned in his capacity as an employee of our company.

Jingrong Jean Cui, Ph.D.    Effective January 2019, we entered into an agreement with Dr. Cui, our Chief Scientific Officer, which governs the current terms of her employment with us. Pursuant to the agreement, Dr. Cui is entitled to an annual base salary of $503,500 and is eligible to receive an annual discretionary bonus of up to 50% of her then-current annual base salary based on the achievement of corporate and individual performance goals to be determined on an annual basis by our board of directors or our compensation committee. In addition, pursuant to her previous agreement, in November 2018 Dr. Cui was granted an option to purchase 1,006,775 shares of our common stock. Pursuant to the letter agreement, Dr. Cui agreed to a one-year non-solicitation period in the event that her employment with us ends.

Brian Baker, M.S., C.P.A.    We have not entered into an agreement with Mr. Baker, our Vice President of Finance and Administration, governing the terms of his employment with us, other than as described below under “—Potential Payments and Benefits upon Termination or Change in Control.”

Annette North.    In March 2019, we entered into an agreement with Ms. North, our Executive Vice President, General Counsel and Secretary, which governs the current terms of her employment with us. Pursuant to the agreement, Ms. North is entitled to an annual base salary of $385,000 and is eligible to receive an annual discretionary bonus of up to 40% of her then-current base salary based on the achievement of corporate and individual performance goals to be determined on an annual basis by our board of directors or our compensation committee. In addition, we granted Ms. North an option to purchase 220,491 shares of common stock effective upon her commencement of employment with us, with an exercise price of $17.00 per share. Pursuant to the agreement, Ms. North agreed to a one-year non-solicitation period in the event that her employment with us ends.

Yi Larson.    In July 2019, we entered into an agreement with Ms. Larson, our Executive Vice President and Chief Financial Officer, which governs the terms of her employment with us. Pursuant to the agreement, Ms. Larson is entitled to an annual base salary of $450,000 and a one-time sign-on bonus of $150,000, and is eligible to receive an annual discretionary bonus of up to 40% of her then-current base salary based on the achievement of corporate and individual performance goals to be determined on an annual basis by our board of directors or our compensation committee. Ms. Larson will also receive a temporary housing allowance of $10,000 per month for 12 months, as well as a one-time relocation assistance payment of $100,000 in the event she relocates to San Diego, California within one year of August 26, 2019, each to be paid on a tax grossed-up basis. The sign-on bonus, housing allowance and relocation assistance payment are subject to repayment to our company in the event Ms. Larson voluntarily terminates her employment without good reason or is terminated by us for cause within 36 months of August 26, 2019. In addition, we granted Ms. Larson an option to purchase 312,397 shares of common stock in connection with the commencement of her employment on August 26, 2019, with an exercise price equal to $54.03, the closing price of our common stock on such date. Pursuant to the agreement, Ms. Larson agreed to a one-year non-solicitation period in the event that her employment with us ends.

Each of our named executive officers’ employment is at will and may be terminated by us at any time. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below under “—Potential Payments and Benefits upon Termination or Change in Control.” We have entered into separate indemnification agreements with each of our named executive officers.

Outstanding Equity Awards at December 31, 2018

The following table sets forth specified information concerning unexercised stock options for each of the named executive officers outstanding as of December 31, 2018.

	Option Awards(1)
			Number of Securities Underlying Unexercised Options
Name	Grant Date	Vesting Commencement Date	Exercisable	Unexercisable		Option Exercise Price	Option Expiration Date
Athena Countouriotis, M.D.	6/6/2018	6/29/2018	—	75,241	(2)	$3.20	6/5/2028
	6/6/2018	5/7/2018	—	225,723	(2)	$3.20	6/5/2028
	11/6/2018	9/29/2018	—	989,971	(2)	$5.12	11/5/2028
Yishan Li, Ph.D., M.B.A.	3/9/2018	1/1/2018	3,174	7,215	(3)	$3.20	3/8/2028
	11/6/2018	9/29/2018	15,162	227,441	(4)	$5.12	11/5/2028
Jingrong Jean Cui, Ph.D.	3/9/2018	1/1/2018	5,555	12,626	(3)	$3.20	3/8/2028
	11/6/2018	9/29/2018	62,923	943,852	(4)	$5.12	11/5/2028
Brian Baker, M.S., C.P.A.	8/9/2017	7/6/2017	9,199	16,775	(2)	$2.19	8/8/2027
	3/9/2018	1/1/2018	793	1,804	(3)	$3.20	3/8/2028
	11/6/2018	11/6/2018	324	15,260	(4)	$5.12	11/5/2028

(1)	All of these options were granted under the Prior Plan, the terms of which are described below under “—Equity Benefit Plans—2013 Equity Incentive Plan.”
(2)

1/4th of the shares subject to this award shall become vested on the one-year anniversary of the Vesting Commencement Date. Thereafter, the shares vest at the rate of 1/48th of the original number of shares vesting monthly on each monthly anniversary of the Vesting Commencement Date, provided that the award recipient continues to provide services to us through such date.

(3)

The shares subject to this award vest at the rate of 1/36th of the original number of shares vesting on each one-month anniversary of the Vesting Commencement Date, provided that the award recipient continues to provide services to us through such date.

(4)

The shares subject to this award vest at the rate of 1/48th of the original number of shares vesting each one-month anniversary of the Vesting Commencement Date, provided that the award recipient continues to provide services to us through such date.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, our board of directors has approved certain Severance Benefit Plans as described below.

Severance Benefit Plans

Our named executive officers are entitled to certain severance and change of control payments and benefits pursuant to our severance benefit plans. Our Severance Benefit Plan—C-Suite, as amended (C-Suite Severance Benefit Plan) provides for benefits to (i) any officer with “Chief” in his or her title, (ii) Ms. North, Executive Vice President, General Counsel and Secretary, and (iii) any other executive vice president. Our C-Suite Severance Benefit Plan also covered Dr. Li prior to his resignation in May 2019. Each of our named executive officers, other than Mr. Baker, is eligible to receive benefits under the C-Suite Severance Benefit Plan. Our Severance Benefit Plan—SVP/VP (VP Severance Benefit Plan) provides for benefits to any senior vice president or vice president designated by our board of directors or its compensation committee to be a participant under such plan. Mr. Baker is eligible to receive benefits under the VP Severance Benefit Plan. We refer to the C-Suite Severance Benefit Plan and the VP Severance Benefit Plan collectively as the Severance Benefit Plans.

Subject to certain conditions, the Severance Benefit Plans generally provide for lump-sum cash severance payments, continued health benefits and in some cases accelerated vesting of outstanding time-based equity awards in the event of an involuntary termination without “cause” or a resignation with “good reason” (a covered termination). In the event that the covered termination occurs within the period commencing three months before and ending 12 months after a change in control, then our executive officers who are participants under the C-Suite Severance Benefit Plan are entitled to an enhanced lump-sum cash severance payment, and our executive officers who are participants under either Severance Benefit Plan are entitled to full accelerated vesting of their outstanding time-based equity compensation awards. In connection with Dr. Li’s resignation in May 2019 for “good reason,” he is entitled to receive his accrued but unpaid base salary and any accrued but unpaid vacation pay and any earned but unpaid annual bonus for 2018.

In the event of a covered termination occurring more than three months before or 12 months after a change in control, and subject to our receipt of an effective release and waiver of claims from the applicable executive, each of Dr. Countouriotis and Dr. Cui would be entitled to receive a payment equal to 1.5 multiplied by the sum of her annual base salary and annual target bonus in effect at the time of termination, Ms. Larson would be entitled to receive a payment equal to her annual base salary and annual target bonus in effect at the time of termination, and Mr. Baker would be entitled to receive a payment equal to six months of his base salary in effect at the time of termination. In addition, time-based equity compensation awards held by the executive would be accelerated by the following number of months: 18 months for Dr. Countouriotis and Dr. Cui and 12 months for Ms. Larson.

In the event of a covered termination occurring within three months before or 12 months after a change in control, and subject to our receipt of an effective release and waiver of claims from the applicable executive, Drs. Countouriotis and Cui would be entitled to receive a payment equal to 2.0 multiplied by the sum of the executive’s annual base salary and her annual target bonus in effect at the time of termination, Ms. Larson would be entitled to receive the sum of her annual base salary and her annual target bonus in effect at the time of termination, and Mr. Baker would be entitled to receive a payment equal to six months of his base salary in effect at the time of termination. In addition, all time-based equity compensation awards held by the executive at the time of termination would be accelerated in full.

Under each Severance Benefit Plan, the term “cause” generally means (i) the employee’s conviction of, or plea of no contest with respect to, any felony, or of any misdemeanor involving dishonesty or moral turpitude; (ii) the employee’s participation in a fraud or act of dishonesty (or an attempted fraud or act of dishonesty) against us, or that results in (or could result in) material harm to us, including but not limited to material harm to reputational interests; (iii) the employee’s violation of a fiduciary duty or a duty of loyalty owed to us; (iv) the employee’s material breach of any fully executed agreement between the employee and us, including but not limited to the employment, confidential information and invention assignment agreement, or any of our applicable written policies; (v) persistent, unsatisfactory performance or neglect of the employee’s job duties, which is not cured within 30 business days after we provide the employee written notice (provided, that, such written notice and opportunity to cure are not required if the employee’s performance or neglect is not reasonably susceptible to being cured); or (vi) the employee’s gross misconduct or material failure to comply with our written instructions. The term “change in control” generally means (1) the acquisition by any person or company of more than 50% of the combined voting power of our then-outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (4) our complete dissolution or liquidation.

The term “good reason” generally means (i) a material reduction of the employee’s base compensation, unless such reduction is consistent with and generally applicable to all our executive officers and is agreed to in writing by the employee; (ii) a material reduction of the employee’s authority, responsibilities or duties; or (iii) the employee being required to relocate his or her principal place of employment with us to a principal place of employment more than fifty (50) miles from San Diego, California, in each case without the employee’s prior consent.

Perquisites, Health, Welfare and Retirement Benefits

Our executive officers, during their employment with us, are eligible to participate in our employee benefit plans, including our medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. In addition, we provide a 401(k) plan to our employees, including our executive officers, as discussed in the section below entitled “—401(k) Plan.”

We generally do not provide perquisites or personal benefits to our executive officers, except in limited circumstances. We do, however, pay the premiums for medical, dental, group term life, disability and accidental death and dismemberment insurance for all of our employees. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $18,500 and $19,000 for calendar years 2018 and 2019, respectively. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2018 may be up to an additional $6,000 above the statutory limit. We currently make matching contributions into the 401(k) plan on behalf of participants, matching 100% of participant contributions up to 3% of eligible compensation and 50% of participant contributions above that level up to 5% of eligible compensation. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2013 Equity Incentive Plan

Our board of directors and stockholders adopted our 2013 Equity Incentive Plan, as amended (Prior Plan), in October 2013 and amended the Prior Plan in May 2017, November 2017 and October

2018. All references in this prospectus to the Prior Plan shall be deemed to refer to our 2013 Equity Incentive Plan, as amended, unless the context otherwise requires. As of June 30, 2019, there were outstanding stock options covering a total of 4,366,835 shares of our common stock that were granted under our Prior Plan. In April 2019, upon the effective date of the 2019 Equity Incentive Plan (2019 Plan), the Prior Plan ceased to be available for new grants of equity awards.

Stock Awards.    Our Prior Plan provided for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock bonuses, and rights to acquire restricted stock to employees, directors and consultants, including employees and consultants of our affiliates. We have granted only stock options under the Prior Plan.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of common stock that could be issued pursuant to stock awards under the Prior Plan could not exceed 5,500,788 shares. The maximum number of shares of our common stock that could be issued pursuant to the exercise of ISOs under our Prior Plan was 11,001,576 shares.

Shares subject to stock awards granted under our Prior Plan that expire or terminate without being exercised in full do not reduce the number of shares available for issuance under our Prior Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased would revert to and again become available for issuance under the Prior Plan (if forfeited after April 16, 2019, under our 2019 Plan).

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our Prior Plan and is referred to as the “plan administrator” herein. Under our Prior Plan, the plan administrator has the authority to determine award recipients, dates of grant, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Prior Plan, provided that the exercise price of a stock option generally cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the Prior Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the Prior Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability or death, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service.

In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, (2) the tender of shares of our common stock previously owned by the optionholder, (3) a deferred payment arrangement or (4) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Stock Bonus Awards.    Stock bonus awards are granted under stock bonus award agreements adopted by the plan administrator. A stock bonus award may be awarded in consideration for past services to us. The plan administrator determines the terms and conditions of stock bonus awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Rights to Acquire Restricted Stock.    Rights to acquire restricted stock are granted under restricted stock purchase agreements adopted by the plan administrator. Shares under a restricted stock purchase agreement may be purchased at a price that is not less than 85% of the fair market value of our common stock on the date of grant or at the time the purchase is consummated. Shares under a restricted stock purchase agreement may be purchased in consideration for (i) cash, (ii) a deferred payment arrangement or (iii) other legal consideration approved by the plan administrator. The plan administrator determines the terms and conditions of stock bonus awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may repurchase any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a repurchase right.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Prior Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Our Prior Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between us and the award holder, any surviving corporation or acquiring corporation may assume or substitute outstanding stock awards; provided that, in the event a surviving corporation or acquiring corporation does not assume or substitute outstanding stock awards, then (i) with respect to any stock awards that have neither been assumed nor substituted and are held by a person whose continuous service with us has not terminated prior to such transaction, the vesting of such stock awards shall be accelerated in full, and the awards shall be terminated if not exercised (if applicable) prior to the transaction, and (ii) with respect to any stock awards that have neither been assumed nor substituted and are held by a person whose continuous service with us has terminated prior to such transaction, the vesting of such stock awards shall not be accelerated in full, but the awards shall be terminated if not exercised (if applicable) prior to the transaction.

Under the Prior Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    A stock award under the Prior Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the award agreement or other written agreement between us and the participant, but in the absence of such provision, no such acceleration will occur, except as described above. Under the Prior Plan, a change in control means (1) the acquisition by any person or company of more than 50% of the combined voting power of our then-outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (4) our complete dissolution or liquidation.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our Prior Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the Prior Plan will automatically terminate on October 23, 2023. No stock awards may be granted under our Prior Plan while it is suspended or after it is terminated. Once the 2019 Plan became effective on April 16, 2019, no further grants have been or will be made under the Prior Plan.

2019 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2019 Plan in April 2019. Our 2019 Plan is a successor to and continuation of our Prior Plan. The 2019 Plan became effective on April 16, 2019. After such time, no further grants have been or will be made under the Prior Plan.

Stock Awards.    Our 2019 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs) stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2019 Plan is (i) 3,467,253 shares, which is the sum of (1) 2,836,474 shares, plus (2) the number of shares that remained available for the issuance of awards under our Prior Plan at the time our 2019 Plan became effective, and (ii) any shares (not to exceed 7,450,031) subject to outstanding stock options or other stock awards that were granted under our Prior Plan that terminate or expire prior to exercise or settlement; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2020 through January 1, 2029, in an amount equal to 4% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2019 Plan is 32,751,852.

Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2019 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2019 Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) sales; (ii) revenues; (iii) assets; (iv) expenses; (v) market penetration or expansion; (vi) earnings from operations; (vii) earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, incentives, service fees or extraordinary or special items, whether or not on a continuing operations or an aggregate or per share basis; (viii) net income or net income per common share (basic or diluted); (ix) return on equity, investment, capital or assets; (x) one or more operating ratios; (xi) borrowing levels, leverage ratios or credit rating; (xii) market share; (xiii) capital expenditures; (xiv) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (xv) stock price, dividends or total stockholder return; (xvi) development of new technologies or products; (xvii) sales of particular products or services; (xviii) economic value created or added; (xix) operating margin or profit margin; (xx) customer acquisition or retention; (xxi) raising or refinancing of capital; (xxii) successful hiring of key individuals; (xxiii) resolution of significant litigation; (xxiv) acquisitions and divestitures (in whole or in part); (xxv) joint ventures and strategic alliances; (xxvi) spin-offs, split-ups and the like; (xxvii) reorganizations; (xxviii) recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; (xxix) strategic business criteria, consisting of one or more objectives based on the following goals: achievement of timely development, design management or enrollment, meeting specified market penetration or value added, payor acceptance, patient adherence, peer reviewed publications, issuance of new patents, establishment of or securing of licenses to intellectual property, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings, approvals or milestones, discovery of novel products, maintenance of multiple products in pipeline, product launch or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals, or goals relating to acquisitions, divestitures or other business combinations (in whole or in part), joint ventures or strategic alliances; and (xxx) other measures of performance selected by the board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Our board of directors is authorized at any time in its sole discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting us, or our financial statements in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (c) in view of the board of director’s assessment of our business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (i) to exclude the dilutive effects of acquisitions or joint ventures; (ii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; and (iii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (v) to exclude the effects to any statutory adjustments to corporate tax rates; and (vi) to make other appropriate adjustments selected by the board of directors.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Our 2019 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

Under the 2019 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    In the event of a change in control, the plan administrator may take any of the above-mentioned actions. Awards granted under the 2019 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2019 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then-outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, (4) our complete dissolution or liquidation or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2019 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, the ESPP in April 2019. The ESPP became effective on April 16, 2019. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve.    The ESPP authorizes the issuance of 288,938 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2020 through January 1, 2029, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (2) 866,814 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Except as indicated below, prior to our initial public offering in April 2019, we did not pay cash, equity or other compensation to any of our directors who were also our employees for service on our board of directors, nor did we pay cash or equity compensation to our non-employee directors who were associated with our principal stockholders for service on our board of directors. We have reimbursed, and will continue to reimburse, all of our directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Prior to our initial public offering, we provided compensation to Dr. Chacko for his services as a member of our board of directors pursuant to a letter agreement we entered into with Dr. Chacko in November 2018. Under the letter agreement, we provided Dr. Chacko an annual cash retainer of $30,000 payable quarterly in arrears. In addition, in connection with his letter agreement with us, Dr. Chacko was granted an option under our Prior Plan to purchase 64,546 shares, which vest at the rate of 1/48th of the original number of shares at the end of each month beginning on the one-month anniversary of the November 27, 2018 vesting commencement date, subject to Dr. Chacko’s continuous service to us.

Prior to our initial public offering, we provided compensation to Dr. Gujrathi for her services as a member of our board of directors pursuant to a letter agreement we entered into with Dr. Gujrathi in November 2017. Under the letter agreement, we provided Dr. Gujrathi an annual cash retainer of $30,000 payable quarterly in arrears. In addition, in connection with her letter agreement, Dr. Gujrathi was granted an option under our Prior Plan to purchase 37,620 shares, which vest at the rate of 1/48th of the original number of shares at the end of each month beginning on the one-month anniversary of the November 14, 2017 vesting commencement date, subject to Dr. Gujrathi’s continuous service to us.

We provided compensation to Lewis Shuster, a former member of our board of directors, for his services as a member of our board of directors pursuant to a letter agreement we entered into with Mr. Shuster in January 2018. Under the letter agreement, we provided Mr. Shuster an annual cash retainer of $30,000 payable quarterly in arrears. In addition, in connection with his letter agreement with us, Mr. Shuster was granted an option under our Prior Plan to purchase 45,144 shares, which vest at the rate of 1/48th of the original number of shares vesting monthly following the January 5, 2018 vesting commencement date, subject to Mr. Shuster’s continuous service to us. Mr. Shuster ceased serving as a member of our board of directors in December 2018.

The following table sets forth information concerning the compensation paid to our directors during 2018, other than our directors who are named executive officers.

Name	Fees Paid in Cash	Option Awards(1)		Total
Robert Adelman, M.D.	—	—		—
Jacob M. Chacko, M.D., M.B.A.	$2,500	$432,399	(2)	$434,899
Simeon George, M.D.	—	—		—
Carl Gordon, Ph.D., CFA	—	—		—
Sheila Gujrathi, M.D.	$30,000	$—	(3)	$30,000
Yishan Li, Ph.D., M.B.A.	—	—		—
Hongbo Lu, Ph.D., M.B.A.	—	—		—
Lewis Shuster	$30,000	$141,896	(4)	$171,896

(1)

Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our financial statements included in this prospectus. As required by SEC rules, the amount shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)

Represents the grant date fair value of options to purchase 64,546 shares of our common stock granted to Dr. Chacko for service as a member of our board of directors. The shares subject to this award vest at the rate of 1/48th of the original number of shares vesting at the end of each month beginning on the one month anniversary of the November 27, 2018 vesting commencement date, provided that Dr. Chacko continues to provide services to us through such dates. As of December 31, 2018, an aggregate of 64,546 shares were outstanding under all options to purchase our common stock held by Dr. Chacko.

(3)	As of December 31, 2018, an aggregate of 150,481 shares were outstanding under all options to purchase our common stock held by Dr. Gujrathi.
(4)

Represents the grant date fair value of options to purchase 45,144 shares of our common stock granted to Mr. Shuster for service as a member of our board of directors. The shares subject to this award were scheduled to vest at the rate of 1/48th of the original number of shares vesting monthly following the January 5, 2018 vesting commencement date, provided that Mr. Shuster continued to provide services to us through such dates. Mr. Shuster ceased serving as a member of our board of directors in December 2018. As of December 31, 2018, an aggregate of 10,345 shares were outstanding under all options to purchase our common stock held by Mr. Shuster.

Our board of directors adopted a new compensation policy in April 2019 that became effective on April 16, 2019 that is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000 for all non-employee directors other than the Chair of our board of directors;

•	an annual cash retainer of $65,000 for the Chair of our board of directors (in lieu of the annual cash retainer above);

•

an additional annual cash retainer of $7,500, $5,000 and $3,750 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $15,000, $10,000 and $7,000 for service as Chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

•	an initial option grant, for new non-employee directors, to purchase 30,000 shares of our common stock, vesting in 36 equal monthly installments; and

•

an annual option grant to purchase 15,000 shares of our common stock, vesting on the one-year anniversary from the date of grant, which annual option grant shall be made on the date of each of our annual stockholder meetings.

In addition, upon the closing of our initial public offering in April 2019, each of our then-current non-employee directors received a one-time option grant to purchase 15,000 shares of our common stock, which will vest on the date of our 2020 annual meeting of stockholders. After April 2019, we have continued our policy of not paying cash, equity or other compensation for service on our board of directors to any of our directors who were also our employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2016, to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, employment, termination of employment, change in control and other arrangements with our directors and executive officers, which are described under “Executive And Director Compensation.”

Series D Convertible Preferred Stock Financing

In October 2018, we entered into a Series D preferred stock purchase agreement with various investors, pursuant to which we issued and sold to participating investors an aggregate of 26,288,123 shares of our Series D convertible preferred stock at a purchase price of $3.0432 per share, and received aggregate gross proceeds of approximately $80 million. Upon the closing of our initial public offering in April 2019, all 26,288,123 shares of our Series D convertible preferred stock automatically converted into our common stock on a 1-for-3.85 basis.

The participants in the Series D convertible preferred stock financing included entities affiliated with members of our board of directors. The following table sets forth the aggregate number of shares of convertible preferred stock issued to these related parties in the Series D convertible preferred stock financing:

Participants	Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price
Foresite Capital Fund IV, L.P.(1)	4,929,023	$15,000,003
venBio Global Strategic Fund II, L.P.(2)	4,929,023	$15,000,003
Entities affiliated with Cormorant Private Healthcare Fund II, LP(3)	3,131,517	$9,529,833
LAV Prime Limited(4)	2,105,259	$6,406,724
OrbiMed Private Investments VI, LP(5)	2,105,259	$6,406,724
S.R. One, Limited(6)	2,105,259	$6,406,724
Kenson Ventures, LLC(7)	82,150	$250,000

(1)

Consists of 4,929,023 of Series D convertible preferred stock held by Foresite Capital Fund IV, L.P. Brett Zbar, M.D., a former member of our board of directors who resigned on January 3, 2019, is a Managing Director at Foresite Capital.

(2)

Consists of 4,929,023 of Series D convertible preferred stock held by venBio Global Strategic Fund II, L.P. Robert Adelman, M.D., a former member of our board of directors who resigned on April 16, 2019, is a Managing Director at venBio.

(3)

Consists of (i) 2,514,608 shares of Series D convertible preferred stock held by Cormorant Private Healthcare Fund II, LP, (ii) 530,479 shares of Series D convertible preferred stock held by Cormorant Global Healthcare Master Fund, LP (Cormorant Global) and (iii) 86,430 shares of Series D convertible preferred stock held by CRMA SPV, LP (CRMA and collectively, the Cormorant entities). Bihua Chen, M.S., M.B.A., a former member of our board of directors who resigned in October 2018, is the CEO/Managing Member of the Cormorant entities.

(4)

Consists of 2,105,259 shares of Series D convertible preferred stock held by LAV Prime Limited. Hongbo Lu, Ph.D., M.B.A., a former member of our board of directors who resigned on May 13, 2019, is a Partner at Lilly Asia Ventures.

(5)

Consists of 2,105,259 shares of Series D convertible preferred stock held by OrbiMed Private Investments VI, LP. Carl Gordon, Ph.D., CFA, a member of our board of directors, is a Managing Partner at OrbiMed.

(6)	Consists of 2,105,259 shares of Series D convertible preferred stock held by S.R. One, Limited. Simeon George, M.D., M.B.A, a member of our board of directors, is a Partner at S.R. One, Limited.
(7)

Consists of 82,150 shares of Series D convertible preferred stock held by Kenson Ventures, LLC. Kenneth Fong, Ph.D., a former member of our board of directors who resigned in December 2018, is the Chairman of Kenson Ventures.

Series C Convertible Preferred Stock Financing

In May 2017, we entered into a Series C preferred stock purchase agreement with various investors, pursuant to which we issued and sold to participating investors an aggregate of 19,416,645 shares of our Series C convertible preferred stock at a purchase price of $2.3176 per share, and received aggregate gross proceeds of approximately $45 million. Upon the closing of our initial public offering in April 2019, all 19,416,645 shares of our Series C convertible preferred stock automatically converted into our common stock on a 1-for-3.85 basis.

The participants in the Series C convertible preferred stock financing included entities affiliated with members of our board of directors. The following table sets forth the aggregate number of shares of convertible preferred stock issued to this related party in the Series C convertible preferred stock financing:

Participants	Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Cormorant Private Healthcare Fund II, LP(1)	4,314,809	$10,000,001
LAV Prime Limited(2)	4,314,809	$10,000,001
OrbiMed Private Investments VI, LP(3)	4,314,809	$10,000,001
S.R. One, Limited(4)	4,314,809	$10,000,001

(1)

Consists of (i) 776,234 shares of Series C convertible preferred stock held by Cormorant Global, (ii) 3,381,516 shares of Series C convertible preferred stock held by Cormorant Private Healthcare Fund I, LP and (iii) 157,059 shares of Series C convertible preferred stock held by CRMA. Bihua Chen, M.S., M.B.A., a former member of our board of directors who resigned in October 2018, is the CEO/Managing Member of the Cormorant entities.

(2)

Consists of 4,314,809 shares of Series C convertible preferred stock held by LAV Prime Limited. Hongbo Lu, Ph.D., M.B.A., a former member of our board of directors who resigned on May 13, 2019, is a Partner at Lilly Asia Ventures.

(3)

Consists of 4,314,809 shares of Series C convertible preferred stock held by OrbiMed Private Investments VI, LP. Carl Gordon, Ph.D., CFA, a member of our board of directors, is a Managing Partner at OrbiMed.

(4)	Consists of 4,314,809 shares of Series C convertible preferred stock held by S.R. One, Limited. Simeon George, M.D., M.B.A, a member of our board of directors, is a Partner at S.R. One, Limited.

Investor Agreements

In connection with our Series D convertible preferred stock financing, we entered into an amended and restated investors’ rights agreement, voting agreement and right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of our stockholders. The foregoing agreements terminated upon the closing of our initial public offering, except for the registration rights set forth in the investors’ rights agreements, as more fully described below in “Description of Capital Stock—Registration Rights.”

Agreement with BioKey

During 2017, we entered into several contracts for drug product development and manufacturing with BioKey, Inc. (BioKey). One of our former directors, George Lee, is a co-founder and partial owner of BioKey. We paid BioKey $184,000, $145,000 and $69,000 during the years ended December 31, 2016, 2017 and 2018, respectively, for drug product development and manufacturing services.

Consulting Agreement

On November 14, 2017, we entered into a consulting agreement with Sheila Gujrathi, M.D., a member of our board of directors. Under the terms of the agreement, Dr. Gujrathi’s duties include providing general business and strategic advice and assistance as requested by our President and Chief Executive Officer and other members of our management team. The term of the agreement commenced on November 14, 2017 and continues for a period of four years. As compensation for her services, we granted Dr. Gujrathi an option to purchase 112,861 shares of our common stock, with such option grant vesting monthly over a four-year period, and agreed to reimburse Dr. Gujrathi for certain preapproved expenses at cost.

Participation in this Offering

Our President and Chief Executive Officer, Athena Countouriotis, M.D., and our Executive Vice President and Chief Financial Officer, Yi Larson, and certain affiliates of our directors have agreed to purchase an aggregate of approximately $16.55 million of shares of our common stock in this offering at the public offering price.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section entitled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers. Additionally, our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. For additional information, see “Management—Limitation of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

We maintain a related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” (as defined in the policy) are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director, nominee to become a director or a holder known by us to be the beneficial owner of more than five percent of our common stock, including any of his or her immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 31,337,682 shares of common stock outstanding as of August 1, 2019. The percentage ownership information under the column entitled “After Offering” is based on the sale of shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, and beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before September 30, 2019, which is 60 days after August 1, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Our President and Chief Executive Officer, Athena Countouriotis, M.D., and our Executive Vice President and Chief Financial Officer, Yi Larson, and certain affiliates of our directors have agreed to purchase an aggregate of approximately $16.55 million of shares of our common stock in this offering at the public offering price. The following table does not reflect the purchases by these stockholders, which purchases will increase the numbers and percentages of shares owned after the offering by such stockholders from those amounts set forth in the table below.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Turning Point Therapeutics, Inc., 10628 Science Center Drive, Ste. 200, San Diego, California 92121.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Greater than 5% Stockholders
Entities affiliated with Cormorant Asset Management(1)	3,122,367	9.96%	8.71%
Entities affiliated with Fidelity Management & Research Company(2)	3,128,511	9.98%	8.73%
Persons related to and including Jingrong Jean Cui, Ph.D.(3)	2,851,474	9.01%	7.89%
OrbiMed Private Investments VI, LP(4)	2,027,550	6.47%	5.66%
Foresite Capital Management LLC(5)	1,830,265	5.84%	5.11%
S.R. One, Limited(6)	1,992,550	6.36%	5.56%
Lily Asia Ventures(7)	1,667,550	5.32%	4.56%
Directors and Named Executive Officers
Brian Baker, M.S., C.P.A.(8)	21,556	*	*
Jacob M. Chacko, M.D., M.B.A.(9)	13,447	*	*
Athena Countouriotis, M.D.(10)	358,244	1.13%	0.99%
Jingrong Jean Cui, Ph.D.(3)	2,851,474	9.01%	7.89%
Carol Gallagher, Pharm.D.	—	*	*
Simeon George, M.D., M.B.A.(6)	1,992,550	6.36%	5.56%
Carl Gordon, Ph.D., CFA(4)	2,027,550	6.47%	5.66%
Sheila Gujrathi, M.D.(11)	72,105	*	*
Yi Larson	—	*	*
Yishan Li, Ph.D., M.B.A.(3)	2,851,474	9.01%	7.89%
Patrick Machado, J.D.(12)	3,333	*	*
All current executive officers and directors as a group (11 persons)	7,340,259	22.86%	20.05%

*	Represents beneficial ownership of less than 1%.
**	This table is based upon information supplied by officers, directors and principal stockholders and Forms 3, Forms 4 and Schedules 13D and 13G filed with the SEC.
(1)

Consists of 3,122,367 shares of common stock held by entities that are affiliate funds of Cormorant Asset Management. The address of Cormorant Asset Management is 200 Clarendon St 52nd Floor, Boston, MA 02116.

(2)

Consists of 3,128,511 shares of common stock held entities that are affiliate funds of the Fidelity Management & Research Company. The address of Fidelity Management & Research Company is 200 Seaport Boulevard, Boston, Massachusetts 02110.

(3)

Consists of (i) 1,301,298 shares of common stock and 261,793 shares of common stock issuable upon exercise of options held by Dr. Cui; and (ii) 1,233,439 shares of common stock and 54,944 shares of common stock issuable upon exercise of options held by Dr. Yishan Li, the spouse of Dr. Cui.

(4)

Consists of 2,027,550 shares of common stock held by several individual funds that are affiliate funds of OrbiMed Advisors. By virtue of the relationships between these funds, OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by certain affiliate funds, and as a result may be deemed to have beneficial ownership of such shares. Carl Gordon, a member of OrbiMed Advisors, is a member of our board of directors. Advisors exercise investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. The address of OrbiMed Advisors is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(5)	The address of Foresite Capital Management LLC is 600 Montgomery Street, Suite 4500, San Francisco, California 94111.
(6)

Consists of 1,992,550 shares of common stock held by S.R. One, Limited. Dr. George, a Partner at S.R. One Limited, is a member of our board of directors. The address of S.R. One, Limited is 161 Washington Street, Suite 500, Conshohocken, Pennsylvania 19428.

(7)	The address of Lily Asia Ventures is Unit 1109-10, Two Chinachem Central, 26 Des Voeux Road Central.
(8)	Consists of 2,800 shares of common stock and 18,756 shares of common stock issuable upon exercise of options.
(9)	Consists of 13,447 shares of common stock issuable upon exercise of options.
(10)	Consists of 12,000 shares of common stock and 346,244 shares of common stock issuable upon exercise of options.
(11)	Consists of 72,105 shares of common stock issuable upon exercise of options.
(12)	Consists of 3,333 shares of common stock issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock is undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of June 30, 2019, there were 31,297,423 shares of common stock issued and outstanding held of record by 71 stockholders. Based on the number of shares of common stock outstanding as of June 30, 2019, and the issuance by us of 4,500,000 shares of common stock in this offering, there will be 35,797,423 shares of common stock outstanding upon the completion of this offering.

As of June 30, 2019, there were 4,590,804 shares of common stock subject to outstanding options.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Certain holders of shares of our common stock, including all of our former preferred stockholders prior to our initial public offering, including certain holders of more than five percent of our capital stock and entities affiliated with certain of our directors, are entitled to certain rights with respect to registration of their respective shares of common stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investors’ rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes (collectively, Selling Expenses) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier to occur of (i) April 16, 2022 or (ii) with respect to any particular holder, at such time all registrable securities issuable or issued upon conversion of the shares held by and issuable to such holder may be sold pursuant to Rule 144 under the Securities Act during any 90-day period.

Demand Registration Rights

The holders of the registrable securities are entitled to certain demand registration rights. At any time after October 14, 2019, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities that have an aggregate offering price that exceeds $30,000,000. We will not be required to effect more than two registrations pursuant to these demand registration rights.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities are entitled to certain Form S-3 registration rights. Holders of the registrable securities may request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then- outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act, but stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder; and provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Nasdaq Global Select Market Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TPTX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital in the future. As described below, only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below. Nonetheless, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2019, upon the completion of this offering and assuming (i) no exercise of the underwriters’ option to purchase additional shares of common stock from us and (ii) no exercise of outstanding options, an aggregate of 35,797,423 shares of common stock will be outstanding.

All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if their offer and sale are registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 or 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, based on the number of shares of our common stock outstanding on June 30, 2019, shares of our common stock will be available for sale in the public market as follows:

•

beginning October 14, 2019, up to 14,057,100 shares held by existing securityholders prior to our initial public offering may be eligible for sale in the public market, of which 7,597,367 shares are held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

approximately 6,569,637 additional shares of our common stock will be eligible for sale upon expiration of lock-up agreements entered into in connection with this offering described below, beginning 90 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of our company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act. In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, although a portion of these shares have been registered on Form S-8 as described below.

As of June 30, 2019, options to purchase a total of 4,590,804 shares of common stock were outstanding, of which 578,836 shares were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements and Market Stand-Off Agreements

In connection with this offering, we, our directors, executive officers, and certain of our stockholders have agreed that for a period of 90 days following the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without prior consent of Goldman Sachs & Co. LLC and SVB Leerink LLC. See the section titled “Underwriters” for a more complete description of the lock-up agreements with the underwriters.

In connection with our initial public offering, we, along with our officers, directors, and holders of substantially all of our capital stock, stock options and other securities convertible into, exercisable or exchangeable for our capital stock outstanding immediately prior to the closing of our initial public offering entered into market stand-off agreements with us and have entered into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from April 16, 2019 to October 14, 2019, except with the prior written consent of Goldman Sachs & Co. LLC and SVB Leerink LLC.

The underwriters intend to waive, with respect to the shares being sold in this offering, the restrictions under the lock-up agreement applicable to us.

Registration Rights

Certain holders of our shares of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Registration Statement on Form S-8

We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the Prior Plan, the 2019 Plan and the ESPP. Accordingly, shares registered under this registration statement are available for sale in the open market, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a discussion of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects relating thereto. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock, as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons” have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a “United States person.”

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

This discussion is limited to non-U.S. holders that hold shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. estate or gift tax, or any state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies, U.S. expatriates and certain former citizens or long-term residents of the United States and “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships or such entities or arrangements. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences with respect to the matters discussed below.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Sale, Exchange or Other Disposition of Our Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts, dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy relevant certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must furnish to us or the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income is taxed, on a net income basis, at the same graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed, on a net income basis, at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” (as defined in the Code). Even if we are or become a U.S. real property holding corporation, provided that our common stock is “regularly traded” (as defined in the applicable Treasury Regulations) on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a “United States person” (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is established under the provisions of a specific income tax treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The withholding provisions described above currently apply to dividends on our common stock and, subject to the recently released proposed regulations described in the next sentence, will apply to gross proceeds of a sale or other disposition of our common stock. The Treasury Department recently released proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED OR RECENT CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and SVB Leerink LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,070,000
SVB Leerink LLC	1,530,000
Guggenheim Securities, LLC	450,000
Wedbush Securities Inc.	450,000

Total	4,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 675,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 675,000 additional shares from us.

Paid by Us	No Exercise	Full Exercise
Per Share	$2.70	$2.70
Total	$12,150,000.00	$13,972,500.00

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.62 per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with our initial public offering, we, our officers, directors, and holders of substantially all of our common stock agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock for 180 days following the date of our initial public offering. Goldman Sachs & Co. LLC and SVB Leerink LLC, on behalf of the underwriters in our initial public offering, have consented to the release of this lock-up restriction with respect to the shares of our common stock to be sold in this offering.

In connection with this offering, subject to certain exceptions, we, our directors, executive officers, and certain of our stockholders have agreed not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the permission of

Goldman Sachs & Co. LLC and SVB Leerink LLC, on behalf of the underwriters, for a period of 90 days following the date of this prospectus. Goldman Sachs & Co. LLC and SVB Leerink LLC may, in their discretion, release any of the securities subject to the lock-up agreements with the underwriters at any time.

The restrictions described in the immediately preceding paragraph that are applicable to us do not apply to:

•	shares to be sold in connection with this offering;

•

shares or other securities or other awards convertible into, or exercisable for, or that represent the right to receive, shares pursuant to the our stock plans or otherwise in equity compensation arrangements described in this prospectus;

•

shares issued upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities described in this prospectus and outstanding as of the date of the underwriting agreement;

•	the filing by us of any registration statement on Form S-8 relating to any of our stock plans described in this prospectus; and

•

shares or securities convertible into or exchangeable for, or that represent the right to receive, shares issued in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, businesses, property or assets of another person or entity pursuant to any employee benefit plan assumed by us, provided that the aggregate number of shares that we may sell or issue or agree to sell or issue shall not exceed 7.5% of the total number of shares of stock issued and outstanding immediately following the completion of this offering and the recipients thereof provide to the representatives a signed lock-up letter in the form described above.

The restrictions described above that are applicable to our directors, executive officers and certain of our stockholders do not apply to certain transactions including:

•	subject to certain limitations, transfers as a bona fide gift or gifts;

•	subject to certain limitations, transfers to any immediate family member or any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor;

•	subject to certain limitations, transfers of shares acquired in this offering or in open market transactions after this offering;

•

subject to certain limitations, transfers of our securities to us by way of net exercise or to satisfy tax withholding obligations in connection with the exercise or settlement of securities terminating or expiring during the lock-up period pursuant to the terms of any employee benefit plan, option, warrant or other right disclosed in this prospectus;

•	subject to certain limitations, transfers by will or intestate succession;

•	subject to certain limitations, transfers pursuant to a qualified domestic order or divorce settlement;

•

subject to certain limitations, transfers pursuant to agreements under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares upon termination of service of the transferor;

•	subject to certain limitations, transfers to affiliates or to any investment fund or other entity controlled or managed by, or under common control with, such person or its affiliates;

•	subject to certain limitations, transfers pursuant to a distribution to partners, members or stockholders of such person;

•

transfers of such securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control that has been approved by our board of directors; and

•	subject to certain limitations, the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “TPTX”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.00.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common units are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We maintain a website at www.tptherapeutics.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

TURNING POINT THERAPEUTICS, INC.

Turning Point Therapeutics, Inc.

Condensed Balance Sheets

(In thousands, except share amounts)

	June 30, 2019	December 31, 2018
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$78,781	$101,029
Marketable securities, available for sale	171,389	—
Prepaid expenses and other current assets	4,998	494

Total current assets	255,168	101,523
Property and equipment, net	954	1,000
Right-of-use assets from operating leases	1,250	—
Security deposits	73	73
Deferred financing costs	—	684

Total assets	$257,445	$103,280

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Liabilities:
Current liabilities:
Accounts payable	$4,086	$1,494
Accrued expenses and other current liabilities	1,992	2,415
Accrued compensation	1,672	1,413
Current portion of operating lease liabilities	138	—

Total current liabilities	7,888	5,322

Other long-term liabilities	260	—
Operating lease liabilities, net of current portion	1,382	448

Commitments and contingencies (Note 7)

Convertible preferred stock, $0.0001 par value; 0 shares issued and outstanding as of June 30, 2019 and 65,423,901 shares issued and outstanding as of December 31, 2018; aggregate liquidation preference of $0 and $146,460 as of June 30, 2019 and December 31, 2018, respectively	—	145,916

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 200,000,000 shares authorized as of June 30, 2019 and 104,000,000 shares authorized as of December 31, 2018; 31,297,423 shares issued and outstanding as of June 30, 2019; 3,411,516 shares issued and outstanding at December 31, 2018	34	1
Additional paid-in capital	328,978	2,346
Accumulated other comprehensive income	345	—
Accumulated deficit	(81,442)	(50,753)

Total stockholders’ equity (deficit)	247,915	(48,406)

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$257,445	$103,280

See accompanying notes.

Turning Point Therapeutics, Inc.

Condensed Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Operating expenses:
Research and development	$13,711	$4,369	$24,162	$8,713
General and administrative	4,743	803	8,357	1,319

Total operating expenses	18,454	5,172	32,519	10,032

Loss from operations	(18,454)	(5,172)	(32,519)	(10,032)
Interest income	1,312	135	1,830	262

Net loss	$(17,142)	$(5,037)	$(30,689)	$(9,770)

Other comprehensive income:
Unrealized gain on marketable securities, net of tax	345	—	345	—

Comprehensive loss	$(16,797)	$(5,037)	$(30,344)	$(9,770)

Net loss per share, basic and diluted	$(0.70)	$(1.49)	$(2.19)	$(2.89)

Weighted-average common shares outstanding, basic and diluted	24,479,767	3,380,899	14,004,957	3,374,787

See accompanying notes.

Turning Point Therapeutics, Inc.

Condensed Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive income (loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	65,423,901	$145,916	3,411,516	$1	$2,346	$—	$(50,753)	$(48,406)
Option exercises	—	—	12,337	—	22	—	—	22
Stock-based compensation expense	—	—	—	—	1,926	—	—	1,926
Net loss	—	—	—	—	—	—	(13,547)	(13,547)

Balance at March 31, 2019	65,423,901	145,916	3,423,853	1	4,294	—	(64,300)	(60,005)

Issuance of common stock in connection with a public offering, net of underwriting discounts, commissions, and offering costs	—	—	10,637,500	18	175,133	—	—	175,151
Conversion of convertible preferred stock into common stock	(65,423,901)	(145,916)	16,993,194	15	145,901	—	—	145,916
Option exercises	—	—	242,876	—	591	—	—	591
Stock-based compensation expense	—	—	—	—	3,059	—	—	3,059
Net loss	—	—	—	—	—	—	(17,142)	(17,142)
Other comprehensive income, net of tax	—	—	—	—	—	345	—	345

Balance at June 30, 2019	—	$—	31,297,423	$34	$328,978	$345	$(81,442)	$247,915

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	39,135,778	$66,161	3,367,742	$1	$1,123	$—	$(25,968)	$(24,844)
Option exercises	—	—	2,597	—	6	—	—	6
Stock-based compensation expense	—	—	—	—	85	—	—	85
Net loss	—	—	—	—	—	—	(4,733)	(4,733)

Balance at March 31, 2018	39,135,778	66,161	3,370,339	1	1,214	—	(30,701)	(29,486)

Option exercises	—	—	20,777	—	39	—	—	39
Stock-based compensation expense	—	—	—	—	137	—	—	137
Net loss	—	—	—	—	—	—	(5,037)	(5,037)

Balance at June 30, 2018	39,135,778	$66,161	3,391,116	$1	$1,390	$—	$(35,738)	$(34,347)

See accompanying notes.

Turning Point Therapeutics, Inc.

Condensed Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Operating activities
Net loss	$(30,689)	$(9,770)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	4,985	222
Depreciation	233	39
Accretion of discount on marketable securities, available for sale	(359)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,821)	(454)
Accounts payable	2,595	266
Accrued expenses and other current liabilities	(246)	(912)
Accrued compensation	258	63
Operating lease right-of-use assets and liabilities, net	(95)	(7)

Net cash used in operating activities	(27,139)	(10,553)

Investing activities
Purchases of marketable securities, available for sale	(170,685)	—
Purchases of property and equipment	(188)	(138)

Net cash used in investing activities	(170,873)	(138)

Financing activities
Proceeds from issuance of common stock in a public offering, net	175,151	—
Proceeds from issuance of common stock from stock option exercises	613	45

Net cash provided by financing activities	175,764	45
Net increase in cash and cash equivalents	(22,248)	(10,646)
Cash and cash equivalents at the beginning of period	101,029	45,033

Cash and cash equivalents at the end of period	$78,781	$34,387

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1	$1
Supplemental disclosure of non-cash investing and financing information:
Operating lease liabilities arising from obtaining right-of-use assets	$1,520	$—

See accompanying notes.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

1. Formation and Business of the Company; Basis of Presentation

Organization

Turning Point Therapeutics, Inc. (the Company) was organized in 2013 and commenced operations in 2014. The Company is a clinical stage biopharmaceutical company designing and developing novel small molecule, targeted oncology therapies. The Company’s principal operations are in the United States and the Company operates in one segment, with its headquarters in San Diego, California.

The Company’s primary activities since inception have been to build infrastructure, conduct research and development, including clinical trials, perform business and financial planning, and raise capital.

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and pursuant to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (SEC). Accordingly, since they are interim statements, the accompanying condensed financial statements do not include all of the information and notes required by GAAP for complete financial statements. The unaudited interim financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the periods presented. All such adjustments are of a normal and recurring nature. The condensed balance sheet at December 31, 2018 has been derived from the audited financial statements at that date, but does not include all information and footnotes required by U.S. GAAP for complete financial statements. The operating results presented in these unaudited condensed financial statements are not necessarily indicative of the results that may be expected for any future periods. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2018 included in the Company’s prospectus dated April 16, 2019 that forms a part of the Company’s Registration Statements on Form S-1, as filed with the SEC pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended, on April 18, 2019.

Initial Public Offering

On April 22, 2019, the Company completed an initial public offering (IPO) of its common stock. In connection with its IPO, the Company issued and sold 10,637,500 shares of its common stock at a price to the public of $18.00 per share. The proceeds from the IPO were approximately $175.2 million after deducting underwriting discounts and commissions of $13.4 million and offering expenses of approximately $2.9 million payable by the Company. At the closing of the IPO, 65,423,901 shares of outstanding convertible preferred stock were automatically converted into 16,993,194 shares of common stock. Following the IPO, there were no shares of preferred stock outstanding.

Reverse Stock Split

On April 5, 2019, the Company effected a 1-for-3.85 reverse stock split of its common stock. The par value and the authorized number of shares of the common stock were not adjusted as a result of the reverse stock split. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

Liquidity

Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year from the financial statement issuance date. The Company determined that there are no conditions or events that raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed financial statements for the quarter ended June 30, 2019 are issued.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to preclinical and clinical study accruals and stock-based compensation costs. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Marketable securities, Available-for-Sale

The Company classifies all marketable securities as available-for-sale, as the sale of such securities may be required prior to maturity. These marketable securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as interest and dividends, are included in interest income. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and are also included in interest income.

Concentration of Credit Risk

Substantially all the Company’s cash and money market funds are held with a single financial institution. Due to its size, the Company believes this financial institution represents a minimal credit risk. Cash amounts held at financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At June 30, 2019, the Company had $249.9 million in excess of the FDIC insured limit. At June 30, 2019, the Company’s money market funds and marketable securities, available for sale are not subject to FDIC insurance. The Company’s money market funds and short-term investments are invested in short term, high grade securities. As a result, the Company believes its money market and marketable securities, available for sale represent a minimal credit risk.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, which ranges between three to seven years. Tenant improvements are stated at cost and depreciated over the shorter of the estimated useful life or the remaining life of the lease at the time the asset is placed into service.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

Intellectual Property

The legal and professional costs incurred by the Company to maintain its patent rights have been expensed as part of general and administrative expenses since inception. As of June 30, 2019, and 2018, the Company has determined that these expenses have not met the criteria to be capitalized. Intellectual property related expenses were $0.1 million for the three months ended June 30, 2019 and 2018, respectively and were $0.3 million for the six months ended June 30, 2019 and 2018, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist primarily of salaries and other personnel-related expenses, including stock-based compensation; facility-related expenses; depreciation of facilities and equipment; laboratory consumables; and services performed by clinical research organizations, clinical manufacturing services, research institutions, and other outside service providers.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

The Company follows the provisions of the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification that defines a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the Income Taxes Topic, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee and non-employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of actual forfeitures during the period. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. Prior to our initial public offering, the exercise price for all stock options granted was at the estimated fair value of the underlying common stock as determined on the date of grant by the Company’s Board of Directors.

Net Loss Per Share

The Company computes basic loss per share by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss assumes the conversion, exercise or

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

issuance of all potential common stock equivalents, unless the effect of inclusion would be anti-dilutive. For purposes of this calculation, common stock equivalents include the Company’s stock options and convertible preferred stock, which is convertible into shares of the Company’s common stock. No shares related to the convertible preferred stock were included in the diluted net loss calculation for the three and six months ended June 30, 2018 because the inclusion of such shares would have had an anti-dilutive effect. The shares to be issued upon exercise of certain outstanding stock options were also excluded from the diluted net loss calculation for the three and six months ended June 30, 2019 and 2018 because such shares are anti-dilutive.

Historical outstanding anti-dilutive securities not included in the diluted net loss per share calculation include the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Convertible preferred stock (as converted)	—	10,165,120	—	10,165,120
Common stock options	4,590,804	1,055,445	4,590,804	1,055,445

Total	4,590,804	11,220,565	4,590,804	11,220,565

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. This update is effective for annual periods beginning after December 15, 2019, and interim periods within those periods, and early adoption is permitted. The Company is in the process of determining the effects the adoption will have on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which adds and modifies certain disclosure requirements for fair value measurements. Under the new guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, or valuation processes for Level 3 fair value measurements. However, public companies will be required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and related changes in unrealized gains and losses included in other comprehensive income. This update is effective for annual periods beginning after December 15, 2019, and interim periods within those periods, and early adoption is permitted. The Company is in the process of determining the impact the adoption will have on its financial statements.

Recently Adopted Accounting Standards Updates

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. ASU 2016-02 requires lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. The Company adopted the new standard beginning January 1, 2019 using a modified retrospective approach. ASU 2016-02 provides a number of optional practical expedients and accounting policy

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

elections. The Company elected the package of practical expedients requiring no reassessment of whether any expired or existing contracts are or contain leases, the lease classification of any expired or existing leases, or initial direct costs for any existing leases. As a result of these decisions, financial information will not be updated, and the disclosures required under this guidance will not be provided for dates and periods prior to January 1, 2019. Additionally, the Company elected the hindsight provision for determining the lease term and elected to aggregate all lease and non-lease components for each class of underlying assets into a single lease component.

The Company currently has one operating lease for office and laboratory spaces in San Diego, California. The operating lease was impacted by the new accounting standard and resulted in the present values of the future lease payments being presented as a right-to-use asset, with a corresponding lease liability at the date of adoption. The financial impact from the adoption of this guidance is discussed in Note 7.

3. Marketable Securities, Available-for-Sale

The Company invests its excess cash in marketable securities, including debt instruments of financial institutions, corporations with investment grade credit ratings, commercial paper and government agencies. The Company’s available for sale marketable securities consisted of the following (in thousands):

June 30, 2019

	Maturity in Years	Amortized Cost	Unrealized		Fair Value
			Gains	Losses
U.S. government agency securities	Less than 1	$2,750	$1	$—	$2,751
Corporate debt securities	Less than 1	97,756	194	—	97,950
Commercial Paper	Less than 1	70,538	150	—	70,688

Total marketable securities		$171,044	$345	$—	$171,389

The Company did not hold marketable securities as of December 31, 2018. Gross realized gains and losses on available-for-sale securities were immaterial during the three and six months ended June 30, 2019.

None of the investments have been in a gross unrealized loss for a period greater than 12 months. At each reporting date, we perform an evaluation of impairment to determine if any unrealized losses are other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition of the issuer, and our intent and ability to hold the investment until recovery of the amortized cost basis. We intend and have the ability to hold our investments in unrealized loss positions until their amortized cost basis has been recovered. Based on our evaluation, there were no unrealized losses at June 30, 2019.

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

orderly transaction between market participants at the measurement date. Fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The Company determines the fair value of financial assets and liabilities using three levels of inputs as follows:

Level 1 – Inputs which include quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted market prices included in Level 1) that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

Level 3 – Unobservable inputs for assets or liabilities and include little or no market activity.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. During the three and six months ended June 30, 2019, the Company had no Level 3 financial assets or liabilities that were subject to fair value measurements on a recurring basis. During the three and six months ended June 30, 2018, the Company had no Level 2 or 3 financial assets or liabilities that were subject to fair value measurements on a recurring basis.

The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	Fair Value Measurements at June 30, 2019 Using:
	Level 1	Level 2	Level 3	Total
Money market funds included in cash and cash equivalents	$73,794	$—	$—	$73,794
U.S. government agency securities	—	2,751	—	2,751
Corporate debt securities	—	97,950	—	97,950
Commercial Paper	—	70,688	—	70,688

Total	$73,794	$171,389	$—	$245,183

	Fair Value Measurements at December 31, 2018 Using:
	Level 1	Level 2	Level 3	Total
Money market funds included in cash and cash equivalents	$98,268	$—	$—	$98,268

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30, 2019	December 31, 2018
Laboratory equipment	$508	$388
Computer equipment and software	69	138
Tenant improvements	677	679
Furniture and fixtures	32	66

	1,286	1,271
Less: accumulated depreciation	(332)	(271)

	$954	$1,000

Depreciation expense was $0.1 million and $19,000 for the three months ended June 30, 2019 and 2018, respectively and depreciation expense was $0.2 million and $39,000, six months ended June 30, 2019 and 2018, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	June 30, 2019	December 31, 2018
Accrued research and development expenses	$1,739	$1,677
Accrued general and administrative expenses	208	548
Other current liabilities	45	190

Total	$1,992	$2,415

7. Commitments and Contingencies

Operating Leases

The Company entered into a lease agreement during January 2016, which commenced in July 2016, for its current office and primary research facility located in San Diego, California. In June 2018, the Company amended its existing lease agreement to expand its office and laboratory space within the same building, which the Company occupied commencing September 2018. The amended lease term for all leased premises had an expiration date of December 31, 2021, and an option to extend the lease term on all leased space for one additional five-year term. As of the date of adoption of ASC 842, the Company was not reasonably certain that it would exercise the extension option, and as such, did not include this option in the determination of the total lease term. The lease includes both discounts of certain base rents during 2016 and 2019, and escalating lease payments over the term.

On January 1, 2019, in conjunction with the adoption of the guidance in ASU 2016-02—“Leases”, the Company recognized a right-of-use asset and corresponding lease liability for its facility lease as the present value of lease payments not yet paid at January 1, 2019. The right-of-use asset and corresponding lease liability was estimated assuming the remaining lease term of 36 months at January 1, 2019, and an estimated discount rate of 8.5%, which was the Company’s incremental

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

borrowing rate at the date of adopting ASC 842. The Company recorded a lease liability of $2.3 million and right-of-use asset of $1.7 million, which is net of $0.6 million of the Company’s previously capitalized tenant improvement allowance and deferred rent, upon adoption.

In June 2019, the Company amended the terms of its existing facility lease and in conjunction with entering into a lease for additional office and laboratory space, agreed to surrender a portion of its current laboratory and office space and extend the lease term for its remaining laboratory and office space to June 30, 2023. The execution of the new lease and the amendment to the Company’s existing facility lease were accounted for as a single contract for accounting purposes, as the counterparty to both contracts is the Company’s existing landlord and both agreements were negotiated contemporaneously as a package to achieve the same commercial objective.

In June 2019, the Company accounted for the partial surrender of office and laboratory space as a reduction to its existing right-of-use asset and liability totaling $0.6 million, and $0.9 million, respectively. The difference between these amounts was recorded as a $0.3 million deferred gain. The deferred gain was recorded as a component of other long-term liabilities on the balance sheets and will be recognized as an offset to future rent expense over the remaining term of the amended lease.

In addition, in June 2019, and in connection with the extension of the lease term of our previously existing office and laboratory space, the Company recognized an incremental increase to its existing right of use asset and lease liability of $0.5 million, respectively. The adjustment was computed assuming a lease term ending in June 2023 and an estimated incremental borrowing rate of 8.5%. This right-of-use asset was recorded net of $0.3 million which represents the Company’s net unamortized capitalized tenant improvement allowance and deferred rent.

The commencement date for the new lease is July 2019 and it has a lease expiration date of June 30, 2023. In addition to base rental payments under this lease, which escalate over the term of the lease, the Company will also be responsible for the payment of its share of the estimated annual operating expenses, property tax expenses, and utilities costs related to this lease of additional space. The lease also contains an option to extend the lease term on all leased space for one additional five-year term. As of June 30, 2019, the Company was not reasonably certain that it would exercise the extension option, and as such, will not include this option in the determination of the total lease term for accounting purposes. The Company expects to record a right-to-use asset and lease liability for the new leased space using a discount rate of 8.5%, which is the Company’s incremental borrowing rate. We did not record a right-of-use asset or lease liability for the new leased space as of June 30, 2019, as the commencement date and right-of-use for the new space was July 1, 2019.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

Future minimum payments under the amended lease as of June 30, 2019 are as follows (in thousands):

2019 (Six months remaining)	$155
2020	457
2021	471
2022	486
2023	247

Total future minimum lease payments	1,816

Less: Amounts representing interest	(296)

Total lease liability	$1,520

Remaining lease term	4.0 years

Rent expense was $0.1 million for the three months ended June 30, 2019 and 2018, respectively and was $0.3 million and $0.2 million for each of the six months ended June 30, 2019 and 2018, respectively. The Company made cash payments related to its operating lease agreement of $0.2 million and $0.1 million for the three months ended June 30, 2019 and 2018, respectively and $0.4 million and $0.2 million for the six months ended June 30, 2019 and 2018, respectively. The Company expects to pay $0.7 million in 2019, $1.6 million in 2020, $1.7 million in 2021, $1.7 million in 2022, and $0.9 million in 2023, which includes lease payments for the new office space.

8. Related Party Transactions

The Company has entered into several contracts for drug product development and manufacturing with a vendor for which one of the Company’s former directors is a co-founder and part owner. The Company paid this related party $0.1 million for the three and six months ended June 30, 2019 and 2018, respectively, for drug product development and manufacturing services. The Company did not have any unpaid invoices with the related party as of June 30, 2019 and 2018, respectively.

9. Equity

The Company’s 2019 Equity Incentive Plan as amended (the Plan), provides for the grant of stock options, restricted stock and other equity awards of the Company’s common stock to employees, officers, consultants, and directors. As of June 30, 2019, the Plan had a maximum of 3,404,401 total shares available for issuance.

Options expire within a period of not more than ten years from the date of grant. Initial option grants to employees typically vest 25% after one year and monthly thereafter over a three-year period and expire between one and three months after employee termination. Subsequent option grants to employees and grants to non-employees typically vest monthly over a four-year period. The majority of options outstanding at June 30, 2019, had vesting periods of four years.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

The following summarizes option activity under the Plan:

	Outstanding Options
	Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)	(in thousands)
Balances as of December 31, 2018	3,597,638	$4.40	9.5	$15,056
Options granted	1,472,323	$14.47
Options exercised	(255,213)	$2.40
Options cancelled	(223,944)	$4.72

Balances as of June 30, 2019	4,590,804	$7.73	9.1	$151,371

Options vested and exercisable as of June 30, 2019	578,836	$3.80	7.2	$21,360

The weighted-average grant-date fair value of options granted to employees was $15.62 and $3.50 for the three months ended June 30, 2019 and 2018, respectively, and was $14.65 and $3.64, for the six months ended June 30, 2019 and 2018, respectively.

Stock-Based Compensation Expense

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants were as follows:

Expected Term—The Company uses the “simplified method” for estimating the expected term of employee options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company estimates expected volatility based on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the stock options.

Expected Dividend—The Company has not issued any dividends and does not expect to issue dividends over the life of the options. As a result, the Company has estimated the dividend yield to be zero.

Turning Point Therapeutics, Inc.

Notes to Unaudited Condensed Financial Statements

The fair values of the employee stock options granted were estimated using the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Risk-free interest rate	2.29%	2.79%	2.42%	2.79%
Volatility	83.1%	82.5%	80.6%	82.5%
Expected term (in years)	6.00	6.07	6.04	6.04
Dividend yield	—%	—%	—%	—%

Stock-based compensation expense, net of forfeitures, is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Research and development	$1,292	$76	$2,281	$117
General and administrative	1,767	61	2,704	105

Total stock-based compensation	$3,059	$137	$4,985	$222

As of June 30, 2019, there was $34.0 million in total unrecognized compensation expense to be recognized over a weighted average period of 3.22 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	June 30, 2019	December 31, 2018
Conversion of preferred stock outstanding	—	16,993,194
Common stock options outstanding	4,590,804	3,597,638
Shares available for issuance under the Plan	3,404,401	1,816,266

Total	7,995,205	22,407,098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Turning Point Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Turning Point Therapeutics, Inc. (the Company) as of December 31, 2017 and 2018, the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

San Diego, California

March 21, 2019,

except for the last paragraph of Note 12, as to which the date is

April 8, 2019

TURNING POINT THERAPEUTICS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2017	2018
Assets
Current assets:
Cash and cash equivalents	$45,033	$101,029
Prepaid expenses and other current assets	581	494

Total current assets	45,614	101,523
Property and equipment, net	256	1,000
Security deposits	38	73
Deferred financing costs	—	684

Total assets	$45,908	$103,280

Liabilities, convertible preferred stock, and stockholders’ deficit
Liabilities:
Current liabilities:
Accounts payable	$1,339	$1,494
Accrued expenses and other current liabilities	2,750	2,415
Accrued compensation	436	1,413

Total current liabilities	4,525	5,322
Deferred rent	66	448
Commitments and contingencies (Note 6)

Convertible preferred stock, $0.0001 par value; 39,135,778 shares authorized, issued and outstanding at December 31, 2017; 65,423,901 shares authorized, issued and outstanding at December 31, 2018; aggregate liquidation preference of $66,460 at December 31, 2017; aggregate liquidation preference of $146,460 at December 31, 2018	66,161	145,916

Stockholders’ deficit:
Common stock, $0.0001 par value; 60,000,000 shares authorized at December 31, 2017, 3,367,742 shares issued and outstanding at December 31, 2017; 104,000,000 shares authorized at December 31, 2018, 3,411,516 shares issued and outstanding at December 31, 2018	1	1
Additional paid-in capital	1,123	2,346
Accumulated deficit	(25,968)	(50,753)

Total stockholders’ deficit	(24,844)	(48,406)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$45,908	$103,280

See accompanying notes.

TURNING POINT THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2018
Operating expenses:
Research and development	$15,241	$21,062
General and administrative	1,487	4,578

Total operating expenses	16,728	25,640

Loss from operations	(16,728)	(25,640)
Interest income	136	856
Income taxes	(1)	(1)

Net loss and comprehensive loss	$(16,593)	$(24,785)

Net loss per share, basic and diluted	$(4.97)	$(7.31)

Weighted-average common shares outstanding, basic and diluted	3,337,640	3,388,586

See accompanying notes.

TURNING POINT THERAPEUTICS, INC.

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2016	19,719,133	$21,373	3,324,673	$1	$716	$(9,375)	$(8,658)
Issuance of Series C convertible preferred stock, net of $212 in issuance costs	19,416,645	44,788	—	—	—	—	—
Option exercises	—	—	43,069	—	63	—	63
Stock-based compensation expense	—	—	—	—	344	—	344
Net loss	—	—	—	—	—	(16,593)	(16,593)

Balance at December 31, 2017	39,135,778	66,161	3,367,742	1	1,123	(25,968)	(24,844)
Issuance of Series D convertible preferred stock, net of $245 in issuance costs	26,288,123	79,755	—	—	—	—	—
Option exercises	—	—	43,774	—	76	—	76
Stock-based compensation expense	—	—	—	—	1,147	—	1,147
Net loss	—	—	—	—	—	(24,785)	(24,785)

Balance at December 31, 2018	65,423,901	$145,916	3,411,516	$1	$2,346	$(50,753)	$(48,406)

See accompanying notes.

TURNING POINT THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018
Operating activities
Net loss	$(16,593)	$(24,785)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	344	1,147
Depreciation	52	138
Deferred rent	(13)	(40)
Loss on disposal of assets	11	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(179)	88
Security deposits	7	(35)
Accounts payable	1,286	(119)
Accrued expenses and other current liabilities	2,090	(905)
Accrued compensation	355	978

Net cash used in operating activities	(12,640)	(23,533)

Investing activities
Purchase of property and equipment	(88)	(302)

Net cash used in investing activities	(88)	(302)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	44,788	79,755
Proceeds from issuance of common stock from stock option exercises	63	76

Net cash provided by financing activities	44,851	79,831

Net increase in cash and cash equivalents	32,123	55,996
Cash and cash equivalents at beginning of year	12,910	45,033

Cash and cash equivalents at end of year	$45,033	$101,029

Supplemental disclosure of cash flow information
Cash paid for income taxes	$1	$1
Supplemental disclosure of non-cash investing and financing information
Costs incurred in connection with initial public offering included in accounts payable and accrued expenses	$—	$684
Capitalized value of tenant improvement allowance	$—	$583

See accompanying notes.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

1. Formation and Business of the Company

Organization

Turning Point Therapeutics, Inc. (the Company) was organized on October 8, 2013, and commenced operations in 2014. The Company is a clinical-stage biopharmaceutical company designing and developing novel small molecule, targeted oncology therapies. The Company’s principal operations are in the United States and operates in one segment, with its headquarters in San Diego, California.

The Company’s primary activities since inception have been to build infrastructure, conduct research and development, including clinical trials, perform business and financial planning, and raise capital.

Liquidity

Management evaluates whether there are relevant conditions and events that in aggregate raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year from the date that the financial statements are issued.

The Company’s activities are subject to significant risks and uncertainties, including concentration on the Company’s lead development program, which has significant competition from cancer therapies in development by other companies or already approved for sale by the U.S. Food and Drug Administration.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Drug candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to the valuation of equity awards, preclinical and clinical study accruals, fair value of assets and liabilities, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

circumstances. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017 and 2018, cash equivalents consisted of checking, savings, and money-market balances. The Company places its cash with high-credit-quality financial institutions. All of the Company’s cash and cash equivalent balances are maintained at two financial institutions domiciled in the United States.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of these items.

Concentration of Credit Risk

Substantially all of the Company’s cash and money market funds are held with a single financial institution. Due to its size, the Company believes this financial institution represents a minimal credit risk. Cash amounts held at financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250. At December 31, 2018, the Company had $2,261 in excess of the FDIC insured limit. At December 31, 2018, the Company’s money market funds totaling $98,268 are not subject to FDIC insurance. The Company’s money market funds are invested in short term, high grade U.S. Treasuries. As a result, the Company believes its money market funds represent a minimal credit risk.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, which ranges between three to seven years. Tenant improvements are stated at cost and depreciated over the shorter of the estimated useful life or the remaining life of the lease at the time the asset is placed into service.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its respective fair value. The Company has not recognized any impairment losses during the years ended December 31, 2017 and 2018.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

Intellectual Property

The legal and professional costs incurred by the Company to maintain its patent rights have been expensed as part of general and administrative expenses since inception. As of December 31, 2017 and 2018, the Company has determined that these expenses have not met the criteria to be capitalized. Intellectual property-related expenses for the years ended December 31, 2017 and 2018 were $203 and $453, respectively.

Deferred Rent

Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis for the facility the Company occupies. The Company’s lease for its facility provides for periods of discounted rent and fixed increases in minimum annual rental payments. The total amount of rental payments due over the lease term is being charged to rent expense ratably over the term of the lease.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, accounting and audit services.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist primarily of salaries and other personnel-related expenses, including stock-based compensation; facility-related expenses; depreciation of facilities and equipment; laboratory consumables; and services performed by clinical research organizations, research institutions, and other outside service providers.

The Company records accrued liabilities for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued liabilities in the balance sheet and within research and development expense in the statement of operations. These costs are a significant component of the Company’s research and development expense. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

The Company follows the provisions of the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification that defines a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under the Income Taxes Topic, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Stock-Based Compensation

For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options issued using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

Expected Term—The Company uses the “simplified method” for estimating the expected term of employee options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company estimates expected volatility based on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the stock options.

Expected Dividend—The Company has not issued any dividends and does not expect to issue dividends over the life of the options. As a result, the Company has estimated the dividend yield to be zero.

The estimated fair value of stock options granted to employees and non-employee service providers are expensed over the requisite service period (generally the vesting term) on a straight-line basis. The Company accounts for the impact of forfeitures as they occur.

Net Loss Per Share

The Company computes basic loss per share by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would be anti-dilutive.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

For purposes of this calculation, common stock equivalents include the Company’s stock options and convertible preferred stock, which is convertible into shares of the Company’s common stock. No shares related to the convertible preferred stock were included in the diluted net loss calculation for the years ended December 31, 2017 or 2018 because the inclusion of such shares would have had an anti-dilutive effect. The shares to be issued upon exercise of certain outstanding stock options were also excluded from the diluted net loss calculation for the years ended December 31, 2017 and 2018 because such shares are anti-dilutive.

Historical outstanding anti-dilutive securities not included in the diluted net loss per share calculation include the following:

	Year Ended December 31,
	2017	2018
Convertible preferred stock (as converted)	10,165,120	16,993,194
Common stock options	584,019	3,597,638

Total	10,749,139	20,590,832

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, “Leases”. ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. The Company plans to adopt the new standard beginning January 1, 2019. The Company currently has one operating lease for office and laboratory spaces in San Diego, California. The Company expects this operating lease to be impacted by the new accounting standard that will result in the present values of the future lease payments being presented as a right-to-use asset, with a corresponding lease liability at the date of adoption. ASU 2016-02 will be adopted using a modified retrospective approach and the effective date will be as of the initial application. Consequently, financial information will not be updated, and the disclosures required under ASU 2016-02 will not be provided for dates and periods prior to January 1, 2019. ASU 2016-02 provides a number of optional practical expedients and accounting policy elections. The Company expects to elect the package of practical expedients requiring no reassessment of whether any expired or existing contracts are or contain leases, the lease classification of any expired or existing leases, or initial direct costs for any existing leases. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial position, results of operations or cash flows.

Recently Adopted Accounting Standards Updates

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new standard requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASU 2014-09 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

the current guidance. The new standard allows for two methods of adoption: (a) full retrospective adoption, meaning the standard is applied to all periods presented, or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance. The Company adopted the new standard on January 1, 2018. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows as the Company did not have any revenue-generating arrangements.

In June 2018, the FASB issued Accounting Standards Update No. 2018-07, Compensation—Stock Compensation, which aligns the measurement and classification guidance for share-based payment to non-employees with the guidance for share-based payments to employees. Under the new guidance, the measurement period for equity-classified non-employee awards will be fixed at the grant date. The Company adopted ASU 2018-07 as of January 1, 2018. The cumulative effect of the change on accumulated deficit was immaterial as of January 1, 2018.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The Company determines the fair value of financial assets and liabilities using three levels of inputs as follows:

Level 1—Inputs which include quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

Level 3—Unobservable inputs for assets or liabilities and include little or no market activity.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. During the years ended December 31, 2017 and 2018, the Company had no Level 2 or Level 3 financial assets or liabilities that were subject to fair value measurements on a recurring basis. The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements at December 31, 2017 Using:
	Level 1	Level 2	Level 3	Total
Money market funds included in cash and cash equivalents	$40,921	$—	$—	$40,921

	Fair Value Measurements at December 31, 2018 Using:
	Level 1	Level 2	Level 3	Total
Money market funds included in cash and cash equivalents	$98,268	$—	$—	$98,268

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

4. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31
	2017	2018
Laboratory equipment	$260	$388
Computer equipment and software	57	138
Tenant improvements	25	679
Furniture and fixtures	50	66

	392	1,271
Less: accumulated depreciation	(136)	(271)

	$256	$1,000

Depreciation expense for the years ended December 31, 2017 and 2018 was $52 and $138, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2017	2018
Accrued research and development expenses	$2,615	$1,677
Accrued general and administrative expenses	110	548
Other current liabilities	25	190

Total	$2,750	$2,415

6. Commitments and Contingencies

Operating Leases

The Company entered into a lease agreement during January 2016, which commenced in July 2016, for its current office and primary research facility located in San Diego, California. The lease includes both discounts of certain base rents during 2016 and 2019, and escalating lease payments over the term, which are being expensed ratably over the extended lease term.

In June 2018, the Company amended its existing lease agreement to include an additional 9,302 square feet of office and laboratory space within the same building as its current office and laboratory space. The additional space has the same base rental rate per square foot and expiration date of December 31, 2021 as the original facility per the existing lease with an option to extend the lease for the entire premises through the expiration of the initial terms of the master lease. The Company was obligated to, and has provided, a letter of credit of $73 for the lease which has been recorded to security deposits on the December 31, 2018 balance sheet. The Company occupied the additional space in September 2018.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

Rental expense, for the years ended December 31, 2017 and 2018 was $389 and $489, respectively.

As of December 31, 2018, future minimum lease payments under the operating lease (assuming the Company does not elect the early cancellation option on this lease), are as follows:

2019	$792
2020	887
2021	914

$2,593

7. Related Party Transactions

The Company entered into several contracts for drug product development and manufacturing with a vendor for which one of the Company’s former directors is a co-founder and part owner. For the years ended December 31, 2017 and 2018, the Company paid this vendor $145 and $69, respectively, for drug product development and manufacturing services.

On November 14, 2017, the Company entered into a consulting agreement with a member of the board of directors. The term of the agreement commenced on November 14, 2017 and continues for a period of four years. As compensation for the board member’s services, the Company granted the board member an option to purchase 112,861 shares of common stock, with such option grant vesting monthly over a four-year period, and agreed to reimburse the board member for certain preapproved expenses at cost.

8. Convertible Preferred Stock

In May 2017, the Company entered into a Series C convertible preferred stock purchase agreement, pursuant to which the Company sold 19,416,645 shares of Series C convertible preferred stock at a price of $2.3176 per share for proceeds of $44,788, net of issuance costs of $212. In October 2018, the Company entered into a Series D convertible preferred stock purchase agreement, pursuant to which the Company sold 26,288,123 shares of Series D convertible preferred stock at a price of $3.0432 per share for proceeds of $79,755, net of issuance costs of $245. The authorized, issued, and outstanding shares of convertible preferred stock at December 31, 2017 and December 31, 2018 were as follows:

	December 31, 2017
Series	Shares Authorized, Issued, and Outstanding	Aggregate Liquidation Preference	Carrying Value
Series A convertible preferred stock	7,404,248	$3,480	$3,455
Series B convertible preferred stock	12,314,885	17,980	17,918
Series C convertible preferred stock	19,416,645	45,000	44,788

Total	39,135,778	$66,460	$66,161

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

	December 31, 2018
Series	Shares Authorized, Issued, and Outstanding	Aggregate Liquidation Preference	Carrying Value
Series A convertible preferred stock	7,404,248	$3,480	$3,455
Series B convertible preferred stock	12,314,885	17,980	17,918
Series C convertible preferred stock	19,416,645	45,000	44,788
Series D convertible preferred stock	26,288,123	80,000	79,755

Total	65,423,901	$146,460	$145,916

Dividends

Holders of Series D and Series C convertible preferred stock, on a pari passu basis and in preference to the holders of Series B convertible preferred stock, Series A convertible preferred stock, and common stock, are entitled to receive, but only out of funds legally available therefore, cash dividends at a rate of 5% of the original issuance price of $3.0432 and $2.3176 of the Series D and Series C convertible preferred stock, respectively, per year on each outstanding share of Series D and Series C convertible preferred stock, as applicable, only when and if declared by the Board of Directors of the Company.

After payment of declared dividends on the Series D and Series C convertible preferred stock, holders of the Series B convertible preferred stock, in preference to the holders of the Series A convertible preferred stock and common stock, are entitled to receive cash dividends at a rate of 5% of the Series B convertible preferred stock original issuance price of $1.46 per year on each outstanding share of Series B convertible stock, only when and if declared by the Board of Directors of the Company.

After payment of declared dividends on the Series B convertible preferred stock, the holders of the Series A convertible preferred stock in preference to the holders of common stock, are entitled to receive cash dividends at a rate of 5% of the Series A convertible preferred stock original issuance price of $0.47 per year on each outstanding share of Series A convertible preferred stock, only when and if declared by the Board of Directors of the Company.

All such dividends are non-cumulative. No dividends have been declared through December 31, 2018.

Voting

Each share of convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible.

Election of Board of Directors

The holders of the Series A and Series B convertible preferred stock, voting together as a single class, are entitled to elect one member of the Board of Directors of the Company. The holders of the Series C convertible preferred stock, voting as a separate class, are entitled to elect three members to the Board of Directors of the Company. The holders of the Series D convertible preferred stock, voting as a separate class, are entitled to elect two members to the Board of Directors of the Company.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

Liquidation Preference

In the event of a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, and including a merger, acquisition or sale of assets where there is a change in control, before any distribution or payment is made to the holders of any Series B convertible preferred stock, Series A convertible preferred stock or common stock, the holders of Series C convertible preferred stock and Series D convertible preferred stock, on a pari passu basis, shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition) for each share of Series C convertible preferred stock or Series D convertible preferred stock held by them, as applicable, an amount per share of Series C convertible preferred stock equal to $2.3176 plus all declared and unpaid dividends on the Series C convertible preferred stock, if any, and an amount per share of Series D convertible preferred stock equal to $3.0432 plus all declared and unpaid dividends on the Series D convertible preferred stock, if any. If, upon any such Liquidation Event, the assets of the Company (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series C convertible preferred stock and Series D convertible preferred stock of the liquidation preference, then such assets (or consideration) shall be distributed among the holders of Series C convertible preferred stock and Series D convertible preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the Series D and Series C liquidation preferences have been paid, the holders Series of B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of the Series A convertible preferred stock or common stock, an amount per share equal to $1.46 per share plus all declared and unpaid dividends. If, upon a liquidation event, the assets of the Company or consideration received in such a transaction, are insufficient to make payment in full to all holders of Series B convertible preferred stock of the Series B liquidation preference, then such assets or consideration shall be distributed among the holders of the Series B convertible preferred stock ratably in proportion to the full amounts to which they would have otherwise be entitled.

After the Series D, Series C, and Series B liquidation preferences have been paid, the holders of Series A convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to $0.47 per share plus all declared and unpaid dividends. If, upon a liquidation event, the assets of the Company or consideration received in such a transaction, are insufficient to make payment in full to all holders of Series A convertible preferred stock of the Series A liquidation preference, then such assets or consideration shall be distributed among the holders of the Series A preferred stock ratably in proportion to the full amounts to which they would have otherwise be entitled.

Thereafter, the remaining assets of the Company legally available for distribution in such liquidation event (or the consideration received by the Company or its stockholders in an acquisition), if any, shall be distributed among the holders of Series B convertible preferred stock and common stock on an if-converted basis until such holders of Series B convertible preferred stock have received an aggregate amount per share of $4.38; thereafter, the remaining assets of the Company legally available for distribution in such liquidation event (or the consideration received by the Company or its stockholders in an acquisition), if any, shall be distributed ratably to the holders of the common stock.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

In the event of a liquidation event (including such events as an acquisition, asset transfer, or insolvency), if the Company does not effect a dissolution within 90 days after the liquidation event, the Company shall advise each holder of its convertible preferred stock of their right to require redemption of such shares. Upon a majority vote by each class of preferred stock (which majority, in the case of the Series D convertible preferred stock must include holders of at least 65% of the Series D convertible stock, in the case of the Series C convertible preferred stock must include holders of at least 60% of the Series C convertible preferred stock, and in the case of the Series B convertible preferred stock must include holders of at least a majority of the Series B convertible preferred stock who do not also hold Series A convertible preferred stock), the holders can compel the redemption of each class of preferred stock at the respective liquidation preference for each class of preferred stock.

Conversion

Each share of convertible preferred stock is immediately convertible at the holder’s option into shares of common stock based on the original issuance price of $0.47 for the Series A convertible preferred stock, $1.46 for the Series B convertible preferred stock, $2.3176 for the Series C convertible preferred stock, and $3.0432 for the Series D convertible preferred stock divided by the Conversion Price. The Conversion Price is $1.8095 for shares of Series A convertible preferred stock, $5.621 for shares of Series B convertible preferred stock, $8.9228 for shares of Series C convertible preferred stock, and $11.7163 for shares of Series D convertible preferred stock subject to proportional adjustments for certain dilutive issuances, splits, combinations, and other recapitalizations or reorganizations. Conversion of the preferred stock is automatic in the event of a public offering of the Company’s common stock meeting certain specified criteria (pursuant to which the pre-money valuation of the Company is at least $350,000 and the gross cash proceeds to the Company are at least $50,000, before underwriting discounts, commissions and fees). In addition, conversion of each share of preferred stock is automatic upon the vote or election to convert by the holders of a majority of the then outstanding shares of preferred stock voting together on an as-converted basis and as a single class.

If the Company issues any additional stock at a price per share that is less than the Conversion Price then in effect, the Conversion Price for the Series A, Series B, Series C, and Series D convertible preferred stock shall be reduced based on a weighted average formula.

The Company recorded all convertible preferred stock issuances at fair value on the dates of issuance. The Company classifies the convertible preferred stock outside of stockholders’ deficit in temporary equity because the shares contain contingent liquidation features that are not solely within its control. During the years ended December 31, 2017 and 2018, the Company did not adjust the carrying values of the convertible preferred stock to the deemed redemption values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

9. Stockholders’ Equity

Stock Option Plan

The Company’s 2013 Equity Incentive Plan, as amended (the Plan), provides for the grant of stock options, restricted stock and other equity awards of the Company’s common stock to employees,

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

officers, consultants, and directors. The Plan originally included an aggregate amount of up to a maximum of 389,610 shares. During 2017, the Plan was amended twice to increase the aggregate maximum to 1,558,442 total shares available for issuance. Concurrent with the Series D convertible preferred financing in October 2018, the plan was increased to a maximum 5,500,788 total shares available for issuance.

Options expire within a period of not more than ten years from the date of grant. Initial option grants to employees typically vest 25% after one year and monthly thereafter over a three-year period and expire between one and six months after employee termination. Subsequent option grants to employees and grants to non-employees typically vest monthly over a four-year period. The majority of options outstanding at December 31, 2018 had vesting periods of four years.

	Outstanding Options
	Shares Subject to Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)
Balances as of December 31, 2017	584,019	$1.92	9.0	$743
Options granted	3,099,984	$4.81
Options exercised	(43,774)	$1.74
Options cancelled	(42,591)	$3.20

Balances as of December 31, 2018	3,597,638	$4.40	9.5	$15,056

Options vested and exercisable as of December 31, 2018	428,481	$2.53	8.1	$2,596

The aggregate intrinsic values of options outstanding, vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock of $8.59 per share as of December 31, 2018.

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2017 and 2018 was $2.08 and $6.23, respectively. As of December 31, 2018, the total compensation expense related to non-vested options not yet recognized was $18,214 and is expected to be recognized over a weighted average term of 3.6 years.

The fair values of the employee stock options granted under the Plan during 2017 and 2018 were estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2017	2018
Risk-free interest rate	1.94 - 2.22%	2.61 - 3.10%
Volatility	91.3%	80.4 - 82.5%
Expected term (in years)	5.00 -6.08	5.77 - 6.08
Dividend yield	—%	—%

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

The Company computed volatility to be used based on an index of publicly traded comparable companies. The expected term of the options is based on the average period the stock options are expected to remain outstanding calculated as the midpoint between the weighted-average vesting term and the contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury instruments with terms consistent with the expected terms of the stock options, as determined at the time of grant.

Stock-based compensation expense, net of forfeitures, is reflected in the statements of operations and comprehensive loss as follows:

	Year Ended December 31,
	2017	2018
Research and development	$160	$556
General and administrative	184	591

Total stock-based compensation	$344	$1,147

Stock-based compensation expense for non-employees for the years ended December 31, 2017 and 2018 was $46 and $115, respectively, which is included in the above table.

Common Stock Reserved for Future Issuance:

Common stock reserved for future issuance consists of the following:

	December 31,
	2017	2018
Conversion of preferred stock outstanding	10,165,120	16,993,194
Common stock options outstanding	584,019	3,597,638
Shares available for issuance under the Plan	931,336	1,816,266

Total	11,680,475	22,407,098

10. Defined Contribution Benefit Plan

The Company sponsors a 401(k) retirement plan, in which substantially all of its full-time employees are eligible to participate. Participants may contribute a percentage of their annual compensation to this plan, subject to statutory limitations. The Company has recorded as expense $21 and $152 in matching contributions for the years ended December 31, 2017 and 2018, respectively.

11. Income Taxes

No provision for federal or state income taxes has been recorded for the years ended December 31, 2017 and 2018 other than the $1 annual tax for C corporations paid to the state of California.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

A reconciliation of the federal statutory income tax rate and the Company’s effective income tax rate is as follows:

	December 31,
	2017	2018
Tax computed at federal statutory rate	34.00%	21.00%
Permanent items and other	(9.49)	(2.36)
Stock based compensation	(0.27)	(0.78)
Research and development tax credits	(1.19)	1.07
Orphan Drug tax credits	13.13	6.47
Tax Cuts and Jobs Act	(16.41)	0.00
Valuation allowance	(19.77)	(25.40)

Effective income tax rate	—%	—%

Deferred tax assets and liabilities consist of the following:

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$4,303	$8,474
Research and development credits	86	353
Orphan Drug Credit	2,178	3,781
Accrued liabilities	82	287
Other, net	71	115

Total deferred tax assets	6,720	13,010
Deferred tax liabilities
Fixed assets	(13)	(7)

	(13)	(7)

Total	6,707	13,003
Less: valuation allowance	(6,707)	(13,003)

Net deferred tax assets	$—	$—

The valuation allowance increased by $6,296 during the year ended December 31, 2018.

Due to the uncertainties surrounding the realization of deferred tax assets, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets.

At December 31, 2018, the Company has federal and state net operating loss carryforwards of approximately $40,350 and $47,187, respectively. The federal and state tax loss carryforwards will begin to expire in 2033 if not utilized. At December 31, 2018, the Company has federal and state research and development tax credits of approximately $257 and $578, respectively. At December 31, 2018, the Company has federal Orphan Drug tax credits of approximately $6,682. If not utilized, the federal research tax credit will begin to expire in 2035 and the Orphan Drug credit will begin to expire in 2037. The California research tax credit can be carried forward indefinitely.

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

The Company files income tax returns in the United States federal jurisdiction and in California, and the tax returns filed for the years 2014 through 2017 have not been examined and the applicable statutes of limitation have not expired with respect to those returns. Because of net operating loss and research credit carryovers, substantially all of the Company’s tax years remain open to examination.

Total unrecognized income tax benefits related to California net operating losses, federal and California research and development and federal orphan drug tax credit carryforwards were approximately $7,488 at December 31, 2018. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. As of December 31, 2018, the Company has no accrual for interest and penalties related to unrecognized tax benefits. There are no unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate due to valuation allowances.

Pursuant to Internal Revenue Code sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards, and these financial statements do not contain any adjustment relating to such potential limitations.

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 34% to 21%. The reduction in the rate caused and resulted in a remeasurement of the Company’s deferred tax assets and liabilities at December 31, 2017. The remeasurement resulted in an income tax expense of $2,723, which was offset by a corresponding reduction in the valuation allowance. As of December 31, 2018, the Company has completed its accounting of the tax effects from the enactment of the Act and no changes to provisional amounts were recorded.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. At December 31, 2017 and 2018, the unrecognized tax benefits recorded were approximately $4,733 and $7,488, respectively. Approximately $6,557 of the unrecognized tax benefits would reduce the annual effective tax rate, if recognized, subject to the valuation allowance. It is not anticipated that there will be significant change in the unrecognized tax benefits over the next 12 months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2017	2018
Beginning balance	$954	$4,733
Reductions for tax positions taken in prior years	(34)	(118)
Additions for tax positions taken in current year	3,813	2,873

Ending balance	$4,733	$7,488

TURNING POINT THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share amounts)

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the United States and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years from inception in 2013 are subject to examination by the federal and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company has not recognized interest or penalties since inception.

12. Subsequent Events

For purposes of the financial statements as of and for the year ended December 31, 2018, the Company evaluated subsequent events for recognition and measurement purposes through March 21, 2019, the date the financial statements were issued. The Company further evaluated subsequent events for disclosure purposes in these financial statements as of and for the year ended December 31, 2018, through April 16, 2019. Except as described below, the Company has concluded that no events or transactions have occurred that require disclosure.

February 2019 Stock Option Grants

On February 20, 2019, the Company granted options to purchase 757,031 shares of common stock to employees of the Company. One-fourth of the shares subject to each option grant shall vest on the one-year anniversary of the date of grant with the remainder vesting in equal monthly installments for 36 months thereafter. The total compensation expense for these unvested options is expected to be approximately $10.4 million and recognized over a service term of four years.

Reverse Stock Split

On April 5, 2019, the Company effected a 1-for-3.85 reverse stock split of its common stock. The par value and the authorized number of shares of the common stock were not adjusted as a result of the reverse stock split. The reverse stock split resulted in an adjustment to the Series A, B, C, and D preferred stock conversion prices to reflect a proportional decrease in the number of shares of common stock to be issued upon conversion. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

4,500,000 Shares

Common Stock

Goldman Sachs & Co. LLC	SVB Leerink

Guggenheim Securities	Wedbush PacGrow

September 5, 2019